9/15

09045492

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti Bankasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

FILE NO. 82- 03636 FISCAL YEAR 12-31-08

Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: [signature]

DAT : 3/5/09

082-03636

RECEIVED
2009 MAR -5 A 7:09

12-31-08
AR/S

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Year Ended

31 December 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

12 February 2009

This report contains "Independent Auditors' Review Report" comprising 2 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 96 pages.

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have audited the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 31 December 2008 and the related consolidated income statement, consolidated statement of cash flows, consolidated statement of changes in shareholders' equity and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm

Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Independent Auditors' Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ and its financial affiliates as of 31 December 2008 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 and Article 38 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
12 February 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Financial Report
as of and for the Year Ended 31 December 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the year ended 31 December 2008 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors' Report

The consolidated subsidiaries and associates in the scope of this consolidated financial report are the followings:

Subsidiaries	Associates
1.Garanti Bank International NV	1.Eureko Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 721 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 31 December 2008, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of YTL 97.650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 20,500 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	20 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Denis Arthur Hall	Member	08.10.2008	College	24 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	31 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

As of 30 July 2008, Oliver B.R.V. Piani resigned from his board member position, subsequently at the Board of Directors' Meeting held on 8 October 2008, Denis Arthur Hall has been assigned for his vacant position. The board member Charles Edward Alexander resigned as of 26 November 2008.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	30 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	14 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purhases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 December 2008

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	CASH AND BALANCES WITH CENTRAL BANK	5.1.1	2,575,060	2,974,970	5,550,030	3,186,970	4,050,061	7,237,031
II.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	5.1.2	659,366	614,557	1,273,923	281,010	750,690	1,031,700
2.1	Financial assets held for trading		146,799	383,889	530,688	236,454	690,782	927,236
2.1.1	Government securities		123,957	15,599	139,556	225,090	107,044	332,134
2.1.2	Equity securities		13,642	14	13,656	1,462	-	1,462
2.1.3	Other securities		9,200	368,276	377,476	9,902	583,738	593,640
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		512,567	230,668	743,235	44,556	59,908	104,464
III.	BANKS	5.1.3	1,713,868	5,336,354	7,050,222	1,058,305	3,497,847	4,556,152
IV.	INTERBANK MONEY MARKETS		40,552	-	40,552	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		40,552	-	40,552	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	5.1.4	15,031,030	3,296,591	18,327,621	9,822,740	3,712,231	13,534,971
5.1	Equity securities		17,464	44,989	62,453	20,797	37,674	58,471
5.2	Government securities		14,714,792	1,045,877	15,760,669	9,690,401	2,268,068	11,958,469
5.3	Other securities		298,774	2,205,725	2,504,499	111,542	1,406,489	1,518,031
VI.	LOANS	5.1.5	28,086,979	24,662,721	52,749,700	22,649,101	17,378,545	40,027,646
6.1	Loans		27,636,833	24,662,721	52,299,554	22,342,086	17,378,520	39,720,606
6.1.1	Loans to bank's risk group	5.7	48,308	201,823	250,131	22,720	51,941	74,661
6.1.2	Other		27,588,525	24,460,898	52,049,423	22,319,366	17,326,579	39,645,945
6.2	Loans under follow-up		1,239,739	25,085	1,264,824	846,538	5,776	852,314
6.3	Specific provisions (-)		789,593	25,085	814,678	539,523	5,751	545,274
VII.	FACTORING RECEIVABLES	5.1.6	405,992	245,807	651,799	345,643	148,757	494,400
VIII.	INVESTMENTS HELD-TO-MATURITY (Net)	5.1.7	6,086,566	1,697,815	7,784,381	3,498,885	801,475	4,300,360
8.1	Government securities		6,086,566	1,658,021	7,744,587	3,495,683	777,619	4,273,302
8.2	Other securities		-	39,794	39,794	3,202	23,856	27,058
IX.	INVESTMENTS IN ASSOCIATES (Net)	5.1.8	57,074	-	57,074	45,656	-	45,656
9.1	Associates consolidated under equity accounting		40,342	-	40,342	28,997	-	28,997
9.2	Unconsolidated associates		16,732	-	16,732	16,659	-	16,659
9.2.1	Financial investments in associates		14,755	-	14,755	14,682	-	14,682
9.2.2	Non-financial investments in associates		1,977	-	1,977	1,977	-	1,977
X.	INVESTMENTS IN SUBSIDIARIES (Net)	5.1.9	20,780	674	21,454	9,694	540	10,234
10.1	Unconsolidated financial investments in subsidiaries		417	674	1,091	418	540	958
10.2	Unconsolidated non-financial investments in subsidiaries		20,363	-	20,363	9,276	-	9,276
XI.	INVESTMENTS IN JOINT-VENTURES (Net)	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	LEASE RECEIVABLES (Net)	5.1.11	450,766	1,653,231	2,103,997	549,408	1,396,241	1,945,649
12.1	Financial lease receivables		560,173	1,869,013	2,429,186	690,122	1,560,826	2,250,948
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		109,407	215,782	325,189	140,714	164,585	305,299
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	5.1.12	-	69,161	69,161	-	31,960	31,960
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	69,161	69,161	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	TANGIBLE ASSETS (Net)	5.1.13	1,108,806	98,218	1,207,024	1,048,771	72,321	1,121,092
XV.	INTANGIBLE ASSETS (Net)	5.1.14	32,456	5,023	37,479	24,926	3,127	28,053
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		26,068	5,023	31,091	18,538	3,127	21,665
XVI.	INVESTMENT PROPERTY (Net)	5.1.15	-	-	-	-	-	-
XVII.	TAX ASSET		34,877	17,777	52,654	63,263	311	63,574
17.1	Current tax asset		70	63	133	5,222	-	5,222
17.2	Deferred tax asset	5.1.16	34,807	17,714	52,521	58,041	311	58,352
XVIII.	ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	5.1.17	81,346	-	81,346	112,886	-	112,886
18.1	Asset held for resale		81,346	-	81,346	112,886	-	112,886
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	5.1.18	1,823,944	156,052	1,979,996	1,484,191	122,938	1,607,129
	TOTAL ASSETS		58,209,462	40,828,951	99,038,413	44,181,449	31,967,044	76,148,493

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 31 December 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	**29,119,139**	**28,840,818**	**57,959,957**	**20,196,472**	**23,493,058**	**43,689,530**
1.1	Deposits from bank's risk group	5.7	150,823	350,667	501,490	204,546	135,893	340,439
1.2	Other		28,968,316	28,490,151	57,458,467	19,991,926	23,357,165	43,349,091
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	**302,141**	**298,951**	**601,092**	**501,205**	**37,388**	**538,593**
III.	**FUNDS BORROWED**	5.2.3	**2,738,501**	**10,734,878**	**13,473,379**	**1,812,519**	**9,088,223**	**10,900,742**
IV.	**INTERBANK MONEY MARKETS**	5.2.4	**10,452,524**	**700,656**	**11,153,180**	**7,447,905**	**1,144,051**	**8,591,956**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		10,452,524	700,656	11,153,180	7,447,905	1,144,051	8,591,956
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2,795,404**	**121,233**	**2,916,637**	**2,384,138**	**129,090**	**2,513,228**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**633,430**	**231,590**	**865,020**	**863,062**	**298,408**	**1,161,470**
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	**4,845**	**4,845**	-	**4,115**	**4,115**
10.1	Financial lease payables		-	4,845	4,845	-	4,115	4,115
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	**4,871**	**4,871**	-	**249**	**249**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4,871	4,871	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	**944,756**	**28,510**	**973,266**	**651,197**	**22,225**	**673,422**
12.1	General provisions		409,543	19,256	428,799	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		198,840	-	198,840	143,883	-	143,883
12.4	Insurance technical provisions (Net)		123,603	-	123,603	101,150	-	101,150
12.5	Other provisions		212,770	9,254	222,024	140,199	7,530	147,729
XIII.	**TAX LIABILITY**	5.2.9	**390,131**	**6,746**	**396,877**	**217,521**	**3,219**	**220,740**
13.1	Current tax liability		387,893	6,746	394,639	217,521	3,189	220,710
13.2	Deferred tax liability		2,238	-	2,238	-	30	30
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	**946,709**	**946,709**	-	**728,771**	**728,771**
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	**9,752,345**	**(9,765)**	**9,742,580**	**6,983,672**	**142,005**	**7,125,677**
16.1	Paid-in capital		4,200,000	-	4,200,000	2,100,000	-	2,100,000
16.2	Capital reserves		1,576,741	(18,270)	1,558,471	886,218	139,484	1,025,702
16.2.1	Share premium		11,880	-	11,880	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		257,174	(79,268)	177,906	81,517	108,020	189,537
16.2.4	Revaluation surplus on tangible assets		597,090	-	597,090	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(63,466)	60,998	(2,468)	774	31,464	32,238
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		2,061,101	8,505	2,069,606	1,560,342	2,521	1,562,863
16.3.1	Legal reserves		280,954	4,097	285,051	165,846	2,521	168,367
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,681,758	-	1,681,758	1,388,561	-	1,388,561
16.3.4	Other profit reserves		98,389	4,408	102,797	5,935	-	5,935
16.4	Profit or loss		1,879,378	-	1,879,378	2,413,778	-	2,413,778
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		1,879,378	-	1,879,378	2,413,778	-	2,413,778
16.5	Minority interest		35,125	-	35,125	23,334	-	23,334
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**57,128,371**	**41,910,042**	**99,038,413**	**41,057,691**	**35,090,802**	**76,148,493**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 31 December 2008

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**32,184,579**	**48,697,088**	**80,881,667**	**23,960,000**	**32,425,848**	**56,385,848**
I.	**GUARANTEES AND SURETIES**	5.3.1	**4,228,584**	**10,338,550**	**14,567,134**	**3,921,013**	**8,881,279**	**12,802,292**
1.1.	Letters of guarantee		4,118,306	6,894,220	11,012,526	3,920,019	5,849,586	9,769,605
1.1.1.	Guarantees subject to State Tender Law		238,990	541,707	780,697	306,986	423,552	730,538
1.1.2.	Guarantees given for foreign trade operations		312,563	422,149	734,712	303,752	326,670	630,422
1.1.3.	Other letters of guarantee		3,566,753	5,930,364	9,497,117	3,309,281	5,099,364	8,408,645
1.2.	Bank acceptances		-	123,807	123,807	600	115,887	116,487
1.2.1.	Import letter of acceptance		-	108,097	108,097	600	107,622	108,222
1.2.2.	Other bank acceptances		-	15,710	15,710	-	8,265	8,265
1.3.	Letters of credit		278	3,320,523	3,320,801	394	2,915,806	2,916,200
1.3.1.	Documentary letters of credit		-	82	82	-	1,649	1,649
1.3.2.	Other letters of credit		278	3,320,441	3,320,719	394	2,914,157	2,914,551
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		110,000	-	110,000	-	-	-
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**14,376,973**	**4,743,412**	**19,120,385**	**13,139,200**	**3,764,471**	**16,903,671**
2.1.	Irrevocable commitments		14,376,973	4,742,758	19,119,731	13,139,200	3,764,081	16,903,281
2.1.1.	Asset purchase commitments		153,483	1,418,639	1,572,122	50,554	1,689,412	1,739,966
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4.	Loan granting commitments		2,787,561	1,853,327	4,640,888	2,327,523	1,013,639	3,341,162
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,356,288	-	1,356,288	1,852,451	-	1,852,451
2.1.8.	Tax and fund obligations on export commitments		25,834	-	25,834	24,398	-	24,398
2.1.9.	Commitments for credit card limits		8,788,785	31,274	8,820,059	7,619,252	-	7,619,252
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,439,518	2,703,728	1,264,210	1,061,030	2,325,240
2.2.	Revocable commitments		-	654	654	-	390	390
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	654	654	-	390	390
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5.3.2	**13,579,022**	**33,615,126**	**47,194,148**	**6,899,787**	**19,780,098**	**26,679,885**
3.1.	Derivative financial instruments held for risk managemen		-	110,523	110,523	-	58,282	58,282
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	110,523	110,523	-	58,282	58,282
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		13,579,022	33,504,603	47,083,625	6,899,787	19,721,816	26,621,603
3.2.1.	Forward foreign currency purchases/sales		1,937,437	2,904,909	4,842,346	863,438	1,217,606	2,081,044
3.2.1.1.	Forward foreign currency purchases		934,191	1,490,485	2,424,676	340,766	665,557	1,006,323
3.2.1.2.	Forward foreign currency sales		1,003,246	1,414,424	2,417,670	522,672	552,049	1,074,721
3.2.2.	Currency and interest rate swaps		9,923,766	20,708,428	30,632,194	4,840,279	10,157,286	14,997,565
3.2.2.1.	Currency swaps-purchases		5,472,200	9,895,595	15,367,795	1,215,757	6,023,664	7,239,421
3.2.2.2.	Currency swaps-sales		4,451,566	10,772,760	15,224,326	3,622,066	4,123,014	7,745,080
3.2.2.3.	Interest rate swaps-purchases		-	18,612	18,612	417	5,401	5,818
3.2.2.4.	Interest rate swaps-sales		-	21,461	21,461	2,039	5,207	7,246
3.2.3.	Currency, interest rate and security options		1,683,016	9,017,177	10,700,193	1,077,653	7,711,274	8,788,927
3.2.3.1.	Currency call options		658,260	2,816,859	3,475,119	370,616	3,798,693	4,169,309
3.2.3.2.	Currency put options		990,950	2,696,475	3,687,425	635,057	3,417,318	4,052,375
3.2.3.3.	Interest rate call options		-	1,799,040	1,799,040	-	81,200	81,200
3.2.3.4.	Interest rate put options		-	1,692,640	1,692,640	-	-	-
3.2.3.5.	Security call options		33,806	10,642	44,448	37,344	113,283	150,627
3.2.3.6.	Security put options		-	1,521	1,521	34,636	300,780	335,416
3.2.4.	Currency futures		27,209	33,537	60,746	114,417	82,650	197,067
3.2.4.1.	Currency futures-purchases		24,833	24,967	49,800	83,070	2,219	85,289
3.2.4.2.	Currency futures-sales		2,376	8,570	10,946	31,347	80,431	111,778
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		7,594	840,552	848,146	4,000	553,000	557,000
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**149,828,729**	**108,801,912**	**258,630,641**	**129,941,310**	**67,836,609**	**197,777,919**
IV.	**ITEMS HELD IN CUSTODY**		**38,828,829**	**15,720,224**	**54,549,053**	**46,920,619**	**12,856,015**	**59,776,634**
4.1.	Customers' securities held		18,299,861	3,913,486	22,213,347	21,162,119	3,625,534	24,787,653
4.2.	Investment securities held in custody		13,804,387	932,508	14,736,895	20,241,857	1,385,719	21,627,576
4.3.	Checks received for collection		4,869,700	895,721	5,765,421	4,204,954	494,980	4,699,934
4.4.	Commercial notes received for collection		1,822,785	1,776,262	3,599,047	1,281,717	1,631,219	2,912,936
4.5.	Other assets received for collection		9,649	7,665,813	7,675,462	7,197	5,402,214	5,409,411
4.6.	Assets received through public offering		-	25,454	25,454	-	18,805	18,805
4.7.	Other items under custody		22,447	510,980	533,427	22,775	297,544	320,319
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**110,999,900**	**93,081,688**	**204,081,588**	**83,020,691**	**54,980,594**	**138,001,285**
5.1.	Securities		77,210	24,354	101,564	169,805	5,555	175,360
5.2.	Guarantee notes		16,424,680	6,927,507	23,352,187	11,971,031	4,942,492	16,913,523
5.3.	Commodities		157	-	157	157	-	157
5.4.	Warranties		-	335,011	335,011	-	463,776	463,776
5.5.	Real estates		19,469,018	20,275,144	39,744,162	13,345,519	7,900,332	21,245,851
5.6.	Other pledged items		75,028,665	65,519,224	140,547,889	57,534,009	41,668,096	99,202,105
5.7.	Pledged items-depository		170	448	618	170	343	513
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**182,013,308**	**157,499,000**	**339,512,308**	**153,901,310**	**100,262,457**	**254,163,767**

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Income Statement
For the Year Ended 31 December 2008

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008- 31 December 2008	PRIOR PERIOD 1 January 2007- 31 December 2007
I.	**INTEREST INCOME**	5.4.1	**10,066,076**	**7,886,063**
1.1	Interest income on loans		5,957,380	4,450,886
1.2	Interest income on reserve deposits		218,100	184,252
1.3	Interest income on banks		393,989	422,091
1.4	Interest income on money market transactions		7,120	5,538
1.5	Interest income on securities portfolio		3,075,798	2,342,324
1.5.1	Trading financial assets		49,756	52,725
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		2,171,769	1,593,503
1.5.4	Investments held-to-maturity		854,273	696,096
1.6	Financial lease income		235,025	188,173
1.7	Other interest income		178,664	292,799
II.	**INTEREST EXPENSE**	5.4.2	**6,635,372**	**4,788,111**
2.1	Interest on deposits		4,542,020	3,295,478
2.2	Interest on funds borrowed		908,834	749,030
2.3	Interest on money market transactions		1,180,050	738,564
2.4	Interest on securities issued		2,872	3,035
2.5	Other interest expenses		1,596	2,004
III.	**NET INTEREST INCOME (I - II)**		**3,430,704**	**3,097,952**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,578,335**	**1,288,569**
4.1	Fees and commissions received		2,042,770	1,720,948
4.1.1	Non-cash loans		133,118	107,983
4.1.2	Others		1,909,652	1,612,965
4.2	Fees and commissions paid		464,435	432,379
4.2.1	Non-cash loans		453	322
4.2.2	Others		463,982	432,057
V.	**DIVIDEND INCOME**	5.4.3	**29,472**	**2,866**
VI.	**NET TRADING INCOME/LOSSES (Net)**	5.4.4	**253,585**	**(218,454)**
6.1	Trading account income/losses (Net)		486,852	(435,806)
6.2	Foreign exchange gains/losses (Net)		(233,267)	217,352
VII.	**OTHER OPERATING INCOME**	5.4.5	**437,723**	**1,201,924**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**5,729,819**	**5,372,857**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	5.4.6	**617,955**	**349,695**
X.	**OTHER OPERATING EXPENSES (-)**	5.4.7	**2,775,746**	**2,108,356**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2,336,118**	**2,914,806**
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		**10,657**	**4,098**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	5.4.8	**2,346,775**	**2,918,904**
XVI.	**PROVISION FOR TAXES (±)**	5.4.9	**455,597**	**497,148**
16.1	Current tax charge		441,528	507,497
16.2	Deferred tax charge/(credit)		14,069	(10,349)
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	5.4.10	**1,891,178**	**2,421,756**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	5.4.8	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	5.4.9	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	5.4.10	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	5.4.11	**1,891,178**	**2,421,756**
23.1	Equity holders of the bank		1,879,378	2,413,778
23.2	Minority interest		11,800	7,978
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**632**	**1,149**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity
For the Year Ended 31 December 2008

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2008	PRIOR PERIOD 31 December 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	5,102	94,304
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	110,485	(31,526)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	28,649	28,412
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(80,301)	29,115
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	22,883
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(15,857)	(23,147)
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	48,078	120,041
XI.	CURRENT PERIOD PROFIT/LOSSES	1,891,178	2,421,756
1.1	Net changes in fair value of securities (transferred to income statement)	61,271	10,224
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	1,829,907	2,411,532
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	1,939,256	2,541,797

The accompanying notes are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended 31 December 2008

			THOUSANDS OF NEW TURKISH LIRA (YTL)																	
	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
	PRIOR PERIOD - 31 December 2007																			
I.	Balances at beginning of the period		2,100,000	772,554	-	-	108,653	-	526,745	36,923	-	1,165,311	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
II.	Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	108,653	-	526,745	36,923	-	1,165,311	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
	Changes during the period																			
IV.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Market value changes of securities		-	-	-	-	-	-	-	-	-	-	66,852	-	-	-	-	66,852	-	66,852
VI.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51,608	-	51,608	-	51,608
6.1	Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	28,316	-	28,316	-	28,316
6.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	23,292	-	23,292	-	23,292
VII.	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Translation differences		-	-	-	-	(538)	-	-	(30,988)	-	-	-	-	-	-	-	(31,526)	-	(31,526)
XI.	Changes resulted from disposal of assets		-	-	-	-	(4,434)	-	(28,876)	-	-	33,310	(19)	-	559	-	-	540	-	540
XII.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	3,948	-	-	-	-	-	3,948	7,586	11,534
XIII.	Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2	Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII.	Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX.	Current period net profit/loss		-	-	-	-	-	-	-	-	2,413,778	-	-	-	-	-	-	2,413,778	7,978	2,421,756
XX.	Profit distribution		-	-	-	-	64,686	-	890,692	-	-	(1,202,569)	-	27,717	-	-	-	(219,474)	-	(219,474)
20.1	Dividends		-	-	-	-	-	-	-	-	-	(219,474)	-	-	-	-	-	(219,474)	-	(219,474)
20.2	Transfers to reserves		-	-	-	-	64,686	-	890,692	-	-	(955,378)	-	-	-	-	-	-	-	-
20.3	Others		-	-	-	-	-	-	-	-	-	(27,717)	-	27,717	-	-	-	-	-	-
	Balances at end of the period (III+IV+V+……+XVIII+XIX+XX)		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	2,413,778	-	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
	CURRENT PERIOD - 31 December 2008																			
I.	Balances at beginning of the period		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
	Changes during the period	5.5																		
II.	Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(11,631)	-	-	-	-	(11,631)	(9)	(11,640)
IV.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(34,706)	-	(34,706)	-	(34,706)
4.1	Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	29,534	-	29,534	-	29,534
4.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(64,240)	-	(64,240)	-	(64,240)
V.	Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Translation differences		-	-	-	-	903	-	-	93,521	-	-	-	-	-	-	-	94,424	-	94,424
IX.	Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X.	Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI.	Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII.	Capital increase		2,100,000	-	11,800	-	-	-	-	-	-	-	-	-	-	-	-	2,111,800	-	2,111,800
12.1.	Cash		2,100,000	-	11,800	-	-	-	-	-	-	-	-	-	-	-	-	2,111,800	-	2,111,800
12.2.	Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	Others		-	-	-	-	-	-	(1,434,233)	-	-	-	-	-	-	-	-	(1,434,233)	-	(1,434,233)
XVII.	Current period net profit/loss		-	-	-	-	-	-	-	-	1,879,378	-	-	-	-	-	-	1,879,378	11,800	1,891,178
XVIII.	Profit distribution		-	-	-	-	115,781	-	1,727,430	3,341	-	(2,413,778)	-	567,226	-	-	-	-	-	-
18.1.	Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.2.	Transfers to reserves		-	-	-	-	115,781	-	1,727,430	-	-	(1,843,211)	-	-	-	-	-	-	-	-
18.3	Others		-	-	-	-	-	-	-	3,341	-	(570,567)	-	567,226	-	-	-	-	-	-
	Balances at end of the period (I+II+III+……+XVI+XVII+XVIII)		4,200,000	772,554	11,800	-	285,051	-	1,681,758	102,797	1,879,378	-	177,906	597,090	1,509	(2,468)	-	9,707,455	35,125	9,742,580

The accompanying notes are an integral part of these consolidated financial statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Cash Flows
For the Year Ended 31 December 2008

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008	PRIOR PERIOD 31 December 2007
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	**2,619,095**	**2,859,190**
1.1.1	Interests received		9,326,315	7,750,069
1.1.2	Interests paid		(6,366,874)	(4,643,883)
1.1.3	Dividend received		29,472	2,866
1.1.4	Fees and commissions received		1,578,335	1,288,569
1.1.5	Other income		909,909	702,454
1.1.6	Collections from previously written-off loans and other receivables		25,323	17,676
1.1.7	Payments to personnel and service suppliers		(2,427,788)	(1,862,078)
1.1.8	Taxes paid		(455,597)	(396,483)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	**7,140,829**	**313,635**
1.2.1	Net (increase) decrease in financial assets held for trading		405,513	62,175
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		1,815,904	(4,855,114)
1.2.4	Net (increase) decrease in loans		(13,744,573)	(9,849,842)
1.2.5	Net (increase) decrease in other assets		(698,201)	(1,292,545)
1.2.6	Net increase (decrease) in bank deposits		(310,214)	860,380
1.2.7	Net increase (decrease) in other deposits		14,432,747	8,995,336
1.2.8	Net increase (decrease) in funds borrowed		5,240,354	5,047,343
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		(701)	1,345,902
I.	**Net cash flow from banking operations**	5.6	**9,759,924**	**3,172,825**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	**(7,352,046)**	**(3,025,915)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	(1,187)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	95
2.3	Purchases of tangible assets		(394,925)	(327,182)
2.4	Sales of tangible assets		166,529	57,808
2.5	Cash paid for purchase of financial assets available-for-sale, net		(12,369,975)	(9,203,982)
2.6	Cash obtained from sale of financial assets available-for-sale, net		4,653,806	5,841,427
2.7	Cash paid for purchase of investments held-to-maturity		-	(71,632)
2.8	Cash obtained from sale of investments held-to-maturity		592,519	678,738
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**677,559**	**(219,812)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		2,111,880	-
3.4	Dividends paid		-	(219,474)
3.5	Payments for financial leases		(88)	(338)
3.6	Others (payments for founder shares repurchased)		(1,434,233)	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(233,267)**	**217,352**
V.	**Net increase/(decrease) in cash and cash equivalents (I+II+III+IV)**	5.6	**2,852,170**	**144,450**
VI.	**Cash and cash equivalents at beginning of period**	5.6	**4,293,819**	**4,149,369**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	**7,145,989**	**4,293,819**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

(Thousands of New Turkish Lira (YTL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 31 December 2008, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik ve Hayat AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

(Thousands of New Turkish Lira (YTL))

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and Garanti Financial Services Plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

Liquidation or sales of the associates and subsidiaries:

The Bank sold 80% and 15% shares of its consolidated subsidiaries, Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The liquidation processes of GFM ve GFS continue.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

(Thousands of New Turkish Lira (YTL))

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for'the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

(Thousands of New Turkish Lira (YTL))

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation Rates (%) after 1 January 2005**	**Depreciation Rates (%) before 1 January 2005**
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

(Thousands of New Turkish Lira (YTL))

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the entities are required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank and its financial affiliates subject to the labour law, reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2008	31 December 2007
Discount rate	6.26%	5.71%
Interest rate	12.00%	11.00%
Expected rate of salary/limit increase	5.40%	5.00%
Estimated employee turnover rate	6.55%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

(Thousands of New Turkish Lira (YTL))

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependents will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 December 2008	
	Employer	**Employee**
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the Savings Deposit Insurance Fund, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court regarding this application.

(Thousands of New Turkish Lira (YTL))

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

The consolidated affiliates do not have retirement benefit plans for their employees. The retirement related benefits of the employees of the consolidated affiliates are subject to the SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

(Thousands of New Turkish Lira (YTL))

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 22% corporate tax. Effective from 1 January 1, 2009 this rate will be applied as 21%. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Tax applications for foreign financial affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year.

(Thousands of New Turkish Lira (YTL))

Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (31 December 2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2008, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, YTL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments on a consolidated basis is as follows as of 31 December 2008:

Current Period	Retail Banking	Corporate Banking	Investment Banking	Other	Total Operations
Total Operating Profit	1,372,178	2,277,700	1,252,389	798,080	5,700,347
Other	-	-	-	-	-
Total Operating Profit	**1,372,178**	**2,277,700**	**1,252,389**	**798,080**	**5,700,347**
Net Operating Profit	1,055,989	1,349,029	272,938	(360,653)	2,317,303
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	29,472	29,472
Net Operating Profit	**1,055,989**	**1,349,029**	**272,938**	**(331,181)**	**2,346,775**
Provision for Taxes	-	-	-	455,597	455,597
Net Profit	**1,055,989**	**1,349,029**	**272,938**	**(786,778)**	**1,891,178**
Segment Assets	16,457,561	35,697,142	35,401,934	11,403,248	98,959,885
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	78,528	78,528
Undistributed Items	-	-	-	-	-
Total Assets	**16,457,561**	**35,697,142**	**35,401,934**	**11,481,776**	**99,038,413**
Segment Liabilities	31,339,548	24,001,701	24,473,329	9,481,255	89,295,833
Shareholders' Equity	-	-	-	9,742,580	9,742,580
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**31,339,548**	**24,001,701**	**24,473,329**	**19,223,835**	**99,038,413**
Other Segment Items					
Capital Expenditure	-	-	-	387,971	387,971
Depreciation Expenses	-	-	-	182,190	182,190
Impairment Losses	-	-	770	617,186	617,956
Other Non-Cash Income/Expenses	125,983	356,562	1,228,051	(130,237)	1,580,359
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Reclassifications

Loans given to banks amounting YTL 1,025,622 thousands as of 31 December 2007 are classified to "loans" from "banks". Interest income received from loans given to banks amounting YTL 16,915 thousands are classified to "interest income on loans" from "interest income on banks".

Leasehold improvements amounting YTL 91,432 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Due to method change in valuation of derivative instruments, YTL 263,933 thousands is reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" as of 31 December 2007.

Shares amounting YTL 16,396 thousands as of 31 December 2007, are classified to "investments in associates" from "financial assets available-for-sale".

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 14.86% (unconsolidated capital adequacy ratio: 16.14%) as of 31 December 2008.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of New Turkish Lira (YTL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**17,471,752**	-	**2,678,242**	**12,501,580**	**37,243,902**	**571,759**	**5,157**
Cash on Hand	682,622	-	210	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	3,075,428	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	701,210	-	2,348,691	-	1,683,775	-	-
Interbank Money Market Placements	40,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,713,040	-	-	-	-	-	-
Loans	3,228,763	-	139,506	12,207,365	32,205,769	571,759	5,157
Loans under Follow-Up (Net)	-	-	-	-	450,146	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,305,103	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	32,848	-	-
Miscellaneous Receivables	19,680	-	-	-	80,709	-	-
Accrued Interest and Income	413,824	-	21,772	294,215	822,863	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	826,723	-	-
Tangible Assets (Net)	-	-	-	-	1,103,117	-	-
Other Assets	292,082	-	168,063	-	37,952	-	-
Off-Balance Sheet Items	**1,813,210**	-	**1,382,975**	**715,942**	**8,441,075**	-	-
Non-Cash Loans and Commitments	1,813,210	-	965,853	715,942	8,395,522	-	-
Derivative Financial Instruments	-	-	417,122	-	45,553	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**19,284,962**	-	**4,061,217**	**13,217,522**	**45,684,977**	**571,759**	**5,157**

(Thousands of New Turkish Lira (YTL))

	Risk Weightings						
	Consolidated						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**19,564,944**	**-**	**3,912,598**	**12,972,339**	**41,879,668**	**571,759**	**5,157**
Cash on Hand	701,078	-	210	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	3,075,429	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	2,345,954	-	3,062,430	-	1,574,631	-	-
Interbank Money Market Placements	40,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,713,040	-	-	-	-	-	-
Loans	3,475,567	-	593,893	12,363,625	34,815,820	571,759	5,157
Loans under Follow-Up (Net)	-	-	-	-	450,146	-	-
Lease Receivables	35,279	-	54,498	310,397	1,683,352	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,444,007	-	-	-	39,760	-	-
Receivables from Term Sale of Assets	-	-	-	-	32,848	-	-
Miscellaneous Receivables	19,680	-	-	-	989,900	-	-
Accrued Interest and Income	404,429	-	33,504	298,317	851,751	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	35,715	-	-
Tangible Assets (Net)	-	-	-	-	1,225,445	-	-
Other Assets	310,481	-	168,063	-	180,300	-	-
Off-Balance Sheet Items	**1,835,543**	**-**	**1,506,493**	**739,396**	**9,000,611**	**-**	**-**
Non-Cash Loans and Commitments	1,835,543	-	997,817	739,396	8,913,385	-	-
Derivative Financial Instruments	-	-	508,676	-	87,226	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**21,400,487**	**-**	**5,419,091**	**13,711,735**	**50,880,279**	**571,759**	**5,157**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	53,973,934	41,927,303
Value at Market Risk (VaMR)	2,523,750	579,538
Value at Operational Risk (VaOR)	5,766,996	4,520,072
Shareholders' Equity	10,047,717	7,206,570
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	16.14%	15.32%

	Consolidated	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	59,687,917	46,859,414
Value at Market Risk (VaMR)	4,120,450	1,550,094
Value at Operational Risk (VaOR)	6,621,287	5,299,036
Shareholders' Equity	10,467,025	7,506,982
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	14.86%	13.98%

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	2,100,000
Nominal Capital	4,200,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	-
Share Cancellation Profits	-	-
Legal Reserves	285,051	168,367
I. Legal Reserve (Turkish Commercial Code 466/1)	261,424	144,740
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,681,758	1,388,561
Reserve Allocated as per the Decision held by the General Assembly	1,681,758	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Other Capital Reserves and Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,879,378	2,413,778
Current Period Profit	1,879,378	2,413,778
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	52,000	32,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	594,943	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	35,117	23,334
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	91,432
Prepaid Expenses (-)	318,026	257,923
Intangible Assets (-)	37,479	28,053
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	-	-
Total Core Capital	**9,512,681**	**6,926,311**
SUPPLEMENTARY CAPITAL		
General Provisions	428,799	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	847,545	672,492
45% of Securities Value Increase Fund (*)	36,431	75,299
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	36,431	75,299
Minority Interest	8	20
Other Reserves	100,329	38,173
Total Supplementary Capital	**1,415,587**	**1,069,119**
TIER III CAPITAL	-	-
CAPITAL	**10,928,268**	**7,995,430**

(*) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if its is negative then the whole amount is considered in the calculation.

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**461,243**	**488,448**
Unconsolidated Investments in Banks and Financial Institutions	42,813	29,955
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidadet but Included Using Equity Accounting	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,925	81,085
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**10,467,025**	**7,506,982**

4.2 Consolidated credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and personal or corporate guarantees.

There are control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The risk arising from such instruments are followed up and the necessary actions are taken to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

Foreign trade finance and other interbank credit transactions are performed through widespread correspondents network. Accordingly, limits are assigned to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank and its financial affiliates' largest 100 cash loan customers compose 28.63% of the total cash loan portfolio.

The Bank and its financial affiliates' largest 100 non-cash loan customers compose 52.89% of the total non-cash loan portfolio.

(Thousands of New Turkish Lira (YTL))

The Bank and its financial affiliates' largest 100 cash and non-cash loan customers represent 10.76% of the total "on and off balance sheet" assets.

The general provision for consolidated credit risk amounts to YTL 428,799 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

4.2.1 Customer and regional concentration of credit risks

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities*		Other Credits**		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	33,621,435	24,226,179	-	-	1,200,360	609,365	1,238,854	704,708	32,617,011	29,971,275
Public Sector	1,268,795	1,034,439	-	-	23,644,812	16,434,452	308	458	2,305	75,062
Banks	1,051,787	1,043,422	11,939,516	11,265,670	1,721,409	1,658,817	422,808	643,507	23,971,246	9,212,692
Retail Customers	16,807,683	13,723,606	-	-	-	-	-	533	686,033	3,403,418
Equity Securities	-	-	-	-	76,109	59,933	78,528	55,890		
Total	**52,749,700**	**40,027,646**	**11,939,516**	**11,265,670**	**26,642,690**	**18,762,567**	**1,740,498**	**1,405,096**	**57,276,595**	**42,662,447**
Regional concentration										
Domestic	49,424,620	36,540,459	6,466,880	7,625,460	24,430,500	16,992,381	1,650,644	1,090,234	31,837,359	31,638,256
European Union (EU) Countries	1,793,948	995,033	4,551,839	3,125,896	1,489,864	1,111,916	89,407	292,394	15,325,937	7,485,289
OECD Countries***	68,701	480,372	15,446	9,654	1,529	-	-	7,413	1,186,448	629,396
Off-Shore Banking Regions	168,768	5,227	57,151	67,502	226,765	13,915	212	964	281,684	24,196
USA, Canada	56,103	35,016	772,922	307,546	77,743	121,055	-	490	7,611,841	2,381,975
Other Countries	1,237,560	1,971,539	75,278	129,612	416,289	523,300	235	13,601	1,033,326	503,335
Total	**52,749,700**	**40,027,646**	**11,939,516**	**11,265,670**	**26,642,690**	**18,762,567**	**1,740,498**	**1,405,096**	**57,276,595**	**42,662,447**

* Includes financial assets held for trading, financial assets available-for-sale and investments held-to-maturity

** Includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above

*** OECD countries other than EU countries, USA and Canada

(Thousands of New Turkish Lira (YTL))

4.2.2 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	81,229,595	74,232,393	11,496,866	341,824	1,623,884
European Union (EU) Countries	4,538,227	6,403,313	1,635,450	-	80,336
OECD Countries [1]	18,661	836,228	433,287	-	-
Off-Shore Banking Regions	377,949	206,918	30,461	-	2,556
USA, Canada	784,348	6,421,186	314,583	-	-
Other Countries	70,167	121,001	352,258	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	12,019,466	10,817,374	304,229	46,147	184,402
Unallocated Assets/Liabilities [2]	-	-	-	-	-
Total	**99,038,413**	**99,038,413**	**14,567,134**	**387,971**	**1,891,178**
Prior Period					
Domestic	61,509,588	54,971,044	10,326,332	272,545	2,209,769
EU Countries	3,994,309	5,404,877	1,227,937	-	16,595
OECD Countries [1]	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,279	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	417,736	355,520	214,673	-	-
Associates, Subsidiaries and Joint-Ventures (Business Partnership)	9,727,889	9,206,876	466,155	29,673	191,823
Unallocated Assets/Liabilities [2]	-	-	-	-	-
Total	**76,148,493**	**76,148,493**	**12,802,292**	**302,218**	**2,421,756**

[1] OECD countries other than EU countries, USA and Canada

[2] Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of New Turkish Lira (YTL))

4.2.3 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**276,174**	**1.00**	**116,724**	**0.48**	**194,622**	**0.87**	**70,563**	**0.41**
Farming and Stockbreeding	265,942	0.96	105,427	0.43	189,456	0.85	66,493	0.39
Forestry	4,937	0.02	-	-	410	-	424	-
Fishery	5,295	0.02	11,297	0.05	4,756	0.02	3,646	0.02
Manufacturing	**3,872,157**	**14.01**	**8,426,621**	**34.17**	**2,979,505**	**13.34**	**5,538,040**	**31.87**
Mining	121,982	0.44	279,441	1.13	109,773	0.49	135,545	0.78
Production	3,538,075	12.80	6,648,336	26.96	2,528,984	11.32	4,527,604	26.06
Electricity, Gas, Water	212,100	0.77	1,498,844	6.08	340,748	1.53	874,891	5.03
Construction	**953,983**	**3.45**	**1,502,414**	**6.09**	**842,137**	**3.77**	**1,162,048**	**6.69**
Services	**4,624,379**	**16.73**	**11,069,921**	**44.88**	**4,042,195**	**18.09**	**8,796,415**	**50.62**
Wholesale and Retail Trade	3,178,646	11.50	2,573,442	10.43	2,633,025	11.79	2,380,947	13.71
Hotel, Food and Beverage Services	208,057	0.75	980,793	3.98	248,316	1.11	586,109	3.37
Transportation and Telecommunication	575,719	2.08	3,746,786	15.19	536,399	2.40	2,607,109	15.00
Financial Institutions	339,238	1.23	3,006,991	12.19	383,046	1.71	2,802,232	16.12
Real Estate and Renting Services	70,624	0.26	373,717	1.51	69,913	0.31	206,285	1.19
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	72,763	0.26	31,401	0.13	56,473	0.25	28,093	0.16
Health and Social Services	179,332	0.65	356,791	1.45	115,023	0.52	185,640	1.07
Others	**17,910,140**	**64.81**	**3,547,041**	**14.38**	**14,283,627**	**63.93**	**1,811,454**	**10.41**
Total	**27,636,833**	**100.00**	**24,662,721**	**100.00**	**22,342,086**	**100.00**	**17,378,520**	**100.00**

4.2.4 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	35,415,171	9,488,331	6,788,998	11,445,769	63,138,269
Non-Cash Loans	14,537,420	4,640,888	8,820,059	5,658,784	33,657,151
Loans under Follow-up					
Cash Loans	102,522	279,280	225,252	-	607,054
Non-Cash Loans	13,813	-	-	-	13,813
Non-Performing Loans					
Cash Loans	459,450	348,151	457,223	-	1,264,824
Non-Cash Loans	15,901	-	-	-	15,901
Non-Cash Loans					
Cash Loans	**35,977,143**	**10,115,762**	**7,471,473**	**11,445,769**	**65,010,147**
Non-Cash Loans	**14,567,134**	**4,640,888**	**8,820,059**	**5,658,784**	**33,686,865**

Provision Types	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Specific Provision					
Cash Loans	257,567	166,194	390,917	-	814,678
Non-Cash Loans	2,459	-	-	-	2,459
General Provision					
Cash Loans	228,444	68,310	48,007	46,753	391,514
Non-Cash Loans	17,604	3,802	11,474	4,405	37,285

4.3 Consolidated market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healty performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira (YTL))

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	196,221
(II) Capital Obligation against Specific Risks - Standard Method	103,154
(III) Capital Obligation against Currency Risk - Standard Method	18,106
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	12,155
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**329,636**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**4,120,450**

4.3.2 Average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	2,949,982	3,672,500	1,197,599	1,457,766	1,708,025	1,197,599
Common Share Risk	135,565	200,888	50,527	13,707	50,527	25
Currency Risk	185,936	226,325	155,075	225,605	323,780	117,662
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	214,980	353,475	122,325	120,536	221,950	44,248
Total Value at Risk	**3,486,463**	**4,453,188**	**1,525,526**	**1,817,614**	**2,304,282**	**1,359,534**

4.4 Consolidated operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	31 December 2005	31 December 2006	31 December 2007
(I) Net Interest Income	1,817,392	2,075,884	3,097,952
(II) Net Fees and Commissions Income	804,666	1,111,284	1,288,569
(III) Dividend Income	1,145	2,767	2,866
(IV) Net Trading Income/(Losses)	78,247	(51,433)	(218,454)
(V) Other Operating Expenses	340,089	461,766	1,201,924
(VI) Gain/Loss on Securities Available-for-Sale and Held-to-Maturity	58,854	51,307	50,037
(VII) Extraordinary Income	143,781	196,691	919,933
(VIII) Insurance Claim Collections	-	-	-
(IX) Gross Income (I+II+III+IV+V-VI-VII-VIII)	2,838,904	3,352,270	4,402,887
(X) Capital Obligation (IX * 15%)	425,836	502,841	660,433
(XI) Average Capital Obligation Against Operational Risk	529,703		
(XII) Value at Operational Risk (XI * 12.5)	6,621,287		

(Thousands of New Turkish Lira (YTL))

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2008, the Bank and its financial affiliates' net 'on balance sheet' foreign currency long position amounts to YTL 1,477,585 thousands (31 December 2007: YTL 1,584,354 thousands, a short position), net 'off-balance sheet' foreign currency short position amounts to YTL 1,692,413 thousands (31 December 2007: YTL 1,633,572 thousands, a long position), while net foreign currency short position amounts to YTL 214,828 thousands (31 December 2007: YTL 49,218 thousands, a net foreign currency long position).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	USD	EUR	Yen (100)	GBP
The Bank's foreign currency purchase rate at balance sheet date	1.5200	2.1158	1.6733	2.2094
Foreign currency rates for the days before balance sheet date:				
Day 1	1.5000	2.1215	1.6607	2.1655
Day 2	1.4950	2.1309	1.6583	2.1812
Day 3	1.4850	2.0865	1.6381	2.1842
Day 4	1.4850	2.0868	1.6383	2.1842
Day 5	1.4950	2.0962	1.6514	2.1902
Last 30-days arithmetical average rate	1.5227	2.0600	1.6711	2.2611

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	**USD**	**Yen**	**Other FCs**	**Total**
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	157,315	2,771,725	309	45,621	2,974,970
Banks	2,630,883	2,627,583	19,159	58,729	5,336,354
Financial Assets at Fair Value through Profit/Loss	122,747	329,498	25	2,195	454,465
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	312,882	2,931,877	-	51,832	3,296,591
Loans (*)	8,666,445	17,677,581	53,814	774,582	27,172,422
Investments in Associates, Subsidiaries and Joint-Ventures	674	-	-	-	674
Investments Held-to-Maturity	44,094	1,653,721	-	-	1,697,815
Derivative Financial Assets Held for Risk Management	68,537	624	-	-	69,161
Tangible Assets	83,893	1,179	-	13,146	98,218
Intangible Assets	4,475	-	-	548	5,023
Other Assets	1,174,064	841,501	6,766	5,951	2,028,282
Total Assets	**13,266,009**	**28,835,289**	**80,073**	**952,604**	**43,133,975**
Liabilities					
Bank Deposits	513,186	934,465	15,546	105,135	1,568,332
Foreign Currency Deposits	12,106,357	14,401,756	40,578	602,241	27,150,932
Interbank Money Market Takings	155,901	497,047	-	47,708	700,656
Other Fundings	4,449,002	7,227,882	1,149	3,554	11,681,587
Securities Issued	-	-	-	-	-
Miscellaneous Payables	56,888	46,873	3,935	13,537	121,233
Derivative Financial Liabilities Held for Risk Management	808	4,062	-	1	4,871
Other Liabilities (**)	90,327	183,285	1,230	153,937	428,779
Total Liabilities	**17,372,469**	**23,295,370**	**62,438**	**926,113**	**41,656,390**
Net 'On Balance Sheet' Position	**(4,106,460)**	**5,539,919**	**17,635**	**26,491**	**1,477,585**
Net 'Off-Balance Sheet' Position	**4,080,591**	**(5,762,984)**	**(18,450)**	**8,430**	**(1,692,413)**
Derivative Assets	6,394,180	7,466,360	10,038	629,825	14,500,403
Derivative Liabilities	(2,313,589)	(13,229,344)	(28,488)	(621,395)	(16,192,816)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**12,364,285**	**20,062,782**	**41,212**	**858,003**	**33,326,282**
Total Liabilities	**12,535,259**	**21,379,824**	**73,076**	**922,477**	**34,910,636**
Net 'On Balance Sheet' Position	**(170,974)**	**(1,317,042)**	**(31,864)**	**(64,474)**	**(1,584,354)**
Net 'Off-Balance Sheet' Position	**334,335**	**1,056,302**	**31,247**	**211,688**	**1,633,572**
Derivative Assets	2,161,009	8,443,840	168,964	686,720	11,460,533
Derivative Liabilities	(1,826,674)	(7,387,538)	(137,717)	(475,032)	(9,826,961)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,509,701 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of YTL 121,554 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,761,518	**5,550,030**
Banks	3,863,217	829,511	1,279,190	17,137	-	1,061,167	**7,050,222**
Financial Assets at Fair Value through Profit/Loss	57,281	8,626	164,468	267,560	9,169	766,819	**1,273,923**
Interbank Money Market Placements	40,552	-	-	-	-	-	**40,552**
Financial Assets Available-for-Sale	978,092	5,575,301	5,219,482	4,649,683	414,690	1,490,373	**18,327,621**
Loans	22,053,274	5,632,696	8,582,984	10,106,943	4,785,939	1,587,864	**52,749,700**
Investments Held-to-Maturity	483,310	2,218,437	191,121	3,254,554	1,336,345	300,614	**7,784,381**
Other Assets	192,315	466,035	889,850	1,057,657	75,856	3,580,271	**6,261,984**
Total Assets	**29,456,553**	**14,730,606**	**16,327,095**	**19,353,534**	**6,621,999**	**12,548,626**	**99,038,413**
Liabilities							
Bank Deposits	1,043,341	37,982	53,825	226,536	-	757,592	**2,119,276**
Other Deposits	39,614,404	4,366,690	2,833,958	785,966	2,560	8,237,103	**55,840,681**
Interbank Money Market Takings	10,135,486	189,213	217,010	549,999	-	61,472	**11,153,180**
Miscellaneous Payables	-	-	-	-	-	2,916,637	**2,916,637**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	7,608,866	4,029,879	1,938,078	528,977	3,924	310,364	**14,420,088**
Other Liabilities	-	-	-	-	-	12,588,551	**12,588,551**
Total Liabilities	**58,402,097**	**8,623,764**	**5,042,871**	**2,091,478**	**6,484**	**24,871,719**	**99,038,413**
On Balance Sheet Long Position	-	**6,106,842**	**11,284,224**	**17,262,056**	**6,615,515**	-	**41,268,637**
On Balance Sheet Short Position	**(28,945,544)**	-	-	-	-	**(12,323,093)**	**(41,268,637)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,644**	-	-	-	**11,915**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(44,773)**	-	-	-	**(61,524)**
Total Position	**(28,942,478)**	**6,092,296**	**11,246,095**	**17,262,056**	**6,615,515**	**(12,323,093)**	**(49,609)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**USD**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks (*)	1.00-7.60	0.03-6.70	-	2.07-22.85
Financial Assets at Fair Value through Profit/Loss	4.43-6.98	1.78-6.76	-	11.58-20.13
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	3.53-9.50	3.03-12.38	-	14.00-21.16
Loans	4.73-17.50	6.83-18.00	5.51	22.58-24.53
Investments Held-to-Maturity	9.25-9.50	6.13-12.38	-	18.48-21.16
Liabilities				
Bank Deposits	1.95-6.94	1.50-6.85	-	15.00-18.11
Other Deposits	2.00-7.50	1.00-6.50	0.35	17.55
Interbank Money Market Takings	3.70-6.75	3.03-4.90	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05-6.85	4.85-7.97	2.33	14.50-21.42

(*) The interest rates for USD and YTL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,329,190	7,237,031
Banks	2,263,363	565,195	1,305,376	51,219	-	370,999	4,556,152
Financial Assets at Fair Value through Profit/Loss	35,839	23,475	266,192	397,928	40,640	267,626	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,260,214	3,607,494	1,620,136	4,570,102	1,558,148	918,877	13,534,971
Loans	10,164,665	7,289,839	8,597,971	10,332,523	2,803,572	839,076	40,027,646
Investments Held-to-Maturity	668,982	2,362,014	300,105	781,710	6,573	180,976	4,300,360
Other Assets	265,230	285,149	786,132	1,090,802	25,818	3,007,502	5,460,633
Total Assets	**19,566,134**	**14,133,166**	**12,875,912**	**17,224,284**	**4,434,751**	**7,914,246**	**76,148,493**
Liabilities							
Bank Deposits	1,508,297	91,135	382,871	129,177	-	324,614	2,436,094
Other Deposits	27,359,379	4,138,411	1,764,896	275,143	-	7,715,607	41,253,436
Interbank Money Market Takings	7,017,196	432,944	520,865	550,003	-	70,948	8,591,956
Miscellaneous Payables	-	-	-	-	-	2,513,228	2,513,228
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,805,039	2,040,156	2,889,414	701,682	6,654	186,568	11,629,513
Other Liabilities	-	-	-	-	-	9,724,266	9,724,266
Total Liabilities	**41,689,911**	**6,702,646**	**5,558,046**	**1,656,005**	**6,654**	**20,535,231**	**76,148,493**
On Balance Sheet Long Position	-	**7,430,520**	**7,317,866**	**15,568,279**	**4,428,097**	-	**34,744,762**
On Balance Sheet Short Position	**(22,123,777)**	-	-	-	-	**(12,620,985)**	**(34,744,762)**
Off-Balance Sheet Long Position	**2,596**	**82**	**731**	-	-	-	**3,409**
Off-Balance Sheet Short Position	**(72)**	**(20,686)**	**(3,777)**	-	-	-	**(24,535)**
Total Position	**(22,121,253)**	**7,409,916**	**7,314,820**	**15,568,279**	**4,428,097**	**(12,620,985)**	**(21,126)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	USD	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	3.70-4.50	4.25-6.60	-	17.50-22.65
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	10.00-18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.13-10.63	6.61-16.54	-	17.37-20.78
Loans	1.05-10.79	7.00-13.90	2.31	22.95-23.71
Investments Held-to-Maturity	9.11-9.88	6.88-12.38	-	17.33-20.78
Liabilities				
Bank Deposits	3.50-7.08	3.75-6.72	-	13.00-16.65
Other Deposits	1.50-5.00	1.00-6.50	0.48	14.73
Interbank Money Market Takings	4.11	5.06-5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91-5.85	5.52-6.54	1.85	13.66-18.38

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, when the placements with range accrual agreements are excluded.

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the years 2008 and 2007 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,761,518	1,788,512	-	-	-	-	-	**5,550,030**
Banks	1,177,221	3,410,549	118,057	386,862	1,181,114	776,419	-	**7,050,222**
Financial Assets at Fair Value through Profit/Loss	13,957	119,411	80,873	653,514	391,278	14,890	-	**1,273,923**
Interbank Money Market Placements	-	40,552	-	-	-	-	-	**40,552**
Financial Assets Available-for-Sale	62,453	71,488	1,131,359	2,332,615	12,676,157	2,053,549	-	**18,327,621**
Loans	134,381	10,210,559	6,010,004	8,930,471	15,339,386	11,674,753	450,146	**52,749,700**
Investments Held-to-Maturity	-	-	-	182,420	6,250,110	1,351,851	-	**7,784,381**
Other Assets	413,570	414,949	1,389,273	842,499	1,106,266	76,083	2,019,344	**6,261,984**
Total Assets	**5,563,100**	**16,056,020**	**8,729,566**	**13,328,381**	**36,944,311**	**15,947,545**	**2,469,490**	**99,038,413**
Liabilities								
Bank Deposits	942,562	719,419	79,842	353,054	24,399	-	-	**2,119,276**
Other Deposits	9,644,259	38,657,604	4,272,401	2,061,050	1,086,827	118,540	-	**55,840,681**
Other Fundings	-	781,254	627,958	4,512,666	4,445,400	4,052,810	-	**14,420,088**
Interbank Money Market Takings	-	10,166,280	193,202	221,987	571,711	-	-	**11,153,180**
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	159,945	1,826,464	12,650	917,578	-	-	-	**2,916,637**
Other Liabilities (**)	502,729	339,672	152,447	308,348	122,315	23,970	11,139,070	**12,588,551**
Total Liabilities	**11,249,495**	**52,490,693**	**5,338,500**	**8,374,683**	**6,250,652**	**4,195,320**	**11,139,070**	**99,038,413**
Liquidity Gap	**(5,686,395)**	**(36,434,673)**	**3,391,066**	**4,953,698**	**30,693,659**	**11,752,225**	**(8,669,580)**	**-**
Prior Period								
Total Assets	**3,931,532**	**15,890,981**	**6,313,375**	**11,053,642**	**26,939,197**	**10,078,871**	**1,940,895**	**76,148,493**
Total Liabilities	**9,904,690**	**37,619,255**	**5,099,240**	**7,887,774**	**2,872,504**	**4,680,502**	**8,084,528**	**76,148,493**
Liquidity Gap	**(5,973,158)**	**(21,728,274)**	**1,214,135**	**3,165,868**	**24,066,693**	**5,398,369**	**(6,143,633)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

(Thousands of New Turkish Lira (YTL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Finansal Assets	**90,801,218**	**69,128,647**	**90,810,777**	**69,417,735**
Interbank Money Market Placements	40,552	-	40,552	-
Banks (*)	11,898,964	11,265,670	11,898,964	11,265,670
Financial Assets Available-for-Sale	18,327,621	13,534,971	18,327,621	13,534,971
Investments Held-to-Maturity	7,784,381	4,300,360	7,789,674	4,296,848
Loans	52,749,700	40,027,646	52,753,966	40,320,246
Financial Liabilities	**85,503,153**	**65,695,456**	**85,503,153**	**65,695,456**
Bank Deposits	2,119,276	2,436,094	2,119,276	2,436,094
Other Deposits	55,840,681	41,253,436	55,840,681	41,253,436
Interbank Money Market Takings and Funds Borrowed	24,626,559	19,492,698	24,626,559	19,492,698
Securities Issued	-		-	
Miscellaneous Payables	2,916,637	2,513,228	2,916,637	2,513,228

(*) including the balances at the Central Bank of Turkey

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank and its financial affiliates provide buying, selling and custody services and management and advisory services in financial matters for its customers.

There is no involvement in trust activities.

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	312,476	359,882	244,778	209,416
Central Bank of Turkey	2,258,831	2,589,911	2,939,012	3,770,506
Others	3,753	25,177	3,180	70,139
Total	**2,575,060**	**2,974,970**	**3,186,970**	**4,050,061**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,258,831	853,027	2,939,012	1,798,900
Unrestricted Time Deposits	-	15,200	-	-
Restricted Time Deposits	-	1,721,684	-	1,971,606
Total	**2,258,831**	**2,589,911**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for YTL reserves is 12%. The FC reserves do not earn any interests.

5.1.2 Financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	89	-	1,915	-
Others	-	-	-	129,071
Total	**89**	**-**	**1,915**	**129,071**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	59,507	5,604	8,606	7,643
Swap Transactions	441,829	178,418	13,456	40,734
Futures	-	14	-	-
Options	11,231	46,447	22,494	11,456
Others	-	185	-	75
Total	**512,567**	**230,668**	**44,556**	**59,908**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	371,140	1,206,441	266,652	662,002
Foreign banks	1,342,728	4,129,913	791,653	2,835,845
Foreign headoffices and branches	-	-	-	-
Total	**1,713,868**	**5,336,354**	**1,058,305**	**3,497,847**

The placements at foreign banks include blocked accounts amounting YTL 1,887,608 thousands of which YTL 235,507 thousands, YTL 154,263 thousands and YTL 15,953 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits and YTL 1,481,885 thousands as collateral against funds borrowed. Furthermore, there are restricted deposits at various domestic banks amounting YTL 51,690 thousands as required by insurance activities.

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	2,988,551	2,035,263	1,563,287	1,090,632
USA and Canada	464,554	216,511	308,368	91,035
OECD Countries (1)	15,446	9,654	-	-
Off-shore Banking Regions	41,198	50,850	15,953	16,652
Others	75,284	116,901	-	-
Total	**3,585,033**	**2,429,179**	**1,887,608**	**1,198,319**

(1) OECD countries other than the EU countries, USA and Canada

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL consist of government bonds. Carrying values of such securities with total face value of YTL 2,421,747 thousands (31 December 2007: YTL 671,758 thousands) is YTL 2,364,979 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 125,357 thousands (31 December 2007: YTL 54,535 thousands) and YTL 1,743 thousands (31 December 2007: YTL 50 thousands). Collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 272,345,000 and EUR 3,884,000 (31 December 2007: USD 428,330,000 and EUR 3,563,000), are USD 273,641,122 and EUR 4,070,650 (31 December 2007: USD 428,126,767 and EUR 3,886,376). The related accrued interest income amount to USD 9,915,654 and EUR 30,507 respectively (31 December 2007: USD 18,296,092 and EUR 81,874), and the impairment losses to USD 1,375,890 and EUR 242,566 respectively (31 December 2007: USD 619,275 and EUR 70,211).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	2,488,593	437,003	727,621	523,916
Assets subject to Repurchase Agreements	6,491,961	540,370	5,867,904	704,884
Total	**8,980,554**	**977,373**	**6,595,525**	**1,228,800**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**16,881,667**	**12,622,834**
Quoted at Stock Exchange	15,062,032	11,210,244
Unquoted at Stock Exchange	1,819,635	1,412,590
Common Shares	**25,682**	**15,213**
Quoted at Stock Exchange	13,213	12,744
Unquoted at Stock Exchange	12,469	2,469
Value Increase/Impairment Losses (-)	**1,420,272**	**896,924**
Total	**18,327,621**	**13,534,971**

As of 31 December 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (31 December 2007: USD 875,000,000) and a total carrying value of YTL 1,355,529 thousands (31 December 2007: YTL 1,039,423 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 20,500,000 and EUR 1,175,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 33,863 thousands (31 December 2007: YTL 30,633 thousands).

A consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of USD 93,155,000 to its financial assets available-for-sale as per the legislation of the Turkish Accounting Standards Board published on the Official Gazette no.27040 dated 31 October 2008 for "the Amendments to the Legislation for the Turkish Accounting Standard 39 (TAS 39), Financial Instruments: Recognition and Measurement".

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	**Non-Cash Loans**	**Cash Loans**	**Non-Cash Loans**
Direct Lendings to Shareholders	**25**	**1,661**	**1**	**1,090**
Corporates	25	1,661	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**243,152**	**184,251**	**74,459**	**168,482**
Loans to Employees	**48,381**	**-**	**58,807**	**-**
Total	**291,558**	**185,912**	**133,267**	**169,572**

(Thousands of New Turkish Lira (YTL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**51,636,933**	-	**607,054**	**55,567**
Discounted Bills	131,464	-	12	-
Export Loans	3,541,569	-	1,295	4,567
Import Loans	3,191	-	-	-
Loans to Financial Sector	1,846,607	-	-	-
Foreign Loans	2,164,985	-	-	-
Consumer Loans	9,488,172	-	279,280	-
Credit Cards	6,788,999	-	225,252	-
Precious Metal Loans	236,175	-	-	-
Others	27,435,771	-	101,215	51,000
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**51,636,933**	-	**607,054**	**55,567**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	928	1,988	-	2,916
Loans Collateralized by Mortgages	60,738	113,698	-	174,436
Loans Collateralized by Pledged Assets	39,165	47,237	-	86,402
Loans Collateralized by Cheques and Notes	17,740	65,921	-	83,661
Loans Collateralized by Other Collaterals	17,244	10,091	-	27,335
Unsecured Loans	22,274	40,345	225,252	287,871
Total	**158,089**	**279,280**	**225,252**	**662,621**

Delinquency periods of loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
30-60 days	72,740	211,764	150,864	435,368
60-90 days	29,782	67,516	74,388	171,686
Total	**102,522**	**279,280**	**225,252**	**607,054**

(Thousands of New Turkish Lira (YTL))

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-Term Loans	**18,983,390**	-	**276,189**	**53,167**
Loans	18,983,390	-	276,189	53,167
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-Term Loans	**32,653,543**	-	**330,865**	**2,400**
Loans	32,653,543	-	330,865	2,400
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**51,636,933**	-	**607,054**	**55,567**

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**394,752**	**7,549,107**	**7,943,859**
Housing Loans	15,452	4,290,040	4,305,492
Automobile Loans	19,718	770,641	790,359
General Purpose Loans	359,582	2,488,426	2,848,008
Others	-	-	-
Consumer Loans – FC-indexed	**14,961**	**1,011,616**	**1,026,577**
Housing Loans	2,793	891,132	893,925
Automobile Loans	2,104	46,769	48,873
General Purpose Loans	10,064	73,715	83,779
Others	-	-	-
Consumer Loans – FC	**20,646**	**269,748**	**290,394**
Housing Loans	2,201	6,764	8,965
Automobile Loans	1	16,635	16,636
General Purpose Loans	3,274	1,083	4,357
Others	15,170	245,266	260,436
Retail Credit Cards – YTL	**6,752,629**	**37,793**	**6,790,422**
With Installment	2,891,182	37,784	2,928,966
Without Installment	3,861,447	9	3,861,456
Retail Credit Cards – FC	**16,704**	**19,181**	**35,885**
With Installment	10,674	2	10,676
Without Installment	6,030	19,179	25,209
Personnel Loans – YTL	**14,256**	**8,855**	**23,111**
Housing Loan	-	1,715	1,715
Automobile Loans	20	296	316
General Purpose Loans	14,236	6,844	21,080
Others	-	-	-
Personnel Loans - FC-indexed	-	**512**	**512**
Housing Loans	-	289	289
Automobile Loans	-	223	223
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**38**	**1,247**	**1,285**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	38	62	100
Others	-	1,185	1,185
Personnel Credit Cards – YTL	**23,042**	**177**	**23,219**
With Installment	17,818	177	17,995
Without Installment	5,224	-	5,224
Personnel Credit Cards – FC	**213**	-	**213**
With Installment	132	-	132
Without Installment	81	-	81
Deposit Accounts– YTL (real persons)	**481,715**	-	**481,715**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,718,956**	**8,898,236**	**16,617,192**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**515,754**	**2,814,371**	**3,330,125**
Real Estate Loans	5,434	370,842	376,276
Automobile Loans	52,499	1,011,108	1,063,607
General Purpose Loans	457,821	1,432,421	1,890,242
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**90,753**	**563,747**	**654,500**
Real Estate Loans	562	66,119	66,681
Automobile Loans	5,699	223,685	229,384
General Purpose Loans	84,492	273,943	358,435
Others	-	-	-
Installment-based Commerical Loans – FC	**13**	**11,077**	**11,090**
Real Estate Loans	-	344	344
Automobile Loans	3	3,920	3,923
General Purpose Loans	10	6,813	6,823
Others	-	-	-
Corporate Credit Cards – YTL	**162,729**	**152**	**162,881**
With Installment	62,982	152	63,134
Without Installment	99,747	-	99,747
Corporate Credit Cards – FC	**1,630**	-	**1,630**
With Installment	1	-	1
Without Installment	1,629	-	1,629
Deposit Accounts– YTL (corporate)	**556,510**	-	**556,510**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,327,389**	**3,389,347**	**4,716,736**

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	3,085,831	1,034,439
Private Sector	49,213,723	38,686,167
Total	**52,299,554**	**39,720,606**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	50,134,508	36,461,121
Foreign Loans	2,165,046	3,259,485
Total	**52,299,554**	**39,720,606**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	6,954	201
Indirect Lending	-	-
Total	**6,954**	**201**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	62,160	23,734
Doubtful Loans and Receivables	179,505	90,827
Uncollectible Loans and Receivables	573,013	430,713
Total	**814,678**	**545,274**

5.1.5.10 Non-performing loans(NPLs) (net)

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,285**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,424**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**148,942**	**200,640**	**502,732**
Additions (+)	848,224	50,721	82,148
Transfer from Other NPL Categories (+)	-	588,381	401,250
Transfer to Other NPL Categories (-)	588,381	401,250	-
Collections during the Period (-)	170,595	143,858	121,997
Write-offs (-)	2	20	132,111
Corporate and Commercial Loans	2	-	14,305
Retail Loans	-	3	15,712
Credit Cards	-	17	102,094
Other	-	-	-
Balances at End of Period	**238,188**	**294,614**	**732,022**
Specific Provisions (-)	62,160	179,505	573,013
Net Balance on Balance Sheet	**176,028**	**115,109**	**159,009**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	178,138	105,471	261,665	545,274
Additions during the Period (+)	126,283	137,273	347,185	610,741
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	32,673	60,934	115,830	209,437
Write-Offs (-)	14,181	15,616	102,103	131,900
Balances at End of Period	257,567	166,194	390,917	814,678

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	7,071	3,594	151,143
Specific Provisions (-)	467	526	120,486
Net Balance at Balance Sheet	6,604	3,068	30,657
Prior Period			
Balance at End of Period	3,103	2,892	95,892
Specific Provisions (-)	142	298	72,755
Net Balance at Balance Sheet	2,961	2,594	23,137

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	724,039
Specific Provision (-)	62,160	179,505	565,030
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**72,019**
Loans to Individuals and Corporates (Gross)	148,942	200,640	490,742
Specific Provision (-)	23,734	90,827	418,723
Loans to Individuals and Corporates (Net)	125,208	109,813	72,019
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	163	209	-	372
Loans Collateralized by Mortgages	234,777	65,644	-	300,421
Loans Collateralized by Pledged Assets	64,664	77,877	-	142,541
Loans Collateralized by Cheques and Notes	68,215	139,849	-	208,064
Loans Collateralized by Other Collaterals	24,364	10,526	-	34,890
Unsecured Loans	67,267	54,046	457,223	578,536
Total	**459,450**	**348,151**	**457,223**	**1,264,824**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In such cases where any possible collections are negligible comparing to the possible expenses, the receivables may be written off by the decision of the board of directors.

5.1.5.12 Write-off policy

Please refer to Note 5.1.5.11 above.

5.1.6 Factoring receivables

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	405,992	245,807	345,643	148,757
Medium and Long-Term	-	-	-	-
Total	**405,992**	**245,807**	**345,643**	**148,757**

5.1.7 Investments held-to-maturity

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	1,508,226	65,263	283,506	27,897
Investments subject to Repurchase Agreements	4,354,254	254,746	2,645,615	500,243
Total	**5,862,480**	**320,009**	**2,929,121**	**528,140**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	6,086,566	4,027,893
Treasury Bills	-	-
Other Government Securities	1,658,021	245,409
Total	**7,744,587**	**4,273,302**

(Thousands of New Turkish Lira (YTL))

5.1.7.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,516,860**	**4,166,659**
Quoted at Stock Exchange	7,476,079	4,139,172
Unquoted at Stock Exchange	40,781	27,487
Impairment Losses (-)	**267,521**	**133,701**
Total	**7,784,381**	**4,300,360**

5.1.7.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,300,360**	**5,172,601**
Foreign Currency Differences on Monetary Assets	90,970	(174,812)
Purchases during the Period	3,974,502	71,632
Disposals through Sales/Redemptions	(729,947)	(678,737)
Value Increase/Impairment Losses (-)	11,068	(13,032)
Change in Redeemed Costs	137,428	(77,292)
Balances at End of Period	**7,784,381**	**4,300,360**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 92,998 thousands and USD 6,744,934.

5.1.8 Investments in associates

5.1.8.1 Unconsolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00
2	Bankalararası Kart Merkezi AŞ	Istanbul/Turkey	10.15	10.15
3	Yatırım Finansman Menkul Değerler AŞ[1]	Istanbul/Turkey	0.77	0.77
4	İMKB Takas ve Saklama Bankası AŞ[1]	Istanbul/Turkey	5.83	5.83
5	Vadeli İşlem ve Opsiyon Borsası AŞ	Istanbul/Turkey	6.00	6.00
6	KKB Kredi Kayıt Bürosu AŞ[1]	Istanbul/Turkey	9.09	9.09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5.00	5.00

(Thousands of New Turkish Lira (YTL))

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	5,545	3,479	398	581	65	215	584	-
2	15,271	12,004	4,544	1,665	-	1,139	2,075	-
3	146,400	53,593	1,417	-	-	(1,962)	3,725	-
4	1,721,903	262,251	11,064	34,336	12,982	34,664	53,253	-
5	31,706	29,816	2,333	3,615	64	15,988	2,854	-
6	22,347	17,068	1,821	2,420	1	4,361	-	-
7	7,338	7,325	2	1,320	2	1,030	-	-

(1) Financial information is as of 30 September 2008.

(*) Total fixed assets include tangible and intangible assets.

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

5.1.8.2 Consolidated investments in associates

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	491,110	201,711	20,811	29,495	7,919	59,947	37,735	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

5.1.8.3 Movement of consolidated investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**28,997**	-
Movements during the Period	**11,345**	**28,997**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	28,997
Increase/Decrease in Fair Values	11,345	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**40,342**	**28,997**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	40,342	28,997

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	40,342	28,997
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

Investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.9 Investments in subsidiaries

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ (**)	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Trifoy Real Estate Company	Bucharest/Romani	-	100.00
7	Participation GBI Custody	Amsterdam/Holland	-	100.00
8	Participation United Custodian	Amsterdam/Holland	-	100.00
9	Trifoy Investments	Amsterdam/Holland	-	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	-	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	16,412	9,885	514	-	8	2,040	(99,458)	-
2	16,243	8,908	996	35	1,853	2,413	5,917	-
3	641	486	15	-	96	121	-	-
4	531	219	44	-	2	46	(171)	-
5	395	329	-	-	18	133	8	
6	132	81	124	-	-	-	(37)	-
7	267	264	-	-	-	-	-	-
8	264	264	-	-	-	-	-	-
9	2	2	-	-	-	-	-	-
10	103,566	5,739	82,194	-	-	(5,154)	893	-

(*) Total fixed assets include tangible and intangible assets.

(**) The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ on 8 February 2008.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 31 December 2008, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hizmet Yönetimi AŞ, Garanti Kültür AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ are accounted under equity method of accounting.

(Thousands of New Turkish Lira (YTL))

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**577,928**	**605,059**
Movements during the Period	**232,634**	**(27,131)**
Acquisitions and Capital Increases	-	-
Bonus Shares Received (*)	71,668	45,605
Dividends from Current Year Profit	910	-
Sales/Liquidations	-	66,551
Reclassifications	-	-
Increase/Decrease in Market Values	(23,275)	1,898
Currency Differences on Foreign Subsidiaries	86,926	(29,069)
Impairment Losses (-)	96,405	20,986
Balance at End of Period	**810,562**	**577,928**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Factoring Hizmetleri AŞ increased its share capital from YTL 16,849 thousands to YTL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008.

As per the decision made at the general assembly of Garanti Bank International NV at 14 April 2008, the bank's share capital has been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase is from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000.

In prior period, Garanti Bank International increased its share capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Faktoring Hizmetleri AŞ increased its share capital form YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

Valuation methods of consolidated investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	210,587	210,587
Valued at Fair Value	599,975	367,341
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

	Current Period	Prior Period
Banks	555,439	310,612
Insurance Companies	56,545	56,545
Factoring Companies	17,215	39,580
Leasing Companies	85,381	85,381
Finance Companies	95,982	85,810
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	17,215	39,580
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,228,841	285,640	18,230	246,920	-	74,357	128,035	-
2	750,337	41,428	1,975	96,276	1,702	7,082	14,264	31,071
3	27,568	24,939	3,043	2,052	1,338	110	10,140	-
4	17,513	14,194	1,194	2,063	241	966	440	-
5	1,204,852	156,862	11,187	29,042	5,014	64,565	25,078	-
6	7,690,641	483,610	100,827	357,629	103,357	65,953	13,606	487,273
7	477,206	87,342	1,235	35,968	8,621	13,511	29,545	90,864
8	10,618	10,228	-	85	-	(725)	6,188	27,324
9	93	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

None.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures

None.

(Thousands of New Turkish Lira (YTL))

5.1.11 Lease receivables

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	1,098,119	927,694	1,010,935	850,232
Between 1-5 Years	1,270,738	1,121,576	1,240,013	1,095,417
Longer than 5 Years	60,329	54,727	-	-
Total	**2,429,186**	**2,103,997**	**2,250,948**	**1,945,649**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,429,186	2,250,948
Unearned Income on Financial Lease Receivables (-)	(325,189)	(305,299)
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**2,103,997**	**1,945,649**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

(Thousands of New Turkish Lira (YTL))

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	69,161	-	31,960
Net Foreign Investment Hedges	-	-	-	-
Total	-	**69,161**	-	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income" in the accompanying consolidated financial statements.

5.1.13 Tangible assets

	Real Estates	Finansal Kiralama ile Edinilen MD	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period					
Cost	958,575	357,163	41,740	782,824	2,140,302
Accumulated Depreciation	(206,128)	(235,742)	(24,307)	(553,033)	(1,019,210)
Net Book Value	**752,447**	**121,421**	**17,433**	**229,791**	**1,121,092**
Balance at End of Current Period					
Net Book Value at Beginning of Current Period	752,447	121,421	17,433	229,791	1,121,092
Additions	55,945	77,147	3,339	234,572	371,003
Disposals (Cost)	(54,548)	(45,221)	(3,367)	(215,973)	(319,109)
Disposals (Accumulated Depreciation)	1,755	46,572	2,340	139,960	190,627
Reversal of/Impairment Losses (-)	6,774	-	-	-	6,774
Depreciation Expense for Current Period	(22,521)	(63,066)	(6,914)	(88,687)	(181,188)
Currency Translation Differences on Foreign Operations,net	11,534	-	376	5,915	17,825
Cost at End of Current Period	979,770	389,089	42,140	809,010	2,220,009
Accumulated Depreciation at End of Current Period	(228,384)	(252,236)	(28,933)	(503,432)	(1,012,985)
Net Book Value at End of Current Period	**751,386**	**136,853**	**13,207**	**305,578**	**1,207,024**

5.1.13.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment

None.

Amount of impairment losses provided or released in financial statements during current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.13.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually but material for the financial statements aggregately

A total provision of YTL 6,774 thousands made for the impairment in values of certain real estates in prior periods in accordance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets", is reserved in 2008.

5.1.14 Intangible assets

5.1.14.1 Useful lives and amortisation rates

The consolidation goodwill classified under intangible assets is not amortized. The estimated useful lives of pre-operating expenses, softwares and intangible rights vary between 5 and 15 years.

5.1.14.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation. The consolidation goodwill is not amortized, however is subject to impairment testing regularly and if there is any impairment, a provision is made.

5.1.14.3 Balances at beginning and end of current period

	Current Period		Prior Period	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible Assets	99,470	61,991	81,784	53,731

5.1.14.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at Beginning Period	**28,053**	**23,483**
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	16,968	13,434
Disposals (-)	(40)	(5)
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	(8,239)	(8,693)
Currency Translation Differences on Foreign Operations	737	(166)
Other Movements	-	-
Net Book Value at End of Current Period	**37,479**	**28,053**

5.1.14.5 Details for any individually material intangible assets

None.

5.1.14.6 Intangible assets capitalised under government incentives at fair values

None.

(Thousands of New Turkish Lira (YTL))

5.1.14.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.14.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.14.9 Commitments to acquire intangible assets

None.

5.1.14.10 Disclosure on revalued intangible assets

None.

5.1.14.11 Research and development costs expensed during current period

None.

5.1.14.12 Goodwill

	Shares %	**Carrying Value**
Goodwill		
Garanti Yatırım	100.00	2,778
Garanti Finansal Kiralama	98.94	2,119
Garanti Faktoring	55.40	1,491
Total		**6,388**

5.1.14.13 Movements in goodwill during current period

	Current Period
Net Book Value at Beginning Period	**6,388**
Movements in Current Period	-
Additions	-
Adjustments due to the Changes in Value of Assets and Liabilities	-
Disposals in Current Period due to a Discontinued Operation Or Partial or Complete Disposal of an Asset (-)	-
Amortisation Expense for Current Period (-)	-
Impairment Losses (-)	-
Reversal of Impairment Losses (-)	-
Other changes in Book Values	-
Net Book Value at End of Current Period	**6,388**

5.1.15 Investment property

None.

(Thousands of New Turkish Lira (YTL))

5.1.16 Deferred tax asset

As of 31 December 2008, on a consolidated basis the Bank has a deferred tax asset of YTL 52,521 thousands (31 December 2007: YTL 58,352 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

There is no deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2008. However, there is a deferred tax asset of YTL 133,715 thousands (31 December 2007: YTL 112,882 thousands) and deferred tax liability of YTL 81,194 thousands (31 December 2007: YTL 54,530 thousands) presented as net in the accompanying consolidated financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	*Prior Period*
End of Prior Period		
Cost	**115,635**	**117,297**
Accumulated Depreciation (-)	**(2,749)**	**(2,101)**
Net Book Value	**112,886**	**115,196**
End of Current Period		
Additions	6,923	24,962
Disposals (Cost)	(39,867)	(26,624)
Disposals (Accumulated Depreciation)	1,780	746
Reversal of Impairment / Impairment Losses (-)	487	-
Depreciation Expense for Current Period (-)	(863)	(1,394)
Currency Translation Differences on Foreign	-	-
Cost	**83,178**	**115,635**
Accumulated Depreciation (-)	**(1,832)**	**(2,749)**
Net Book Value	**81,346**	**112,886**

As of balance sheet date, the rights of repurchase on various assets held for sale amount to YTL 13,714 thousands (31 December 2007: YTL 29,850 thousands).

(Thousands of New Turkish Lira (YTL))

5.1.18 Other Assets

5.1.18.1 Receivables from term sale of assets

	Current Period	*Prior Period*
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	29,530	31,412
Sale of Real Estates	455	1,427
Sale of Other Assets	2,863	2,843
Total	**32,848**	**35,682**

5.1.18.2 Prepaid expenses

	Current Period	*Prior Period*
Prepaid Expenses	318,026	257,923

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,288,447**	**-**	**6,734,053**	**10,090,399**	**115,387**	**87,261**	**77,063**	**-**	**18,392,610**
Foreign Currency	**5,956,954**	**-**	**9,665,986**	**7,104,105**	**519,367**	**2,000,870**	**1,812,773**	**90,877**	**27,150,932**
Residents in Turkey	3,957,213	-	9,039,186	6,699,350	407,667	530,296	569,274	89,588	21,292,574
Residents in Abroad	1,999,741	-	626,800	404,755	111,700	1,470,574	1,243,499	1,289	5,858,358
Public Sector Deposits	**426,693**	**-**	**283,600**	**516,009**	**25**	**272**	**63**	**-**	**1,226,662**
Commercial Deposits	**1,718,894**	**-**	**3,085,788**	**3,647,112**	**74,494**	**31,679**	**97,490**	**-**	**8,655,457**
Others	**159,815**	**-**	**54,414**	**77,756**	**705**	**569**	**207**	**-**	**293,466**
Precious Metal Deposits	**93,443**	**-**	**1**	**2,002**	**-**	**24,020**	**2,088**	**-**	**121,554**
Bank Deposits	**942,592**	**-**	**359,785**	**232,964**	**170,693**	**212,939**	**200,303**	**-**	**2,119,276**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	115,582	-	54,077	29,344	77,386	117,008	79,385	-	472,782
Foreign Banks	381,703	-	305,708	203,620	93,307	95,931	120,918	-	1,201,187
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Others	-	-	-	-	-	-	-	-	-
Total	**10,586,838**	**-**	**20,183,627**	**21,670,347**	**880,671**	**2,357,610**	**2,189,987**	**90,877**	**57,959,957**

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,072,314**	**-**	**3,570,588**	**7,477,039**	**189,474**	**99,403**	**244,273**	**-**	**12,653,091**
Foreign Currency	**5,276,925**	**-**	**7,283,743**	**6,878,331**	**669,115**	**999,861**	**716,865**	**66,946**	**21,891,786**
Residents in Turkey	3,563,993	-	6,025,233	6,254,723	434,700	341,056	371,478	66,119	17,057,302
Residents in Abroad	1,712,932	-	1,258,510	623,608	234,415	658,805	345,387	827	4,834,484
Public Sector Deposits	**384,378**	**-**	**82,765**	**6,044**	**31**	**1,412**	**55**	**-**	**474,685**
Commercial Deposits	**1,644,869**	**-**	**2,293,188**	**1,741,392**	**130,100**	**93,931**	**17,467**	**-**	**5,920,947**
Others	**65,314**	**-**	**68,840**	**114,700**	**1,547**	**227**	**258**	**-**	**250,886**
Precious Metal Deposits	**35,438**	**-**	**1,465**	**1,488**	**3,112**	**3,424**	**17,114**	**-**	**62,041**
Bank Deposits	**376,893**		**1,265,127**	**261,125**	**111,829**	**288,505**	**132,615**	**-**	**2,436,094**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,687	-	421,821	235	-	4,797	11,670	-	442,210
Foreign Banks	239,259	-	843,306	260,890	111,829	283,708	120,945	-	1,859,937
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Others	-	-	-	-	-	-	-	-	-
Total	**8,856,131**	**-**	**14,565,716**	**16,480,119**	**1,105,208**	**1,486,763**	**1,128,647**	**66,946**	**43,689,530**

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

5.2.1.1.1 Deposits exceeding insurance limit

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	8,456,294	6,033,763	9,677,592	6,492,904
Foreign Currency Saving Deposits	6,040,437	4,840,141	8,138,054	7,561,664
Other Saving Deposits	20,544	1,969	83,909	48,387
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	543,248	380,627
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	244,985	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	57,798	14,580	28,533	4,891
Swaps	181,869	237,941	454,943	21,673
Futures	-	996	-	482
Options	62,474	45,208	17,729	10,230
Others	-	226	-	112
Total	**302,141**	**298,951**	**501,205**	**37,388**

(Thousands of New Turkish Lira (YTL))

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	870,554	793,014	641,587	785,988
Foreign Banks, Institutions and Funds	1,867,947	9,941,864	1,170,932	8,302,235
Total	**2,738,501**	**10,734,878**	**1,812,519**	**9,088,223**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	1,221,919	4,352,644	733,136	3,064,237
Medium and Long-Term	1,516,582	6,382,234	1,079,383	6,023,986
Total	**2,738,501**	**10,734,878**	**1,812,519**	**9,088,223**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**9,878,528**	**-**	**6,667,163**	**-**
Financial Institutions and Organizations	9,810,615	-	6,591,635	-
Other Institutions and Organizations	19,774	-	32,920	-
Individuals	48,139	-	42,608	-
Foreign Transactions	**573,996**	**700,656**	**780,742**	**1,144,051**
Financial Institutions and Organizations	571,711	700,656	780,157	1,144,051
Other Institutions and Organizations	1,749	-	125	-
Individuals	536	-	460	-
Total	**10,452,524**	**700,656**	**7,447,905**	**1,144,051**

5.2.5 Factoring payables

None.

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,845	4,845	4,115	4,115
Between 1-5 Years	-	-	-	-
Longer than 5 Years	-	-	-	-
Total	**4,845**	**4,845**	**4,115**	**4,115**

(Thousands of New Turkish Lira (YTL))

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	*Current Period*		*Prior Period*	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	4,871	-	249
Net Foreign Investment Hedges	-	-	-	-
Total	-	**4,871**	-	**249**

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**428,799**	**280,660**
Loans and Receivables in Group I	378,581	250,216
Loans and Receivables in Group II	12,934	65
Non-Cash Loans	37,284	30,379
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	*Prior Period*
Short-Term Loans	9,441	22,284
Medium and Long Term Loans	1,855	94,562
Total	**11,296**	**116,846**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	244	35
Doubtful Loans and Receivables	55	94
Uncollectible Loans and Receivables	2,160	1,634
Total	**2,459**	**1,763**

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	52,000	32,000

(Thousands of New Turkish Lira (YTL))

5.2.8.4.2 Other provisions for possible losses

	Current Period	Prior Period
Reserve for Employee Benefits	198,840	143,883
Recognized Liability for Defined Benefit Obligations	102,601	-
Insurance Technical Provisions, Net	123,603	101,150
Provision for Promotion Expenses of Credit Cards (*)	36,206	49,219
Other Provisions	28,758	64,747
Total	**490,008**	**358,999**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	Current Period
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of YTL 32,799 thousands remains.

	Current Period
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

(Thousands of New Turkish Lira (YTL))

The Bank's management, acting prudently, did not consider the health premium surplus amounting YTL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting YTL 102,601 thousands for its liability and charged fully as expense in the accompanying financial statements.

	Current Period
Asset surplus over present value of defined benefit obligation	**32,799**
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	**(102,601)**

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.9 Tax liability

5.2.9.1 Current tax liability

5.2.9.1.1 Tax liability

As of 31 December 2008, the tax liability amounts to YTL 126,911 thousands (31 December 2007: YTL 109,524 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	**Prior Period**
Corporate Taxes Payable	126,911	109,524
Taxation on Securities Income	191,148	56,827
Taxation on Real Estates Income	1,137	980
Banking Insurance Transaction Tax	37,291	27,097
Foreign Exchange Transaction Tax	12	2,991
Value Added Tax Payable	2,485	1,864
Others	33,892	19,878
Total	**392,876**	**219,161**

(Thousands of New Turkish Lira (YTL))

5.2.9.1.3 Premiums payable

	Current Period	Prior Period
Social Security Premiums-Employees	273	259
Social Security Premiums-Employer	211	256
Bank Pension Fund Premium-Employees	5	16
Bank Pension Fund Premium-Employer	27	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	441	355
Unemployment Insurance-Employer	806	633
Others	-	1
Total	**1,763**	**1,549**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements, the Bank had a deferred tax liability of YTL 2,238 thousands as of 31 December 2008 (31 December 2007: YTL 30 thousands).

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

None.

5.2.11 Subordinated debts

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	946,709	-	728,771
Total	-	**946,709**	-	**728,771**

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

(Thousands of New Turkish Lira (YTL))

5.2.12.3 Capital increases in current period

Date of Increase	Amount of Increase	Cash Injection	Appropriation from Profit Reserves	Appropriation from Capital Reserves
31 July.2008	2,100,000	2,100,000	-	-

The pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market and YTL 11,880 thousands is transferred to "share premium" account.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**257,174**	**(79,268)**	**81,517**	**108,020**
Valuation Difference	257,174	(79,268)	81,517	108,020
Exchange Rate Difference	-	-	-	-
Total	**257,174**	**(79,268)**	**81,517**	**108,020**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	**597,090**	-	**29,864**	-

(Thousands of New Turkish Lira (YTL))

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	261,424	144,740
II. Legal Reserve	23,627	23,627
Special Reserves	-	-
Total	**285,051**	**168,367**

5.2.12.12 Extraordinary reserves

	Current Period	Prior Period
Legal Reserves allocated in compliance with the Decisions Made on the Annual General Assembly	1,681,758	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**1,681,758**	**1,388,561**

5.2.12.13 Minority interest

	Current Period	Prior Period
Balance at Beginning of Period	**23,334**	**7,770**
Profit Share of Subsidiaries Net Profits	11,800	7,978
Prior Period Dividend	-	-
Increase / (Decrease) in Minority Interest due to Sales (*)	-	7,586
Others	(9)	-
Balance at End of Period	**35,125**	**23,334**

(*) The increase in minority interest in prior period, is resulted from the sale of 15% shares of previously 100% owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ.

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	6,894,220	5,849,586
Letters of Guarantee in YTL	4,118,306	3,920,019
Letters of Credit	2,511,344	2,271,110
Bills of Exchange and Acceptances	123,807	116,487
Prefinancings	-	-
Total	**13,647,677**	**12,157,202**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,459 thousands (31 December 2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 15,901 thousands (31 December 2007: YTL 5,832 thousands) recorded under the off-balance sheet items as of 31 December 2008.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 925,000,000 (31 December 2007: USD 875,000,000). Also, in "other irrevocable commitments" of Garanti Faktoring, there are commitments for "credit linked notes" with a total face value of USD 20,500,000 and EUR 1,175,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	225,228	268,951
With Original Maturity of 1 Year or Less	*15,067*	*77,737*
With Original Maturity of More Than 1 Year	*210,161*	*191,214*
Other Non-Cash Loans	14,341,906	12,533,341
Total	**14,567,134**	**12,802,292**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Other information on non-cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**20,699**	**0.49**	**25,549**	**0.25**	**17,690**	**0.45**	**8,884**	**0.10**
Farming and Stockbreeding	19,224	0.45	25,549	0.25	16,681	0.43	8,884	0.10
Forestry	461	0.01	-	-	95	-	-	-
Fishery	1,014	0.03	-	-	914	0.02	-	-
Manufacturing	**1,444,368**	**34.15**	**3,076,326**	**29.76**	**1,448,464**	**36.94**	**2,896,436**	**32.61**
Mining	329,968	7.80	37,368	0.36	333,357	8.50	12,660	0.14
Production	896,224	21.19	2,466,059	23.86	937,944	23.92	2,439,922	27.47
Electricity, Gas, Water	218,176	5.16	572,899	5.54	177,163	4.52	443,854	5.00
Construction	**616,200**	**14.57**	**2,169,453**	**20.98**	**569,081**	**14.51**	**1,774,171**	**19.98**
Services	**1,817,234**	**42.98**	**4,696,044**	**45.42**	**1,659,550**	**42.33**	**3,615,873**	**40.71**
Wholesale and Retail Trade	1,137,920	26.92	1,586,755	15.35	1,086,892	27.72	1,276,619	14.38
Hotel, Food and Beverage Services	60,126	1.42	152,716	1.46	72,771	1.86	99,706	1.12
Transportation and Telecommunication	127,545	3.02	890,972	8.62	92,621	2.36	544,350	6.13
Financial Institutions	449,517	10.63	2,032,222	19.66	362,635	9.25	1,665,569	18.75
Real Estate and Renting Services	8,179	0.19	6,126	0.06	14,327	0.37	7,344	0.08
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	8,677	0.20	3,766	0.04	5,694	0.14	1,656	0.02
Health and Social Services	25,270	0.60	23,487	0.23	24,610	0.63	20,629	0.23
Others	**330,083**	**7.81**	**371,178**	**3.59**	**226,228**	**5.77**	**585,915**	**6.60**
Total	**4,228,584**	**100.00**	**10,338,550**	**100.00**	**3,921,013**	**100.00**	**8,881,279**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II:

	Group I		Group II	
Current Period	YTL	FC	YTL	FC
Non-Cash Loans	**4,216,824**	**10,320,596**	**4,120**	**9,693**
Letters of Guarantee	4,106,546	6,888,327	4,120	334
Bills of Exchange and Bank Acceptances	-	113,162	-	9,359
Letters of Credit	278	3,319,107	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	110,000	-	-	-

	Group I		Group II	
Prior Period	YTL	FC	YTL	FC
Non-Cash Loans	**3,916,138**	**8,878,812**	**1,017**	**492**
Letters of Guarantee	3,915,144	5,848,074	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,914,851	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Month	3-12 Month	1-5 Year	5 Years and Over	Total
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	**5,406**	**27,520**	**77,597**	**-**	**-**	**110,523**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	5,406	27,520	77,597	-	-	110,523
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	**18,335,693**	**7,537,955**	**14,967,608**	**949,501**	**867,000**	**42,657,757**
Currency Forwards – Purchases	1,090,855	459,765	686,302	187,754	-	2,424,676
Currency Forwards – Sales	1,091,096	471,628	669,026	185,920	-	2,417,670
Currency Swaps – Purchases	6,821,987	2,532,476	5,444,552	264,780	304,000	15,367,795
Currency Swaps – Sales	6,652,317	2,462,451	5,287,059	259,499	563,000	15,224,326
Currency Options – Purchases	1,308,142	754,459	1,388,565	23,953	-	3,475,119
Currency Options – Sales	1,371,296	805,525	1,483,009	27,595	-	3,687,425
Currency Futures – Purchases	-	40,705	9,095	-	-	49,800
Currency Futures – Sales	-	10,946	-	-	-	10,946
Interest Rate Related Derivative Transaction (II)	**242**	**9,680**	**180,850**	**3,386,950**	**-**	**3,577,722**
Interest Rate Swaps – Purchases	122	4,881	12,987	622	-	18,612
Interest Rate Swaps – Sales	120	4,799	15,494	1,048	-	21,461
Interest Rate Options – Purchases	-	-	106,400	1,692,640	-	1,799,040
Interes Rate Options – Sales	-	-	-	1,692,640	-	1,692,640
Securities Options – Purchases	-	-	44,448	-	-	44,448
Securities Options – Sales	-	-	1,521	-	-	1,521
Interest Rate Futures – Purchases	-	-	-	-	-	-
Interest Rate Futures – Sales	-	-	-	-		-
Other Trading Derivatives (III)	**128,010**	**20,683**	**669,053**	**30,400**	**-**	**848,146**
B. Total Trading Derivatives (I+II+III)	**18,463,945**	**7,568,318**	**15,817,511**	**4,366,851**	**867,000**	**47,083,625**
Total Derivative Transactions (A+B)	**18,469,351**	**7,595,838**	**15,895,108**	**4,366,851**	**867,000**	**47,194,148**

(Thousands of New Turkish Lira (YTL))

Prior Period	**Up to 1 Month**	**1-3 Month**	**3-12 Month**	**1-5 Year**	**5 Years and Over**	**Total**
Derivative Financial Instrument Held for Risk Management						
A. Total Derivative Financial Instrument Held for Risk Management	**3,764**	**41,230**	**13,288**	**-**	**-**	**58,282**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives	-	-	-	-	-	-
Foreign Currency Related Derivative Transaction (I)	**9,731,488**	**7,574,778**	**7,218,209**	**164,821**	**795,000**	**25,484,296**
Currency Forwards – Purchases	636,314	115,616	244,296	10,097	-	1,006,323
Currency Forwards – Sales	670,327	117,048	275,875	11,471	-	1,074,721
Currency Swaps – Purchases	3,177,065	1,842,778	1,928,763	58,815	232,000	7,239,421
Currency Swaps – Sales	3,097,325	1,850,379	2,152,648	81,728	563,000	7,745,080
Currency Options – Purchases	1,164,445	1,715,768	1,287,823	1,273	-	4,169,309
Currency Options – Sales	986,012	1,740,685	1,324,241	1,437	-	4,052,375
Currency Futures – Purchases	-	83,070	2,219	-	-	85,289
Currency Futures – Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transaction (II)	**367,234**	**108,994**	**99,389**	**4,690**	**-**	**580,307**
Interest Rate Swaps – Purchases	554	153	2,761	2,350	-	5,818
Interest Rate Swaps – Sales	2,175	151	2,580	2,340	-	7,246
Interest Rate Options – Purchases	-	-	81,200	-	-	81,200
Interes Rate Options – Sales	-	-	-	-	-	-
Securities Options – Purchases	89,105	55,098	6,424	-	-	150,627
Securities Options – Sales	275,400	53,592	6,424	-	-	335,416
Interest Rate Futures – Purchases	-	-	-	-	-	-
Interest Rate Futures – Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	**483,422**	**73,578**	**-**	**-**	**-**	**557,000**
B. Total Trading Derivatives (I+II+III)	**10,582,144**	**7,757,350**	**7,317,598**	**169,511**	**795,000**	**26,621,603**
Total Derivative Transactions (A+B)	**10,585,908**	**7,798,580**	**7,330,886**	**169,511**	**795,000**	**26,679,885**

5.3.3 Contingent liabilities and assets

None.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	2,534,906	334,378	2,357,732	238,937
Medium and long-term loans	1,951,009	1,111,763	1,046,534	789,410
Loans under follow-up	25,324	-	18,273	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**4,511,239**	**1,446,141**	**3,422,539**	**1,028,347**

(*) Includes also fees and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	10,624	775	28,520	-
Domestic Banks	30,417	8,485	13,136	64,188
Foreign Banks	216,057	127,631	179,678	136,569
Foreign Head Offices and Branches	-	-	-	-
Total	**257,098**	**136,891**	**221,334**	**200,757**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	33,061	16,695	29,358	23,367
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	1,933,458	238,311	1,258,835	334,668
Investments Held-to-Maturity	794,055	60,218	631,268	64,828
Total	**2,760,574**	**315,224**	**1,919,461**	**422,863**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	2,987	24

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Central Bank of Turkey	-	-	-	1
Domestic Banks	90,640	60,296	62,356	38,555
Foreign Banks	269,537	462,794	135,672	468,979
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	25,567	-	43,467
Total	**360,177**	**548,657**	**198,028**	**551,002**

(*) Includes also fees and commissions expenses on borrowings

(Thousands of New Turkish Lira (YTL))

5.4.2.2 *Interest expenses paid to associates and subsidiaries*

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	1	9,124

5.4.2.3 *Interest expenses on securities issued*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Expenses on Securities Issued	-	2,872	-	3,035

5.4.2.4 *Maturity structure of interest expense on deposits*

		Time Deposits						
Account Description	**Demand Deposits**	**Up to 1 Month**	**1-3 Months**	**3-6 Months**	**6-12 Months**	**1 Year and Over**	**Accumulating Deposit Accounts**	**Total**
Turkish Lira								
Bank Deposits	8,107	84,897	254	396	319	251	-	94,224
Saving Deposits	1,827	1,129,106	1,192,723	23,786	17,019	15,717	-	2,380,178
Public Sector Deposits	31	16,860	53,012	22	260	9	-	70,194
Commercial Deposits	21,847	564,920	340,351	47,732	16,466	7,349	-	998,665
Others	5,745	8,937	19,630	231	48	28	-	34,619
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**37,557**	**1,804,720**	**1,605,970**	**72,167**	**34,112**	**23,354**	-	**3,577,880**
Foreign Currency								
Foreign Currency Deposits	23,651	376,232	325,680	51,881	66,143	40,094	2,614	886,295
Bank Deposits	2,018	42,248	4,006	10,472	9,252	9,495	-	77,491
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	2	-	352	-	-	354
Total FC	**25,669**	**418,480**	**329,688**	**62,353**	**75,747**	**49,589**	**2,614**	**964,140**
Grand Total	**63,226**	**2,223,200**	**1,935,658**	**134,520**	**109,859**	**72,943**	**2,614**	**4,542,020**

5.4.2.5 *Interest expense on repurchase agreements*

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Paid on Repurchase Agreements	1,139,018	41,004	689,615	48,898

5.4.2.6 *Financial lease expenses*

	Current Period	Prior Period
Financial Lease Expenses	130	338

5.4.2.7 *Interest expenses on factoring payables*

None.

(Thousands of New Turkish Lira (YTL))

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or	-	-
Financial Assets Available-for-Sale	27,203	208
Others	2,269	2,658
Total	**29,472**	**2,866**

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**35,243,545**	**4,274,199**
Trading Account Income	3,026,174	1,633,182
Derivative financial instruments	2,775,256	1,411,059
Others	250,918	222,123
Foreign Exchange Gain	32,217,371	2,641,017
Losses (-)	**34,989,960**	**4,492,653**
Trading Account Losses	2,539,322	2,068,988
Derivative financial instruments	2,349,580	1,902,379
Others	189,742	166,609
Foreign Exchange Losses	32,450,638	2,423,665
Total	**253,585**	**(218,454)**

5.4.5 Other operating income

The items under "other operating income" generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office, due to the prepaid taxes in 2005 is agreed to be YTL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands, a total amount of YTL 137,256 thousands is recorded as current period income in the accompanying financial statements under "other operating income".

A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands has been sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income in the accompanying financial statements under "other operating income", as the sold receivables had been fully provisioned in the Bank's financial statements in prior periods.

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**436,902**	**197,406**
Loans and receivables in Group III	241,587	113,312
Loans and receivables in Group IV	44,938	37,398
Loans and receivables in Group V	150,377	46,696
General Provisions	**143,578**	**125,113**
Provision for Possible Losses	**30,000**	**17,000**
Impairment Losses on Securities	**770**	**310**
Financial assets at fair value through profit or loss	683	310
Financial assets available-for-sale	87	-
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**3,157**	**2,979**
Associates	-	-
Subsidiaries	-	9
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	3,157	2,970
Others	**3,548**	**6,887**
Total	**617,955**	**349,695**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	1,088,687	815,966
Reserve for Employee Termination Benefits	742	7,178
Defined Benefit Obligation	102,601	-
Impairment Losses on Tangible Assets	1	62
Depreciation Expenses of Tangible Assets	173,088	172,211
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	8,239	8,693
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	863	1,394
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	1,012,555	771,124
Operational lease related expenses	*111,244*	*79,109*
Repair and maintenance expenses	*30,653*	*23,010*
Advertisement expenses	*110,862*	*107,884*
Other expenses	*759,796*	*561,121*
Loss on Sale of Assets	8,279	9,043
Others	380,691	322,685
Total	**2,775,746**	**2,108,356**

(Thousands of New Turkish Lira (YTL))

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

YTL 3,430,704 thousands of the profit before taxes is derived from net interest income and YTL 1,578,335 thousands from fees and commissions income. The total operating expenses amounted to YTL 2,775,746 thousands. In prior period income, there were a gain of YTL 706,874 thousands from the sale of certain shares in insurance subsidiaries and a gain of YTL 140,386 thousands from the sale of custody services rendered for foreign institutions. The consolidated profit before taxes amounted to YTL 2,346,775 thousands increasing approximately by 13% comparing to the prior year results excluding the effects of these sales.

5.4.9 Provision for taxes including taxes for discontinued operations

As of 31 December 2008, on a consolidated basis, the Bank recorded a tax expense of YTL 441,528 thousands (31 December 2007: YTL 507,497 thousands) and a deferred tax expense of YTL 14,069 thousands (31 December 2007: YTL 10,349 thousands).

Deferred tax income/expense on timing differences **:**

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences (+)	54,418
Decrease in Tax Deductable Timing Differences (-)	(42,839)
Increase in Taxable Timing Differences (-)	(27,319)
Decrease in Taxable Timing Differences (+)	1,671
Total	**(14,069)**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences (net)	11,579
(Increase)/Decrease in Taxable Timing Differences (net)	(25,648)
Increase/(Decrease) in Tax Losses (net)	-
Increase/(Decrease) in Tax Deductions and Exemptions (net)	-
Total	**(14,069)**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	11,800	7,978

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

(Thousands of New Turkish Lira (YTL))

5.5 Consolidated statement of changes in shareholders' equity

5.5.1 Any increases arising from application of accounting for financial instruments in current period

5.5.1.1 Increases from valuation of financial assets available-for-sale

As of 31 December 2008, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in a decrease by YTL 11,631 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to "income statement" from "securities value increase fund" amounted to YTL 10,224 thousands in the prior period and to YTL 61,271 thousands in 2008.

5.5.1.2 Increases due to cash flow hedges

The Bank entered into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. The increase in such gains amounted to YTL 28,316 thousands after netting with the related deferred tax effect and added to the shareholders' equity in the prior period. In the current period, the increase in such gains is YTL 29,534 thousands after netting with the related deferred tax effect and added to the shareholders' equity.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its net investments in foreign subsidiaries in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective loss of YTL 80,300 thousands on net foreign investment hedge after netting with the related tax effect of YTL 16,060 thousands as net YTL 64,240 thousands is recorded under "other profit reserves" in shareholders' equity. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

None.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal and extraordinary reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	115,781	64,686
Transfers to Extraordinary Reserves from Prior Year Profits	1,727,430	890,692

5.5.4 Issuance of share certificates

Please refer to Note 5.2.12.3.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

(Thousands of New Turkish Lira (YTL))

5.6 Consolidated statement of cash flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2008, the net cash inflows arising from banking operations amount to YTL 9,759,924 thousands. YTL 7,140,829 thousands of this amount is generated from the change in operating assets and liabilities and YTL 2,619,095 thousands from operating gains. The "net decrease in other liabilities" under the changes in operating assets and liabilities is resulted from the changes in the funds obtained through repurchase agreements, miscellaneous payables, other external funding payables and taxes, duties and premiums payables and amounts to YTL 701 thousands for the year 2008.

The net cash inflow from financing activities for the year 2008, is YTL 677,559 thousands. The "others" item amounting YTL 1,434,233 thousands under net cash flow from financing activities includes the payments for founder shares repurchased as explained in Note 1.4

The effect of change in foreign exchange rate on cash and cash equivalents item includes net foreign exchange losses of YTL 233,267 thousands for the year 2008.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

None.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

None.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	**454,194**	**335,295**
Cash in YTL	*244,778*	*181,253*
Cash in Foreign Currency	*209,416*	*154,042*
Cash Equivalents	**3,839,625**	**3,814,074**
Others	*3,839,625*	*3,814,074*
Total	**4,293,819**	**4,149,369**

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	**672,358**	**454,194**
Cash in YTL	*312,476*	*244,778*
Cash in Foreign Currency	*359,882*	*209,416*
Cash Equivalents	**6,473,631**	**3,839,625**
Others	*6,473,631*	*3,839,625*
Total	**7,145,989**	**4,293,819**

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts with a total principal balance of YTL 1,865,816 thousands of which YTL 235,164 thousands, YTL 153,894 thousands and YTL 15,953 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 1,460,805 thousands as collateral against funds borrowed. The consolidated domestic banks include blocked accounts of YTL 51,368 thousands held for insurance activities.

The blocked account at the Central Bank of Turkey with a principal balance of YTL 1,713,040 thousands is for the reserve deposits against foreign currency liabilities.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in banking activity related capacity

None.

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	9,033	244	1	1,090	158,515	168,482
Balance at end of period	23,597	3,157	25	1,661	274,415	184,251
Interest and Commission Income	2,987	1	632	15	10,873	1,114

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	9,033	244	1	1,090	158,515	168,482
Interest and Commission Income	24	2	767	284	6,186	693

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Balance at beginning of period	8,448	2,010	91,590	509,513	240,401	132,777
Balance at end of period	1,752	8,448	313,475	91,590	186,263	240,401
Interest Expenses	1	9,124	25,785	45,532	21,081	10,001

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions at Fair Value Through Profit or Loss:						
Beginning of Period	-	2,790	-	-	-	-
End of Period	13,500	-	-	-	-	-
Total Profit/(Loss)	203	2	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 250,131 thousands (31 December 2007 YTL 74,661 thousands) compose 0.48% (31 December 2007: 0.19%) of the Bank's total cash loans and 0.25% (31 December 2007: 0.10%) of the Bank's total assets. The total loans and similar receivables amounting YTL 298,037 thousands (31 December 2007: YTL 167,549 thousands) compose 0.30% (31 December 2007: 0.22%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 189,069 thousands (31 December 2007: YTL 169,816 thousands) compose 1.30% (31 December 2007: 1.33%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 501,490 thousands (31 December 2007: YTL 340,439 thousands) compose 0.87% (31 December 2007: 0.78%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

There is a credit card (POS) payable amounting YTL 5,223 thousands (31 December 2007: YTL 5,626 thousands) to related parties.

Operating expenses of YTL 16,885 thousands (31 December 2007: YTL 17,139 thousands) for IT services rendered by related parties and rent income of YTL 318 thousands (31 December 2007: YTL 352 thousands) for the real estates rented to related parties, are recorded.

The Bank and its consolidated financial affiliates made a total payment of YTL 87,157 thousands (2007: YTL 50,738 thousands) for the year 2008 to its top management considered as the key management.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

At 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). The sale price, of which USD 15 millions was collected immediately at the date of sale, was fully collected. A gain of YTL 2,112 thousands was recognized as income on this transaction.

(Thousands of New Turkish Lira (YTL))

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

5.8.1 Domestic and foreign branches and representative offices

Türkiye Garanti Bankası AŞ					
	Number of Branches	Number Of Employees	Country		
Domectic Branches	721	16,272			
Foreign Representative Offices	1	1	1- Germany		
	1	1	2- Russia		
	1	1	3- England		
	1	1	4- China		
				Total Assets	Legal Capital
Foreign Branches	1	20	1- Luxembourg	13,298,011	136,040
	1	14	2- Malta	15,522,054	-
	3	40	3- NCTR	183,829	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2008, 141 new domestic branches were opened and 3 branches were closed.

5.8.3 Information on consolidated financial subsidiaries

Garanti Bank International NV					
	Number of Branches	Number Of Employees	Country		
Foreign Representative Offices	1	15	1- Turkey		
	1	-	2- Switzerland		
	1	2	3- Ukrain		
	1	3	4- Kazakhstan		
				Total Assets	Legal Capital
Head office-Holland	1	172	1- Holland	6,366,138	EUR 196,567,000
Foreign Branches	45	644	1- Romania	490,441	ROL 154,731,657
	1	25	2- Germany	834,062	-

Garanti Bank Moscow					
	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Head Office-Moscow	1	80	Russia	477,206	US$ 32,757,364

Other consolidated foreign financial subsidiaries:

	Number Of Employees	Country	Total Assets	Legal Capital
Garanti Financial Services Plc	1	Ireland	10,618	US$ 2,638,100
Garanti Fund Management Co Ltd	-	Malta	93	US$ 200,000

(Thousands of New Turkish Lira (YTL))

Consolidated domestic financial subsidiaries:

	Number Of Employees	Total Assets	Legal Capital
Garanti Finansal Kiralama AŞ	149	2,228,841	73,000
Garanti Faktoring Hizmetleri AŞ	120	818,811	17,960
Garanti Emeklilik ve Hayat AŞ	585	1,204,852	50,000
Garanti Yatırım Menkul Kıymetler AŞ	101	27,568	8,328
Garanti Portföy Yönetimi AŞ	72	17,513	10,000

(Thousands of New Turkish Lira (YTL))

5.9 Significant events and matters arising subsequent to the balance sheet date

- By the decision of the Council of Ministers no.2007/11963 at 4 April 2007, the "new" expression in the New Turkish Lira (YTL), the currency of the Turkish Republic, is cancelled effective from 1 January 2009. The currency of the Turkish Republic is the Turkish Lira (TL).

- The financial reporting currency of the Bank's Luxembourg branch is changed from USD to EUR effective from 1 January 2009. The capital of USD 89,500,000 allocated to the branch is coverted into EUR 64,309,837.

  Besides, the capital allocated to the Luxembourg branch increased by EUR 335,690,163 to EUR 400,000,000 at 13 January 2009 by the decision of the board of directors no.2226 at 4 December 2008 that gives the authorization to the head office to be able to increase the amount of the capital allocated to the Luxembourg branch upto EUR 400,000,000.

6 Other Disclosures on Activities of the Bank

6.1 Other

None.

6.2 Parent bank's latest international risk ratings

MOODY'S *(January 2009)**

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2009)**

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Negative

FITCH RATINGS *(June 2008)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008)**

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

JCR EURASIA RATINGS (August 2008)*

Long Term International FC	BB+ (Stable)
Long Term International YTL	BBB (Stable)
Long Term International	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International YTL	A-3 (Stable)
Short Term National	A-1 (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks

6.2.1 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S *(October 2008)**

Long Term FC Deposit	A3
Short Term FC Deposit	Prime 2
Subordinate-Dom Curr	Baa1
FSR	C
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

6.2.2 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(February 2009)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

6.2.3 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(January 2008)**

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS *(August 2008)**

FC Obligations	BB-
YTL Obligations	BB-
Outlook	Negative

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

6.2.4 Dividends

At the annual general assembly of the Bank dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A– I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – The first dividend at 5% of the paid capital	-
C – Extraordinary reserves at 5% after above deductions	-
D - Founder shares	-
E – Extraordinary reserves	(1,629,268)
F – II. Legal reserve (Turkish Commercial Code 466/2)	-

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The consolidated financial statements of the Bank and its financial affiliates as of 31 December 2008, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 12 February 2009.

....

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Year Ended

31 December 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

12 February 2009

This report contains "Independent Auditors' Report" comprising 2 pages and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 89 pages.

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Auditors' Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have audited the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 31 December 2008 and the related unconsolidated income statement, statement of cash flows, statement of changes in shareholders' equity for the year then ended and a summary of significant accounting policies and notes to the financial statements.

Disclosure for the responsibility of the Bank's Board of Directors:

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for adopting sound accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published on the Official Gazette no.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and the statements and guidances published by the Banking Regulation and Supervision Agency (BRSA) on accounting and financial reporting principles.

Disclosure for the Responsibility of the Authorized Audit Firm:

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. Our audit is performed in accordance with the "Regulation on the Assignment and Activities of the Banks' Independent Audit Firms" published on the Official Gazette no.26333 dated 1 November 2006 and international standards on auditing. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that our audit provides a reasonable basis for our opinion.

Independent Auditors' Opinion:

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2008 and the result of its operations and cash flows for the year then ended in accordance with the accounting principles and standards as per the existing regulations described in Article 37 of (Turkish) Banking Law No 5411 and the statements and guidances published by the BRSA on accounting and financial reporting principles.

İstanbul,
12 February 2009

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Report as of and for the Year Ended 31 December 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Year-End Financial Report prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditors'Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent audit, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk Board of Directors Chairman	**S. Ergun Özen** General Manager	**Aydın Şenel** Executive Vice President	**Mustafa Keleş** Financial Accounting Director
	M. Cüneyt Sezgin Audit Committee Member	**Des O'Shea** Audit Committee Member	

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 721 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 31 December 2008, the group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 20.500 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	20 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Denis Arthur Hall	Member	08.10.2008	College	24 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	31 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

As of 30 July 2008, Oliver B.R.V. Piani resigned from his board member position, subsequently at the Board of Directors' Meeting held on 8 October 2008, Denis Arthur Hall has been assigned for his vacant position. The board member Charles Edward Alexander resigned as of 26 November 2008.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	30 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years
Avni Aydın Düren	EVP-Legal Services	15.01.2009	Master	14 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2008

ASSETS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	CASH AND BALANCES WITH CENTRAL BANK	(5.1.1)	2,575,050	2,956,524	5,531,574	3,186,964	4,040,903	7,227,867
II.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)	(5.1.2)	509,347	156,750	666,097	71,478	74,162	145,640
2.1	Financial assets held for trading		14,463	15,599	30,062	31,327	64,928	96,255
2.1.1	Government securities		4,663	15,599	20,262	21,552	64,928	86,480
2.1.2	Equity securities		600	-	600	-	-	-
2.1.3	Other securities		9,200	-	9,200	9,775	-	9,775
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		494,884	141,151	636,035	40,151	9,234	49,385
III.	BANKS	(5.1.3)	1,425,450	3,375,585	4,801,035	804,865	2,328,118	3,132,983
IV.	INTERBANK MONEY MARKETS		40,552	-	40,552	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		40,552	-	40,552	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)	(5.1.4)	14,887,550	2,458,231	17,345,781	9,760,509	3,325,681	13,086,190
5.1	Equity securities		25,679	44,989	70,668	28,467	37,674	66,141
5.2	Government securities		14,550,954	755,085	15,306,039	9,598,339	2,104,697	11,703,036
5.3	Other securities		310,917	1,658,157	1,969,074	133,703	1,183,310	1,317,013
VI.	LOANS	(5.1.5)	28,030,439	21,876,968	49,907,407	22,491,701	14,726,185	37,217,886
6.1	Performing loans		27,580,293	21,876,968	49,457,261	22,184,686	14,726,185	36,910,871
6.1.1	Loans to bank's risk group	(5.7)	128,749	538,322	667,071	143,007	306,366	449,373
6.1.2	Others		27,451,544	21,338,646	48,790,190	22,041,679	14,419,819	36,461,498
6.2	Loans under follow-up		1,239,739	-	1,239,739	846,538	-	846,538
6.3	Specific provisions (-)		789,593	-	789,593	539,523	-	539,523
VII.	FACTORING RECEIVABLES		-	-	-	-	-	-
VIII.	INVESTMENTS HELD-TO-MATURITY (Net)	(5.1.6)	6,054,289	1,563,008	7,617,297	3,294,938	648,827	3,943,765
8.1	Government securities		6,054,289	1,563,008	7,617,297	3,291,736	648,827	3,940,563
8.2	Other securities		-	-	-	3,202	-	3,202
IX.	INVESTMENTS IN ASSOCIATES (Net)	(5.1.7)	27,705	-	27,705	27,596	-	27,596
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		27,705	-	27,705	27,596	-	27,596
9.2.1	Financial investments in associates		25,991	-	25,991	25,882	-	25,882
9.2.2	Non-financial investments in associates		1,714	-	1,714	1,714	-	1,714
X.	INVESTMENTS IN SUBSIDIARIES (Net)	(5.1.8)	229,368	582,760	812,128	249,646	327,762	577,408
10.1	Unconsolidated financial investments in subsidiaries		219,005	582,760	801,765	241,370	327,762	569,132
10.2	Unconsolidated non-financial investments in subsidiaries		10,363	-	10,363	8,276	-	8,276
XI.	INVESTMENTS IN JOINT-VENTURES (Net)	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	LEASE RECEIVABLES (Net)	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT	(5.1.11)	-	69,161	69,161	-	31,960	31,960
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	69,161	69,161	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	TANGIBLE ASSETS (Net)	(5.1.12)	1,083,517	1,179	1,084,696	1,024,233	725	1,024,958
XV.	INTANGIBLE ASSETS (Net)	(5.1.13)	15,764	-	15,764	11,885	1	11,886
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		15,764	-	15,764	11,885	1	11,886
XVI.	INVESTMENT PROPERTY (Net)	(5.1.14)	-	-	-	-	-	-
XVII.	TAX ASSET	0	34,255	-	34,255	58,166	-	58,166
17.1	Current tax asset		70	-	70	5,222	-	5,222
17.2	Deferred tax asset		34,185	-	34,185	52,944	-	52,944
XVIII.	ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)	(5.1.16)	81,304	-	81,304	112,850	-	112,850
18.1	Assets held for sale		81,304	-	81,304	112,850	-	112,850
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	OTHER ASSETS	(5.1.17)	844,459	61,645	906,104	892,499	86,828	979,327
	TOTAL ASSETS		55,839,049	33,101,811	88,940,860	41,987,330	25,591,152	67,578,482

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 31 December 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**29,006,986**	**23,708,295**	**52,715,281**	**20,012,623**	**19,085,479**	**39,098,102**
1.1	Deposits from bank's risk group	(5.7)	311,435	413,825	725,260	304,065	171,726	475,791
1.2	Others		28,695,551	23,294,470	51,990,021	19,708,558	18,913,753	38,622,311
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**296,508**	**118,588**	**415,096**	**428,635**	**22,642**	**451,277**
III.	**FUNDS BORROWED**	(5.2.3)	**2,076,975**	**8,766,471**	**10,843,446**	**1,282,828**	**7,275,816**	**8,558,644**
IV.	**INTERBANK MONEY MARKETS**		**10,452,524**	**250,419**	**10,702,943**	**7,447,905**	**728,986**	**8,176,891**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		10,452,524	250,419	10,702,943	7,447,905	728,986	8,176,891
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**1,932,052**	**17,679**	**1,949,731**	**1,819,991**	**11,574**	**1,831,565**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**	(5.2.4)	**627,284**	**225,365**	**852,649**	**862,906**	**292,951**	**1,155,857**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**597**	**22,760**	**23,357**	**3,075**	**51,663**	**54,738**
10.1	Financial lease payables		631	24,176	24,807	3,379	55,024	58,403
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		34	1,416	1,450	304	3,361	3,665
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**4,871**	**4,871**	-	**249**	**249**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4,871	4,871	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	**781,480**	**22,951**	**804,431**	**541,116**	**20,222**	**561,338**
12.1	General provisions		409,543	19,256	428,799	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		197,372	-	197,372	140,372	-	140,372
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		174,565	3,695	178,260	134,779	5,527	140,306
XIII.	**TAX LIABILITY**	(5.2.8)	**378,236**	**107**	**378,343**	**210,225**	**77**	**210,302**
13.1	Current tax liability		378,236	107	378,343	210,225	77	210,302
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**781,638**	**781,638**	-	**596,400**	**596,400**
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**9,291,133**	**177,941**	**9,469,074**	**6,736,584**	**146,535**	**6,883,119**
16.1	Paid-in capital		4,200,000	-	4,200,000	2,100,000	-	2,100,000
16.2	Capital reserves		1,600,696	169,436	1,770,132	893,304	144,014	1,037,318
16.2.1	Share premium		11,880	-	11,880	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		288,033	104,484	392,517	95,507	112,550	208,057
16.2.4	Revaluation surplus on tangible assets		597,090	-	597,090	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	2,453	-	2,453
16.2.8	Hedging reserves (effective portion)		(71,314)	64,952	(6,362)	(7,074)	31,464	24,390
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,739,949	8,505	1,748,454	1,427,664	2,521	1,430,185
16.3.1	Legal reserves		268,796	4,097	272,893	153,690	2,521	156,211
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,470,724	-	1,470,724	1,275,689	-	1,275,689
16.3.4	Other profit reserves		429	4,408	4,837	(1,715)	-	(1,715)
16.4	Profit or loss		1,750,488	-	1,750,488	2,315,616	-	2,315,616
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		1,750,488	-	1,750,488	2,315,616	-	2,315,616
16.5	Minority interests		-	-	-	-	-	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**54,843,775**	**34,097,085**	**88,940,860**	**39,345,888**	**28,232,594**	**67,578,482**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2008

	OFF-BALANCE SHEET ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 31 December 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
A.	**OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**31,399,717**	**38,058,985**	**69,458,702**	**23,134,813**	**22,191,738**	**45,326,551**
I.	**GUARANTEES AND SURETIES**	(5.3.1)	**4,231,196**	**10,034,868**	**14,266,064**	**3,925,972**	**8,429,994**	**12,355,966**
1.1.	Letters of guarantee		4,120,918	6,790,151	10,911,069	3,924,978	5,749,874	9,674,852
1.1.1.	Guarantees subject to State Tender Law		238,990	541,707	780,697	306,986	423,552	730,538
1.1.2.	Guarantees given for foreign trade operations		312,563	330,871	643,434	303,752	265,210	568,962
1.1.3.	Other letters of guarantee		3,569,365	5,917,573	9,486,938	3,314,240	5,061,112	8,375,352
1.2.	Bank acceptances		-	123,807	123,807	600	115,887	116,487
1.2.1.	Import letter of acceptance		-	108,097	108,097	600	107,622	108,222
1.2.2.	Other bank acceptances		-	15,710	15,710	-	8,265	8,265
1.3.	Letters of credit		278	3,120,910	3,121,188	394	2,564,233	2,564,627
1.3.1.	Documentary letters of credit		-	82	82	-	1,649	1,649
1.3.2.	Other letters of credit		278	3,120,828	3,121,106	394	2,562,584	2,562,978
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		110,000	-	110,000	-	-	-
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1)	**14,325,782**	**3,577,545**	**17,903,327**	**13,163,846**	**3,489,188**	**16,653,034**
2.1.	Irrevocable commitments		14,325,782	3,576,891	17,902,673	13,163,846	3,488,798	16,652,644
2.1.1.	Asset purchase commitments		101,953	635,532	737,485	48,248	1,560,461	1,608,709
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4.	Loan granting commitments		2,787,561	1,535,359	4,322,920	2,354,191	913,337	3,267,528
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,356,364	-	1,356,364	1,852,451	-	1,852,451
2.1.8.	Tax and fund obligations on export commitments		25,834	-	25,834	24,398	-	24,398
2.1.9.	Commitments for credit card limits		8,789,048	-	8,789,048	7,619,536	-	7,619,536
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,406,000	2,670,210	1,264,210	1,015,000	2,279,210
2.2.	Revocable commitments		-	654	654	-	390	390
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	654	654	-	390	390
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**12,842,739**	**24,446,572**	**37,289,311**	**6,044,995**	**10,272,556**	**16,317,551**
3.1.	Derivative financial instruments held for risk managemen		-	110,523	110,523	-	58,282	58,282
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	110,523	110,523	-	58,282	58,282
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		12,842,739	24,336,049	37,178,788	6,044,995	10,214,274	16,259,269
3.2.1.	Forward foreign currency purchases/sales		1,842,879	2,509,939	4,352,818	583,139	859,775	1,442,914
3.2.1.1.	Forward foreign currency purchases		835,846	1,346,064	2,181,910	320,360	384,789	705,149
3.2.1.2.	Forward foreign currency sales		1,007,033	1,163,875	2,170,908	262,779	474,986	737,765
3.2.2.	Currency and interest rate swaps		9,282,041	14,428,281	23,710,322	4,328,262	6,811,744	11,140,006
3.2.2.1.	Currency swaps-purchases		5,342,075	6,590,355	11,932,430	1,181,840	4,132,508	5,314,348
3.2.2.2.	Currency swaps-sales		3,939,966	7,799,523	11,739,489	3,143,966	2,676,084	5,820,050
3.2.2.3.	Interest rate swaps-purchases		-	17,990	17,990	417	1,581	1,998
3.2.2.4.	Interest rate swaps-sales		-	20,413	20,413	2,039	1,571	3,610
3.2.3.	Currency, interest rate and security options		1,683,016	6,523,740	8,206,756	1,015,177	1,907,105	2,922,282
3.2.3.1.	Currency call options		658,260	1,580,783	2,239,043	366,159	896,609	1,262,768
3.2.3.2.	Currency put options		990,950	1,451,277	2,442,227	630,600	515,233	1,145,833
3.2.3.3.	Interest rate call options		-	1,799,040	1,799,040	-	81,200	81,200
3.2.3.4.	Interest rate put options		-	1,692,640	1,692,640	-	-	-
3.2.3.5.	Security call options		33,806	-	33,806	10,563	113,283	123,846
3.2.3.6.	Security put options		-	-	-	7,855	300,780	308,635
3.2.4.	Currency futures		27,209	33,537	60,746	114,417	82,650	197,067
3.2.4.1.	Currency futures-purchases		24,833	24,967	49,800	83,070	2,219	85,289
3.2.4.2.	Currency futures-sales		2,376	8,570	10,946	31,347	80,431	111,778
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		7,594	840,552	848,146	4,000	553,000	557,000
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**		**149,828,729**	**108,222,111**	**258,050,840**	**129,941,310**	**67,163,648**	**197,104,958**
IV.	**ITEMS HELD IN CUSTODY**		**38,828,829**	**15,588,198**	**54,417,027**	**46,920,619**	**12,856,015**	**59,776,634**
4.1.	Customers' securities held		18,299,861	3,913,486	22,213,347	21,162,119	3,625,534	24,787,653
4.2.	Investment securities held in custody		13,804,387	932,508	14,736,895	20,241,857	1,385,719	21,627,576
4.3.	Checks received for collection		4,869,700	895,721	5,765,421	4,204,954	494,980	4,699,934
4.4.	Commercial notes received for collection		1,822,785	1,776,262	3,599,047	1,281,717	1,631,219	2,912,936
4.5.	Other assets received for collection		9,649	7,665,813	7,675,462	7,197	5,402,214	5,409,411
4.6.	Assets received through public offering		-	25,454	25,454	-	18,805	18,805
4.7.	Other items under custody		22,447	378,954	401,401	22,775	297,544	320,319
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**110,999,900**	**92,633,913**	**203,633,813**	**83,020,691**	**54,307,633**	**137,328,324**
5.1.	Securities		77,210	-	77,210	169,805	-	169,805
5.2.	Guarantee notes		16,424,680	6,927,507	23,352,187	11,971,031	4,942,492	16,913,523
5.3.	Commodities		157	-	157	157	-	157
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		19,469,018	20,275,144	39,744,162	13,345,519	7,900,332	21,245,851
5.6.	Other pledged items		75,028,665	65,430,814	140,459,479	57,534,009	41,464,466	98,998,475
5.7.	Pledged items-depository		170	448	618	170	343	513
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**181,228,446**	**146,281,096**	**327,509,542**	**153,076,123**	**89,355,386**	**242,431,509**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi
Income Statement
For the Year Ended 31 December 2008

INCOME AND EXPENSE ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008- 31 December 2008	PRIOR PERIOD 1 January 2007- 31 December 2007
I.	**INTEREST INCOME**	(5.4.1)	**9,378,392**	**7,216,606**
1.1	Interest income on loans		5,757,266	4,254,452
1.2	Interest income on reserve deposits		218,100	184,252
1.3	Interest income on banks		261,715	265,118
1.4	Interest income on money market transactions		7,120	5,538
1.5	Interest income on securities portfolio		2,955,527	2,214,573
1.5.1	Trading financial assets		24,908	17,214
1.5.2	Financial assets valued at fair value through profit or loss		-	-
1.5.3	Financial assets available-for-sale		2,111,947	1,565,595
1.5.4	Investments held-to-maturity		818,672	631,764
1.6	Financial lease income		-	-
1.7	Other interest income		178,664	292,673
II.	**INTEREST EXPENSE**	(5.4.2)	**6,200,432**	**4,412,503**
2.1	Interest on deposits		4,318,410	3,073,561
2.2	Interest on funds borrowed		713,554	618,733
2.3	Interest on money market transactions		1,159,115	712,517
2.4	Interest on securities issued		-	-
2.5	Other interest expenses		9,353	7,692
III.	**NET INTEREST INCOME (I - II)**		**3,177,960**	**2,804,103**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,441,128**	**1,197,703**
4.1	Fees and commissions received		1,915,070	1,612,011
4.1.1	Non-cash loans		114,210	95,153
4.1.2	Others		1,800,860	1,516,858
4.2	Fees and commissions paid		473,942	414,308
4.2.1	Non-cash loans		453	322
4.2.2	Others		473,489	413,986
V.	**DIVIDEND INCOME**	(5.4.3)	**102,470**	**49,399**
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	**251,295**	**(135,904)**
6.1	Trading account income/losses (Net)		529,426	(335,029)
6.2	Foreign exchange gains/losses (Net)		(278,131)	199,125
VII.	**OTHER OPERATING INCOME**	(5.4.5)	**297,971**	**1,017,870**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**5,270,824**	**4,933,171**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	**566,446**	**337,644**
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	**2,542,390**	**1,823,411**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**2,161,988**	**2,772,116**
XII.	**INCOME RESULTED FROM MERGERS**		-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	**2,161,988**	**2,772,116**
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	**411,500**	**456,500**
16.1	Current tax charge		399,213	466,608
16.2	Deferred tax charge/(credit)		12,287	(10,108)
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	**1,750,488**	**2,315,616**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**			
18.1	Income from assets held for sale		-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-
18.3	Others		-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-
19.1	Expenses on assets held for sale		-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-
19.3	Others		-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-
21.1	Current tax charge		-	-
21.2	Deferred tax charge/(credit)		-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	**1,750,488**	**2,315,616**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**588**	**1,103**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Year Ended 31 December 2008

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2008	PRIOR PERIOD 31 December 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	31,407	71,224
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	84,412	(30,887)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	32,591	27,614
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(64,240)	23,292
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	80,122	22,883
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	(6,472)	4,648
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	157,820	118,774
XI.	CURRENT PERIOD PROFIT/LOSSES	1,750,488	2,315,616
1.1	Net changes in fair value of securities (transferred to income statement)	61,271	10,219
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	1,689,217	2,305,397
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	1,908,308	2,434,390

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Year Ended 31 December 2008

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)															
		Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
PRIOR PERIOD (31/12/2007)																	
I. Balances at beginning of the period		2,100,000	772,554	-	-	92,134	-	523,677	(481)	-	1,063,663	139,119	2,147	4,698	(27,218)	-	4,670,293
II. Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1. Effect of corrections																	-
2.2. Effect of changes in accounting policies								-			-	-					-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	92,134	-	523,677	(481)	-	1,063,663	139,119	2,147	4,698	(27,218)	-	4,670,293
Changes during the period																	
IV. Mergers																	-
V. Market value changes of securities												92,230					92,230
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	51,608	-	51,608
6.1. Cash flow hedge															28,316		28,316
6.2. Hedge of net investment in foreign operations															23,292		23,292
VII. Revaluation surplus on tangible assets																	-
VIII. Revaluation surplus on intangible assets																	-
IX. Bonus shares of associates, subsidiaries and joint-ventures														(2,245)			(2,245)
X. Translation differences						(538)			(1,234)			(23,292)					(25,064)
XI. Changes resulted from disposal of assets														-			-
XII. Changes resulted from reclassification of assets																	-
XIII. Effect of change in equities of associates on bank's equity																	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1. Cash																	-
14.2. Internal sources																	-
XV. Share issuance																	-
XVI. Share cancellation profits																	-
XVII. Capital reserves from inflation adjustments to paid-in capital																	-
XVIII. Others																	-
XIX. Current period net profit/loss										2,315,616							2,315,616
XX. Profit distribution		-	-	-	-	64,615	-	752,012	-	-	(1,063,663)	-	27,717	-	-	-	(219,319)
20.1. Dividends											(219,319)						(219,319)
20.2. Transfers to reserves						64,615		752,012			(816,627)						-
20.3. Others											(27,717)		27,717				-
Balances at end of the period (III+IV+V+.....+XVIII+XIX+XX)		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	2,315,616	-	208,057	29,864	2,453	24,390	-	6,883,119
CURRENT PERIOD (31/12/2008)																	
I. Balances at beginning of the period		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
Changes during the period	(5.5)																
II. Mergers																	-
III. Market value changes of securities												120,220					120,220
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(30,752)	-	(30,752)
4.1. Cash flow hedge															33,488		33,488
4.2. Hedge of net investment in foreign operations															(64,240)		(64,240)
V. Revaluation surplus on tangible assets																	-
VI. Revaluation surplus on intangible assets																	-
VII. Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII. Translation differences						981			3,211			64,240					68,352
IX. Changes resulted from disposal of assets														-			-
X. Changes resulted from reclassification of assets																	-
XI. Effect of change in equities of associates on bank's equity																	-
XII. Capital increase		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880
12.1. Cash		2,100,000		11,880					-								2,111,880
12.2. Internal sources																	-
XIII. Share issuance																	-
XIV. Share cancellation profits																	-
XV. Capital reserves from inflation adjustments to paid-in capital																	-
XVI. Others								(1,434,233)									(1,434,233)
XVII. Current period net profit/loss										1,750,488							1,750,488
XVIII. Profit distribution		-	-	-	-	115,781	-	1,629,268	3,341	-	(2,315,616)	-	567,226	-	-	-	-
18.1. Dividends											-						-
18.2. Transfers to reserves						115,781		1,629,268			(1,745,049)						-
18.3. Others									3,341		(570,567)		567,226				-
Balances at end of the period (I+II+III+.....+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	272,893	-	1,470,724	4,837	1,750,488	-	392,517	597,090	2,453	(6,362)	-	9,469,074

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Year Ended 31 December 2008

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 31 December 2008	PRIOR PERIOD 31 December 2007
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating losses before changes in operating assets and liabilities**		**(296,987)**	**3,312,966**
1.1.1	Interests received		7,574,346	6,775,077
1.1.2	Interests paid		(5,931,586)	(4,268,323)
1.1.3	Dividend received		102,470	49,399
1.1.4	Fees and commissions received		2,054,089	1,701,336
1.1.5	Other income		116,554	880,578
1.1.6	Collections from previously written-off loans and other receivables		25,323	17,676
1.1.7	Payments to personnel and service suppliers		(1,964,574)	(1,454,334)
1.1.8	Taxes paid		(73,282)	(58,374)
1.1.9	Others	(5.6)	(2,200,327)	(330,069)
1.2	**Changes in operating assets and liabilities**		**7,795,240**	**379,041**
1.2.1	Net (increase) decrease in financial assets held for trading		65,861	38,999
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(1,518,419)	(1,682,698)
1.2.4	Net (increase) decrease in loans		(11,979,155)	(9,923,267)
1.2.5	Net (increase) decrease in other assets		3,260,282	(2,319,020)
1.2.6	Net increase (decrease) in bank deposits		77,234	577,956
1.2.7	Net increase (decrease) in other deposits		13,408,117	8,343,180
1.2.8	Net increase (decrease) in funds borrowed		2,353,243	1,185,288
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	2,128,078	4,158,603
I.	**Net cash flow from banking operations**		**7,498,253**	**3,692,007**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**		**(7,013,989)**	**(2,700,418)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	(187)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		(37,883)	55,238
2.3	Purchases of tangible assets		(348,771)	(297,507)
2.4	Sales of tangible assets		144,244	44,665
2.5	Cash paid for purchase of financial assets available-for-sale		(11,690,440)	(8,884,570)
2.6	Cash obtained from sale of financial assets available-for-sale		4,449,682	5,805,053
2.7	Cash paid for purchase of investments held-to-maturity		-	(1,118)
2.8	Cash obtained from sale of investments held-to-maturity		469,179	578,008
2.9	Others	(5.6)	-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**552,727**	**(310,070)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		2,111,880	-
3.4	Dividends paid		-	(219,319)
3.5	Payments for financial leases		(124,920)	(90,751)
3.6	Others (payments for founder shares repurchased)	(5.6)	(1,434,233)	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**577,238**	**(251,324)**
V.	**Net increase/(decrease) in cash and cash equivalents**		**1,614,230**	**430,195**
VI.	**Cash and cash equivalents at beginning of period**		**3,417,495**	**2,987,300**
VII.	**Cash and cash equivalents at end of period**		**5,031,725**	**3,417,495**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Profit Distribution
At 31 December 2008

STATEMENT OF PROFIT DISTRIBUTION		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 31 December 2008	PRIOR PERIOD 31 December 2007
I.	**DISTRIBUTION OF CURRENT YEAR PROFIT**		
1.1	CURRENT PERIOD PROFIT	2,161,988	2,772,116
1.2	TAXES AND LEGAL DUTIES PAYABLE (-)	411,500	456,500
1.2.1	Corporate tax (income tax)	411,500	456,500
1.2.2	Withholding tax	-	-
1.2.3	Other taxes and duties	-	-
A.	**NET PROFIT FOR THE PERIOD (1.1-1.2)**	**1,750,488**	**2,315,616**
1.3	ACCUMULATED LOSSES (-)	-	-
1.4	FIRST LEGAL RESERVES (-)	87,524	115,781
1.5	OTHER STATUTORY RESERVES (-)	4,407	570,567
B.	**NET PROFIT AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]**	**1,658,557**	**1,629,268**
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)	-	-
1.6.1	To owners of ordinary shares	-	-
1.6.2	To owners of privileged shares	-	-
1.6.3	To owners of redeemed shares	-	-
1.6.4	To profit sharing bonds	-	-
1.6.5	To holders of profit and loss sharing certificates	-	-
1.7	DIVIDENDS TO PERSONNEL (-)	-	-
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)	-	-
1.9.1	To owners of ordinary shares	-	-
1.9.2	To owners of privileged shares	-	-
1.9.3	To owners of redeemed shares	-	-
1.9.4	To profit sharing bonds	-	-
1.9.5	To holders of profit and loss sharing certificates	-	-
1.10	SECOND LEGAL RESERVES (-)	-	-
1.11	STATUS RESERVES (-)	-	-
1.12	EXTRAORDINARY RESERVES	-	1,629,268
1.13	OTHER RESERVES	-	-
1.14	SPECIAL FUNDS	-	-
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES	-	-
2.2	SECOND LEGAL RESERVES (-)	-	-
2.3	DIVIDENDS TO SHAREHOLDERS (-)	-	-
2.3.1	To owners of ordinary shares	-	-
2.3.2	To owners of privileged shares	-	-
2.3.3	To owners of redeemed shares	-	-
2.3.4	To profit sharing bonds	-	-
2.3.5	To holders of profit and loss sharing certificates	-	-
2.4	DIVIDENDS TO PERSONNEL (-)	-	-
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)	-	-
III.	**EARNINGS PER SHARE** (per YTL'000 face value each)		
3.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	417	1,103
3.2	TO OWNERS OF ORDINARY SHARES (%)	42	110
3.3	TO OWNERS OF PRIVILEGED SHARES	-	-
3.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES (per YTL'000 face value each)	-	-
4.2	TO OWNERS OF ORDINARY SHARES (%)	-	-
4.3	TO OWNERS OF PRIVILEGED SHARES	-	-
4.4	TO OWNERS OF PRIVILEGED SHARES (%)	-	-

Decision regarding to profit distribution will be held at General Assembly meeting.

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

(Thousands of New Turkish Lira (YTL))

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

(Thousands of New Turkish Lira (YTL))

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) from 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

(Thousands of New Turkish Lira (YTL))

3.17 Liabilities for employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	31 December 2008	31 December 2007
Discount rate	6.26%	5.71%
Interest rate	12.00%	11.00%
Expected rate of salary/limit increase	5.40%	5.00%
Estimated employee turnover rate	6.55%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee (and his/her dependents) will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	31 December 2008	
	Employer	Employee
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

(Thousands of New Turkish Lira (YTL))

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the SDIF, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

(Thousands of New Turkish Lira (YTL))

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The tax applications for foreign branches;

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 22% corporate tax. Effective from 1 January 1, 2009 this rate will be applied as 21%. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. The municipality commerce tax, which is set as 3% of the taxable income, can be increased up to 225% by the authorization of the municipalities. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies and in case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

(Thousands of New Turkish Lira (YTL))

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.18.3 Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 31 December 2008, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, TL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments is as follows as of 31 December 2008:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	1,372,178	2,234,643	1,252,389	309,144	5,168,354
Other	-	-	-	-	-
Total Operating Profit	**1,372,178**	**2,234,643**	**1,252,389**	**309,144**	**5,168,354**
Net Operating Profit	1,055,989	1,305,972	272,938	(575,381)	2,059,518
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	102,470	102,470
Net Operating Profit	**1,055,989**	**1,305,972**	**272,938**	**(472,911)**	**2,161,988**
Provision for Taxes	-	-	-	411,500	411,500
Net Profit	**1,055,989**	**1,305,972**	**272,938**	**(884,411)**	**1,750,488**
					-
Segment Assets	16,457,561	33,449,846	35,401,934	2,791,686	88,101,027
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	839,833	839,833
Undistributed Items	-	-	-	-	-
Total Assets	**16,457,561**	**33,449,846**	**35,401,934**	**3,631,519**	**88,940,860**
Segment Liabilities	31,339,548	21,941,581	24,473,329	1,717,328	79,471,786
Shareholders' Equity	-	-	-	9,469,074	9,469,074
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**31,339,548**	**21,941,581**	**24,473,329**	**11,186,402**	**88,940,860**
					-
Other Segment Items					-
Capital Expenditure	-	-	-	341,855	341,855
Depreciation Expenses	-	-	-	172,459	172,459
Impairment Losses	-	-	770	565,677	566,447
Other Non-Cash Income/Expenses	125,983	348,770	1,228,051	(3,936)	1,698,868
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

Leasehold improvements amounting YTL 85,129 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Equity securities amounting YTL 16,284 thousands classified under "financial assets available-for-sale" as of 31 December 2007, are reclassified to "investments in associates".

Due to method change in valuation of derivative instruments, YTL 263,933 thousands is reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" as of 31 December 2007.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 16.14%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	**10%**	**20%**	**50%**	**100%**	**150%**	**200%**
Value at Credit Risk							
Balance Sheet Items (Net)	17,471,752	-	2,678,242	12,501,580	37,243,902	571,759	5,157
Cash on Hand	682,622	-	210	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	3,075,428	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	701,210	-	2,348,691	-	1,683,775	-	-
Interbank Money Market Placements	40,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-	-	-	-
Reserve Deposits	1,713,040	-	-	-	-	-	-
Loans	3,228,763	-	139,506	12,207,365	32,205,769	571,759	5,157
Loans under Follow-Up (Net)	-	-	-	-	450,146	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,305,103	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	32,848	-	-
Miscellaneous Receivables	19,680	-	-	-	80,709	-	-
Accrued Interest and Income	413,824	-	21,772	294,215	822,863	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	826,723	-	-
Tangible Assets (Net)	-	-	-	-	1,103,117	-	-
Other Assets	292,082	-	168,063	-	37,952	-	-
Off-Balance Sheet Items	1,813,210	-	1,382,975	715,942	8,441,075	-	-
Non-Cash Loans and Commitments	1,813,210	-	965,853	715,942	8,395,522	-	-
Derivative Financial Instruments	-	-	417,122	-	45,553	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	19,284,962	-	4,061,217	13,217,522	45,684,977	571,759	5,157

4.1.3 Summary information related to capital adequacy ratio

	Current Period	Prior Period
Value at Credit Risk	53,973,934	41,927,303
Value at Market Risk	2,523,750	579,538
Value at Operational Risk	5,766,996	4,520,072
Shareholders' Equity	10,047,717	7,206,570
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	16.14%	15.32%

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	2,100,000
Nominal Capital	4,200,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	-
Share Cancellation Profits	-	-
Legal Reserves	272,893	156,211
I. Legal Reserve (Turkish Commercial Code 466/1)	254,103	137,421
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,470,724	1,275,689
Reserve allocated as per the Decision held by the General Assembly	1,470,724	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,750,488	2,315,616
Current Period Profit	1,750,488	2,315,616
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	22,000	32,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	594,943	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	85,128
Prepaid Expenses (-)	295,671	231,262
Intangible Assets (-)	15,764	11,886
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**9,095,482**	**6,679,787**
SUPPLEMENTARY CAPITAL		
General Provisions	428,799	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	760,000	580,000
45% of Securities Value Increase Fund (*)	142,608	85,510
Associates and Subsidiaries	46,593	(5,312)
Investment Securities Available for Sale	96,015	90,822
Other Reserves	4,837	(1,715)
Total Supplemantary Capital	**1,339,663**	**947,874**

(Thousands of New Turkish Lira (YTL))

TIER III CAPITAL	-	-
CAPITAL	10,435,145	7,627,661
DEDUCTIONS FROM CAPITAL	387,428	421,091
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	13,110	11,730
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law		-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,883	81,085
Others		-
TOTAL SHAREHOLDERS' EQUITY	10,047,717	7,206,570

(*) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if it is negative then the whole amount is considered in the calculation.

4.2 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partially or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary. The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed on a monthly basis.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. This is in line with the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The liquidated non-cash loans are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 30.85% of the total cash loan portfolio.

(Thousands of New Turkish Lira (YTL))

The Bank's largest 100 non-cash loan customers compose 53.63% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers represent 12.38% of the total "on and off balance sheet" assets.

The general provision for credit risk amounts to YTL 428,799 thousands.

The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/ commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

Customer and regional concentration of credit risks:

	Loans to Individuals and Corporates		Balances with Banks and Central Bank of Turkey		Securities*		Other Credits**		Off-Balance Sheet Commitments and Contingencies	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Customer concentration										
Private Sector	32,021,835	22,408,711	-	-	654,424	287,365	187,317	104,100	31,887,765	27,862,123
Public Sector	1,268,795	1,034,439	-	-	22,908,162	15,609,360	308	458	2,305	75,062
Banks	103,865	104,579	9,690,329	9,842,501	1,359,286	1,163,344	422,808	643,507	18,815,380	8,611,037
Retail Customers	16,512,912	13,670,157	-	-	-	-	-	-	127,546	253,871
Equity Securities	-	-	-	-	71,268	66,141	839,833	605,004	-	-
Total	**49,907,407**	**37,217,886**	**9,690,329**	**9,842,501**	**24,993,140**	**17,126,210**	**1,450,266**	**1,353,069**	**50,832,996**	**36,802,093**
Regional concentration										
Domestic	49,062,370	36,064,997	5,709,534	7,104,157	23,410,847	15,952,153	866,841	1,020,016	31,442,005	28,215,163
European Union (EU) Countries	667,477	727,378	3,042,197	2,299,893	1,277,785	1,039,423	515,047	292,394	10,895,571	5,777,665
OECD Countries ***	6,617	10,367	12,044	5,824	-	-	-	-	1,008,121	541,434
Off-Shore Banking Regions	90,103	5,227	57,151	67,495	226,765	13,915	212	964	30,461	24,196
USA, Canada	17,948	3,871	688,655	274,441	77,743	120,719	-	-	7,103,945	2,028,612
Other Countries	62,892	406,046	180,748	90,691	-	-	68,166	39,695	352,893	215,023
Total	**49,907,407**	**37,217,886**	**9,690,329**	**9,842,501**	**24,993,140**	**17,126,210**	**1,450,266**	**1,353,069**	**50,832,996**	**36,802,093**

* includes financial assets at fair value through profit or loss, financial assets available-for-sale and investments held-to-maturity

** includes transactions defined as credit as per the Article 48 of the Turkish Banking Law No 5411 and not covered in the first three columns above

*** OECD countries other than EU countries, USA and Canada

(Thousands of New Turkish Lira (YTL))

4.2.1 Geographical concentration

	Assets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/(Loss)
Current Period					
Domestic	81,915,736	74,770,923	11,500,025	341,854	1,674,576
EU Countries	5,532,362	6,511,645	1,635,450	-	73,356
OECD Countries*	18,661	836,228	433,287	-	-
Off-Shore Banking Regions	377,949	207,015	30,461	-	2,556
USA, Canada	784,346	6,421,186	314,583	-	-
Other Countries	311,806	193,863	352,258	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**88,940,860**	**88,940,860**	**14,266,064**	**341,854**	**1,750,488**
Prior Period					
Domestic	62,247,270	55,486,173	10,346,161	272,545	2,295,452
EU Countries	4,291,589	5,496,322	1,227,937	-	16,595
OECD Countries*	15,782	780,097	232,657	-	-
Off-Shore Banking Regions	86,743	206,350	24,196	-	3,569
USA, Canada	396,446	5,223,800	310,342	-	-
Other Countries	540,652	385,740	214,673	-	-
Unallocated Assets/Liabilities**	-	-			
Total	**67,578,482**	**67,578,482**	**12,355,966**	**272,545**	**2,315,616**

* OECD countries other than EU countries, USA and Canada

** Assets, liabilities and equity items that can not be allocated on a consistent basis

(Thousands of New Turkish Lira (YTL))

4.2.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**276,174**	**1.00**	**72,527**	**0.33**	**194,622**	**0.87**	**67,105**	**0.45**
Farming and Stockbreeding	265,942	0.96	61,230	0.28	189,456	0.85	63,035	0.43
Forestry	4,937	0.02	-	-	410	-	424	-
Fishery	5,295	0.02	11,297	0.05	4,756	0.02	3,646	0.02
Manufacturing	**3,871,969**	**14.04**	**7,511,040**	**34.33**	**2,979,181**	**13.43**	**5,068,092**	**34.42**
Mining	121,982	0.44	246,644	1.13	109,773	0.49	135,543	0.92
Production	3,537,887	12.83	5,885,970	26.90	2,528,660	11.40	4,088,742	27.77
Electricity, Gas, Water	212,100	0.77	1,378,426	6.30	340,748	1.54	843,807	5.73
Construction	**953,983**	**3.46**	**1,348,629**	**6.16**	**842,137**	**3.80**	**1,072,745**	**7.28**
Services	**4,568,160**	**16.57**	**10,261,707**	**46.90**	**3,948,314**	**17.80**	**7,120,547**	**48.35**
Wholesale and Retail Trade	3,178,646	11.53	2,562,118	11.71	2,633,025	11.87	1,626,111	11.04
Hotel, Food and Beverage Services	208,057	0.75	974,713	4.46	248,316	1.12	581,469	3.95
Transportation and Telecommunication	575,719	2.09	3,693,885	16.88	534,167	2.41	2,549,713	17.31
Financial Institutions	283,019	1.03	2,269,082	10.37	291,397	1.31	1,943,569	13.20
Real Estate and Renting Services	70,624	0.26	373,717	1.71	69,913	0.32	206,285	1.40
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	72,763	0.26	31,401	0.14	56,473	0.25	28,093	0.19
Health and Social Services	179,332	0.65	356,791	1.63	115,023	0.52	185,307	1.26
Other	**17,910,007**	**64.93**	**2,683,065**	**12.28**	**14,220,432**	**64.10**	**1,397,696**	**9.50**
Total	**27,580,293**	**100.00**	**21,876,968**	**100.00**	**22,184,686**	**100.00**	**14,726,185**	**100.00**

4.2.3 Credit risk by business segments

Loan Groups	Corporate Loans	Retail Loans	Credit Cards	Others	Total
Performing Loans					
Cash Loans	32,859,116	9,221,273	6,769,819	5,888,948	54,739,156
Non-Cash Loans	14,236,350	4,322,920	8,789,048	4,790,705	32,139,023
Loans under Follow-Up					
Cash Loans	102,521	279,280	225,252	-	607,053
Non-Cash Loans	13,813	-	-	-	13,813
Non-Performing Loans					
Cash Loans	434,365	348,151	457,223	-	1,239,739
Non-Cash Loans	15,901	-	-	-	15,901
Total					
Cash Loans	**33,396,002**	**9,848,704**	**7,452,294**	**5,888,948**	**56,585,948**
Non-Cash Loans	**14,266,064**	**4,322,920**	**8,789,048**	**4,790,705**	**32,168,737**

Provision Types	Corporate	Retail	Credit Cards	Others	Total
Specific Provision					
Cash Loans	232,482	166,194	390,917	-	789,593
Non-Cash Loans	2,459	-	-	-	2,459
General Provision					
Cash Loans	228,445	68,310	48,007	46,753	391,515
Non-Cash Loans	17,603	3,802	11,474	4,405	37,284

4.3 Market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank set its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and participating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healty performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

(Thousands of New Turkish Lira (YTL))

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	154,390
(II) Capital Obligation against Specific Risks - Standard Method	31,698
(III) Capital Obligation against Currency Risk - Standard Method	3,674
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	12,138
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**201,900**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**2,523,750**

4.3.2 Monthly average values at market risk

	Current Period			Prior Period		
	Average	Highest	Lowest	Average	Highest	Lowest
Interest Rate Risk	2.236.147	2.562.612	1.413.975	687.656	792.174	518.613
Common Share Risk	157.298	189.025	115.725	3.667	14.700	-
Currency Risk	109.942	268.725	12.963	136.017	360.925	9.000
Stock Risk	-	-	-	-	-	-
Exchange Risk	-	-	-	-	-	-
Option Risk	175.148	316.100	122.113	83.433	204.950	24.250
Total Value at Risk	**2,678,535**	**3,336,462**	**1,664,776**	**910,773**	**1,372,749**	**551,863**

The value at market risk as of 31 December 2006 is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and the "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

4.4 Operational risk

The value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is composed of net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, extraordinary income and income derived from insurance claims at year-end.

	Basic Indicator Method	**31 December 2007**	**31 December 2006**	**31 December 2005**
(I)	Net Interest Income	2,804,103	1,901,806	1,674,660
(II)	Net Fees and Commissions Income	1,197,703	1,014,451	737,637
(III)	Dividend Income	49,399	46,945	3,141
(IV)	Net Trading Income/(Losses)	(135,904)	(56,272)	133,434
(V)	Other Operating Income	1,017,870	212,746	184,580
(VI)	Gain/(Loss) on Securities Available-for-Sale and Held-to-Maturity	47,375	50,081	55,676
(VII)	Extraordinary Income	1,021,942	240,613	143,419
(VIII	Insurance Claim Collections	-	-	-
(IX)	**Gross Income (I+II+III+IV+V-VI-VII-VIII)**	**3,863,854**	**2,828,982**	**2,534,357**
(X)	Capital Obligation (IX * 15%)	579,578	424,347	380,154
(XI)	Average Capital Obligation against Operational Risk		461,360	
(XII)	**Value at Operational Risk** (XI * 12.5)		5,766,996	

(Thousands of New Turkish Lira (YTL))

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2008, the Bank's net 'on balance sheet' foreign currency long position amounts to YTL 1,684,034 thousands (31 December 2007: YTL 1,099,543 thousands, foreign currency short position), net 'off-balance sheet' foreign currency short position amounts to YTL 1,928,664 thousands (31 December 2007: YTL 983,320 thousands, foreign currency long position), while net foreign currency short position amounts to YTL 244,630 thousands (31 December 2007: YTL 116,223 thousands).

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	US$	EUR	Yen (100)	GBP
Foreign currency purchase rates at balance sheet date	1.5200	2.1158	1.6733	2.2094
Rates for the days before balance sheet date;				
Day 1	1.5000	2.1215	1.6607	2.1655
Day 2	1.4950	2.1309	1.6583	2.1812
Day 3	1.4850	2.0865	1.6381	2.1842
Day 4	1.4850	2.0868	1.6383	2.1842
Day 5	1.4950	2.0962	1.6514	2.1902
Last 30-days arithmetical average rates	1.5227	2.0600	1.6711	2.2611

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	149,735	2,769,347	309	37,133	2,956,524
Banks	1,041,132	2,097,283	2,514	234,656	3,375,585
Financial Assets at Fair Value through Profit/Loss	30,109	39,877	-	41	70,027
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	217,953	2,240,278	-	-	2,458,231
Loans (*)	7,714,815	16,091,162	47,037	533,655	24,386,669
Investments in Associates, Subsidiaries and Joint-Ventures	487,273	95,487	-	-	582,760
Investments Held-to-Maturity	5,657	1,557,351	-	-	1,563,008
Derivative Financial Assets Held for Risk Management	68,537	624	-	-	69,161
Tangible Assets	-	1,179	-	-	1,179
Intangible Assets	-	-	-	-	-
Other Assets	12,229	27,216	1	284	39,730
Total Assets	**9,727,440**	**24,919,804**	**49,861**	**805,769**	**35,502,874**
Liabilities					
Bank Deposits	349,703	728,431	35	42,980	1,121,149
Foreign Currency Deposits	8,572,028	13,473,769	39,990	379,805	22,465,592
Interbank Money Market Takings	-	250,419	-	-	250,419
Other Fundings	2,892,007	6,654,953	1,149	-	9,548,109
Securities Issued	-	-	-	-	-
Miscellaneous Payables	5,013	3,280	-	9,386	17,679
Derivative Financial Liabilities Held for Risk Management	808	4,062	-	1	4,871
Other Liabilities (**)	107,768	175,701	1,183	126,369	411,021
Total Liabilities	**11,927,327**	**21,290,615**	**42,357**	**558,541**	**33,818,840**
Net 'On Balance Sheet' Position	**(2,199,887)**	**3,629,189**	**7,504**	**247,228**	**1,684,034**
Net 'Off-Balance Sheet' Position	**2,029,201**	**(3,707,044)**	**(8,155)**	**(242,666)**	**(1,928,664)**
Derivative Assets	3,750,886	5,234,213	2,914	418,432	9,406,445
Derivative Liabilities	1,721,685	8,941,257	11,069	661,098	11,335,109
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,231,019**	**16,278,547**	**27,217**	**413,608**	**26,950,391**
Total Liabilities	**9,100,595**	**18,341,518**	**63,301**	**544,520**	**28,049,934**
Net 'On Balance Sheet' Position	**1,130,424**	**(2,062,971)**	**(36,084)**	**(130,912)**	**(1,099,543)**
Net 'Off-Balance Sheet' Position	**(1,086,320)**	**1,893,946**	**36,273**	**139,421**	**983,320**
Derivative Assets	667,582	4,871,412	165,317	549,626	6,253,937
Derivative Liabilities	1,753,902	2,977,466	129,044	410,205	5,270,617
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,509,701 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of YTL 121,554 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,788,512	-	-	-	-	3,743,062	5,531,574
Banks	1,726,588	838,406	1,291,601	-	-	944,440	4,801,035
Financial Assets at Fair Value through Profit/Loss	33,270	75,827	425,675	118,116	12,609	600	666,097
Interbank Money Market Placements	40,552	-	-	-	-	-	40,552
Financial Assets Available-for-Sale	1,047,424	6,043,297	5,341,045	4,599,420	243,928	70,667	17,345,781
Loans	22,242,366	5,343,243	7,907,471	9,662,075	4,302,106	450,146	49,907,407
Investments Held-to-Maturity	514,932	2,307,180	148,422	3,332,449	1,314,314	-	7,617,297
Other Assets	82,616	301	5,052	6,338	21,056	2,915,754	3,031,117
Total Assets	**27,476,260**	**14,608,254**	**15,119,266**	**17,718,398**	**5,894,013**	**8,124,669**	**88,940,860**
Liabilities							
Bank Deposits	775,069	88,219	25,784	-	-	777,477	1,666,549
Other Deposits	37,713,758	4,003,826	1,485,572	28,946	-	7,816,630	51,048,732
Interbank Money Market Takings	10,130,907	325	-	571,711	-	-	10,702,943
Miscellaneous Payables	-	-	-	-	-	1,949,731	1,949,731
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,613,701	3,848,308	1,150,546	12,529	-	-	11,625,084
Other Liabilities	40,441	82,510	185,000	111,581	23,791	11,504,498	11,947,821
Total Liabilities	**55,273,876**	**8,023,188**	**2,846,902**	**724,767**	**23,791**	**22,048,336**	**88,940,860**
On Balance Sheet Long Position	-	**6,585,066**	**12,272,364**	**16,993,631**	**5,870,222**	-	**41,721,283**
On Balance Sheet Short Position	**(27,797,616)**	-	-	-	-	**(13,923,667)**	**(41,721,283)**
Off-Balance Sheet Long Position	**3,116**	**2,155**	**6,022**	-	-	-	**11,293**
Off-Balance Sheet Short Position	**(50)**	**(16,701)**	**(43,725)**	-	-	-	**(60,476)**
Total Position	**(27,794,550)**	**6,570,520**	**12,234,661**	**16,993,631**	**5,870,222**	**(13,923,667)**	**(49,183)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	**Euro**	**US$**	**Yen**	**YTL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	-	-	-	12.00
Banks	2.98	1.75	-	2.07
Financial Assets at Fair Value through Profit/Loss	6.06	6.76	-	16.37
Interbank Money Market Placements	-	-	-	18.88
Financial Assets Available-for-Sale	5.25	6.52	-	19.16
Loans	7.86	6.86	5.51	24.53
Investments Held-to-Maturity	9.25	7.98	-	18.48
Liabilities				
Bank Deposits	4.39	4.27	-	18.11
Other Deposits	4.35	3.96	0.35	17.55
Interbank Money Market Takings	-	3.65	-	15.26
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.05	4.85	2.33	14.50

(*) The interest rates for USD and YTL placements at banks are 2.01% and 19.17%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,320,026	7,227,867
Banks	1,396,552	522,974	917,835	35,120	-	260,502	3,132,983
Financial Assets at Fair Value through Profit/Loss	21,557	29,887	31,836	21,566	40,794	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,329,977	3,838,532	1,803,631	4,540,522	1,507,388	82,424	13,102,474
Loans	9,470,750	7,004,673	7,879,424	9,776,230	2,779,794	307,015	37,217,886
Investments Held-to-Maturity	662,039	2,471,920	168,692	641,114	-	-	3,943,765
Other Assets	48,306	277	4,089	5,409	25,818	2,723,968	2,807,867
Total Assets	**17,837,022**	**13,868,263**	**10,805,507**	**15,019,961**	**4,353,794**	**5,693,935**	**67,578,482**
Liabilities							
Bank Deposits	1,108,718	53,403	6,023	47,339	39,437	332,631	1,587,551
Other Deposits	25,475,339	3,723,160	1,216,706	52,238	-	7,043,108	37,510,551
Interbank Money Market Takings	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Miscellaneous Payables	-	-	-	-	-	1,831,565	1,831,565
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,240,621	2,015,014	1,600,391	299,018	-	-	9,155,044
Other Liabilities	140,219	130,560	139,570	22,199	73,715	8,810,617	9,316,880
Total Liabilities	**38,907,238**	**6,200,684**	**3,347,251**	**992,236**	**113,152**	**18,017,921**	**67,578,482**
On Balance Sheet Long Position	-	7,667,579	7,458,256	14,027,725	4,240,642	-	33,394,202
On Balance Sheet Short Position	(21,070,216)	-	-	-	-	(12,323,986)	(33,394,202)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(21,067,692)	7,646,975	7,455,210	14,027,725	4,240,642	(12,323,986)	(21,126)

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	USD	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	4.02	5.59	-	22.65
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.93	-	17.62
Loans	6.47	7.20	2.31	23.71
Investments Held-to-Maturity	9.11	9.47	-	20.09
Liabilities				
Bank Deposits	5.65	5.65	-	16.65
Other Deposits	2.90	3.92	0.48	14.73
Interbank Money Market Takings	-	5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91	5.72	1.85	13.66

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, when the placements with range accrual agreements are excluded.

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diversifies funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in the years 2008 and 2007 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3,743,062	1,788,512	-	-	-	-	-	5,531,574
Banks	944,440	1,418,906	12,431	167,966	1,480,873	776,419	-	4,801,035
Financial Assets at Fair Value through Profit/Loss	600	33,267	72,389	425,443	121,730	12,668	-	666,097
Interbank Money Market Placements	-	40,552	-	-	-	-	-	40,552
Financial Assets Available-for-Sale	70,668	59,805	1,094,374	2,103,498	12,141,051	1,876,385	-	17,345,781
Loans	134,381	10,006,406	5,600,642	8,061,056	14,587,050	11,067,726	450,146	49,907,407
Investments Held-to-Maturity	-	-	-	148,422	6,154,561	1,314,314	-	7,617,297
Other Assets	422,808	220,957	301	5,052	6,338	21,056	2,354,605	3,031,117
Total Assets	**5,315,959**	**13,568,405**	**6,780,137**	**10,911,437**	**34,491,603**	**15,068,568**	**2,804,751**	**88,940,860**
Liabilities								
Bank Deposits	777,477	728,010	88,219	7,370	59,730	5,743	-	1,666,549
Other Deposits	7,816,630	37,699,538	3,974,712	1,337,753	112,668	107,431	-	51,048,732
Other Fundings	-	121,484	401,731	3,279,063	3,773,072	4,049,734	-	11,625,084
Interbank Money Market Takings	-	10,130,907	325	-	571,711	-	-	10,702,943
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	134,503	1,815,228	-	-	-	-	-	1,949,731
Other Liabilities (**)	493,140	299,593	125,002	185,000	111,581	23,791	10,709,714	11,947,821
Total Liabilities	**9,221,750**	**50,794,760**	**4,589,989**	**4,809,186**	**4,628,762**	**4,186,699**	**10,709,714**	**88,940,860**
Liquidity Gap	**(3,905,791)**	**(37,226,355)**	**2,190,148**	**6,102,251**	**29,862,841**	**10,881,869**	**(7,904,963)**	**-**
Prior Period								
Total Assets	**3,326,073**	**14,406,520**	**4,925,991**	**8,466,366**	**24,227,672**	**9,893,815**	**2,332,045**	**67,578,482**
Total Liabilities	**8,410,696**	**35,546,329**	**4,365,228**	**4,817,482**	**2,039,978**	**4,662,149**	**7,736,620**	**67,578,482**
Liquidity Gap	**(5,084,623)**	**(21,139,809)**	**560,763**	**3,648,884**	**22,187,694**	**5,231,666**	**(5,404,575)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' equity is included in "other liabilities" line under "undistributed" column.

(Thousands of New Turkish Lira (YTL))

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Finansal Assets	**84,560,814**	**64,106,626**	**84,574,331**	**64,398,611**
Interbank Money Market Placements	40,552	-	40,552	-
Banks (*)	9,649,777	9,842,501	9,649,777	9,842,501
Financial Assets Available-for-Sale	17,345,781	13,102,474	17,345,781	13,102,474
Investments Held-to-Maturity	7,617,297	3,943,765	7,626,548	3,943,151
Loans	49,907,407	37,217,886	49,911,673	37,510,485
Financial Liabilities	**66,290,096**	**58,261,600**	**66,290,096**	**58,261,600**
Bank Deposits	1,666,549	1,587,551	1,666,549	1,587,551
Other Deposits	51,048,732	37,510,551	51,048,732	37,510,551
Other Fundings	11,625,084	17,331,935	11,625,084	17,331,935
Securities Issued	-	-	-	-
Miscellaneous Payables	1,949,731	1,831,563	1,949,731	1,831,563

(*) including the balances at the Central Bank of Turkey

Fair values of financial assets available-for-sale and investments held-to-maturity are derived from market prices or in case of absence of such prices, market prices of other securities quoted in similar qualified markets and having substantially similar characteristics in terms of interest, maturity and other conditions.

Fair values of loans are calculated discounting future cash flows at current market interest rates for fixed-rate loans. The carrying values of floating-rate loans are deemed a reasonable proxy for their fair values.

Fair values of other financial assets and liabilities are represented by the total of acquisition costs and accrued interest income.

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

The Bank is not involved in trust activities.

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	312,466	341,436	244,772	200,258
Central Bank of Turkey	2,258,831	2,589,911	2,939,012	3,770,506
Others	3,753	25,177	3,180	70,139
Total	**2,575,050**	**2,956,524**	**3,186,964**	**4,040,903**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	2,258,831	853,027	2,939,012	1,798,900
Unrestricted Time Deposits	-	15,200	-	-
Restricted Time Deposits	-	1,721,684	-	1,971,606
Total	**2,258,831**	**2,589,911**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 9%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. The interest rate applied by the Central Bank of Turkey for YTL reserves is 12%. The FC reserves do not earn any interests.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	58,900	3,640	8,479	5,837
Swap Transactions	424,753	115,354	12,741	1,923
Futures	-	14	-	-
Options	11,231	22,143	18,931	1,474
Other	-	-	-	-
Total	**494,884**	**141,151**	**40,151**	**9,234**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	82,934	737,306	13,317	381,322
Foreign banks	1,342,516	2,638,279	791,548	1,946,796
Foreign headoffices and branches	-	-	-	-
Total	**1,425,450**	**3,375,585**	**804,865**	**2,328,118**

Due from foreign banks:

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	1,478,907	1,209,261	1,563,290	1,090,632
USA and Canada	380,290	183,406	308,365	91,035
OECD Countries (*)	12,044	5,824	-	-
Off-Shore Banking Regions	41,198	50,843	15,953	16,652
Other	180,748	90,691	-	-
Total	**2,093,187**	**1,540,025**	**1,887,608**	**1,198,319**

(*) OECD countries other than the EU countries, USA and Canada

The placements at foreign banks include blocked accounts amounting YTL 1,887,608 thousands of which YTL 235,507 thousands, YTL 154,263 thousands and YTL 15,953 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 1,481,885 thousands as collateral against funds borrowed.

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in YTL consist of government bonds. The carrying values of such securities with total face value of YTL 2,421,747 thousands (31 December 2007: YTL 671,758 thousands) is YTL 2,364,979 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 125,357 thousands (31 December 2007: YTL 54,535 thousands) and YTL 1,743 thousands. The collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of USD 252,550,000 (31 December 2007: USD 407,350,000) is USD 251,524,241 (31 December 2007: USD 404,473,448). The related accrued interests and impairment losses amount to USD 8,680,426 (31 December 2007: USD 16,445,220) and USD 368,200 (31 December 2007: USD 34,938).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	2,488,593	394,951	727,621	488,225
Assets subject to Repurchase Agreements	6,491,961	104,557	5,867,904	527,840
Total	**8,980,554**	**499,508**	**6,595,525**	**1,016,065**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 *Details of financial assets available-for-sale*

	Current Period	Prior Period
Debt Securities	15,917,927	12,172,484
Quoted at Stock Exchange	14,363,860	11,011,197
Unquoted at Stock Exchange	1,554,067	1,161,287
Common Shares	33,531	15,212
Quoted at Stock Exchange	21,062	12,743
Unquoted at Stock Exchange	12,469	2,469
Value Increases/Impairment Losses (-)	1,394,323	898,494
Total	17,345,781	13,086,190

As of 31 December 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 875,000,000 (2007: USD 875,000,000) and a total carrying value of YTL 1,355,529 thousands (2007: YTL 1,039,423 thousands).

5.1.5 Loans

5.1.5.1 *Loans and advances to shareholders and employees of the Bank*

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	25	1,661	1	1,090
Corporates	25	1,661	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	216,995	183,922	61,738	168,482
Loans to Employees	47,155	-	50,014	-
Total	264,175	185,583	111,753	169,572

5.1.5.2 *Loans and other receivables classified in groups I and II and restructured or rescheduled*

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	48,794,640	-	607,054	55,567
Discounted Bills	131,464	-	12	-
Export Loans	3,166,922	-	1,295	4,567
Import Loans	3,191	-	-	-
Loans to Financial Sector	1,076,740	-	-	-
Foreign Loans	774,028	-	-	-
Consumer Loans	9,221,114	-	279,280	-
Credit Cards	6,769,819	-	225,252	-
Precious Metal Loans	236,175	-	-	-
Other	27,415,187	-	101,215	51,000
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	48,794,640	-	607,054	55,567

(Thousands of New Turkish Lira (YTL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	928	1,988	-	2,916
Loans Collateralized by Mortgages	60,738	113,698	-	174,436
Loans Collateralized by Pledged Assets	39,165	47,237	-	86,402
Loans Collateralized by Cheques and Notes	17,740	65,921	-	83,661
Loans Collateralized by Other Collaterals	17,244	10,091	-	27,335
Unsecured Loans	22,274	40,345	225,252	287,871
Total	**158,089**	**279,280**	**225,252**	**662,621**

Delinquency periods of loans under follow-up:

	Commercial Loans	Consumer Loans	Credit Cards	Total
31-60 days	72,740	211,764	150,864	435,368
61-90 days	29,782	67,516	74,388	171,686
Total	**102,522**	**279,280**	**225,252**	**607,054**

5.1.5.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Short-term Loans	**17,500,465**	-	**276,189**	**53,167**
Loans	17,500,465	-	276,189	53,167
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	**31,294,175**	-	**330,865**	**2,400**
Loans	31,294,175	-	330,865	2,400
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**394,752**	**7,549,107**	**7,943,859**
Housing Loans	15,452	4,290,040	4,305,492
Automobile Loans	19,718	770,641	790,359
General Purpose Loans	359,582	2,488,426	2,848,008
Other	-	-	-
Consumer Loans – FC-indexed	**14,961**	**1,011,616**	**1,026,577**
Housing Loans	2,793	891,132	893,925
Automobile Loans	2,104	46,769	48,873
General Purpose Loans	10,064	73,715	83,779
Other	-	-	-
Consumer Loans – FC	**38**	**24,482**	**24,520**
Housing Loans	-	6,764	6,764
Automobile Loans	1	16,635	16,636
General Purpose Loans	37	1,083	1,120
Other	-	-	-
Retail Credit Cards – YTL	**6,752,629**	**37,793**	**6,790,422**
With Installment	2,891,182	37,784	2,928,966
Without Installment	3,861,447	9	3,861,456
Retail Credit Cards – FC	**16,704**	**2**	**16,706**
With Installment	10,674	2	10,676
Without Installment	6,030	-	6,030
Personnel Loans – YTL	**14,256**	**8,855**	**23,111**
Housing Loan	-	1,715	1,715
Automobile Loans	20	296	316
General Purpose Loans	14,236	6,844	21,080
Other	-	-	-
Personnel Loans - FC-indexed	-	**512**	**512**
Housing Loans	-	289	289
Automobile Loans	-	223	223
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**38**	**62**	**100**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	38	62	100
Other	-	-	-
Personnel Credit Cards – YTL	**23,042**	**177**	**23,219**
With Installment	17,818	177	17,995
Without Installment	5,224	-	5,224
Personnel Credit Cards – FC	**213**	-	**213**
With Installment	132	-	132
Without Installment	81	-	81
Deposit Accounts– YTL (real persons)	**481,715**	-	**481,715**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,698,348**	**8,632,606**	**16,330,954**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**515,754**	**2,814,371**	**3,330,125**
Real Estate Loans	5,434	370,842	376,276
Automobile Loans	52,499	1,011,108	1,063,607
General Purpose Loans	457,821	1,432,421	1,890,242
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**90,753**	**563,747**	**654,500**
Real Estate Loans	562	66,119	66,681
Automobile Loans	5,699	223,685	229,384
General Purpose Loans	84,492	273,943	358,435
Other	-	-	-
Installment-based Commerical Loans – FC	**13**	**11,077**	**11,090**
Real Estate Loans	-	344	344
Automobile Loans	3	3,920	3,923
General Purpose Loans	10	6,813	6,823
Other	-	-	-
Corporate Credit Cards – YTL	**162,729**	**152**	**162,881**
With Installment	62,982	152	63,134
Without Installment	99,747	-	99,747
Corporate Credit Cards – FC	**1,630**	-	**1,630**
With Installment	1	-	1
Without Installment	1,629	-	1,629
Deposit Accounts– YTL (corporate)	**556,510**	-	**556,510**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,327,389**	**3,389,347**	**4,716,736**

5.1.5.6 Allocation of loans by customers

	Current Period	Prior Period
Public Sector	1,268,795	1,034,439
Private Sector	48,188,466	35,876,432
Total	**49,457,261**	**36,910,871**

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	48,683,233	35,738,668
Foreign Loans	774,028	1,172,203
Total	**49,457,261**	**36,910,871**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	450,799	388,214
Indirect Lending	-	-
Total	**450,799**	**388,214**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	62,160	23,734
Doubtful Loans and Receivables	179,505	90,827
Uncollectible Loans and Receivables	547,928	424,962
Total	**789,593**	**539,523**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross Amounts before Specific Provisions)	-	-	54,285
Restructured Loans and Receivables	-	-	54,285
Rescheduled Loans and Receivables	-	-	-
Prior Period			
(Gross Amounts before Specific Provisions)	-	-	54,424
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loans and other receivables:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**148,942**	**200,640**	**496,956**
Additions during the Period (+)	848,224	50,721	62,839
Transfer from Other NPL Categories (+)	-	588,381	401,250
Transfer to Other NPL Categories (-)	588,381	401,250	-
Collections during the Period (-)	170,595	143,858	121,997
Write-offs (-)	2	20	132,111
Corporate and Commercial Loans	2	-	14,305
Retail Loans	-	3	15,712
Credit Cards	-	17	102,094
Others	-	-	-
Balances at End of Period	**238,188**	**294,614**	**706,937**
Specific Provisions (-)	62,160	179,505	547,928
Net Balance on Balance Sheet	**176,028**	**115,109**	**159,009**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**172,387**	**105,471**	**261,665**	**539,523**
Additions during the Period(+)	104,617	137,273	347,185	589,075
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	30,341	60,934	115,830	207,105
Write-offs (-)	14,181	15,616	102,103	131,900
Balances at End of Period	**232,482**	**166,194**	**390,917**	**789,593**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**7,071**	**3,594**	**126,058**
Specific Provisions (-)	467	526	95,401
Net Balance at Balance Sheet	**6,604**	**3,068**	**30,657**
Prior Period			
Balance at End of Period	**3,103**	**2,892**	**89,895**
Specific Provisions (-)	142	298	66,784
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,111**

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**176,028**	**115,109**	**159,009**
Loans to Individuals and Corporates (Gross)	238,188	294,614	698,954
Specific Provision (-)	62,160	179,505	539,945
Loans to Individuals and Corporates (Net)	176,028	115,109	159,009
Banks (Gross)	-	-	311
Specific Provision (-)	-	-	311
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**71,994**
Loans to Individuals and Corporates (Gross)	148,942	200,640	484,966
Specific Provision (-)	23,734	90,827	412,972
Loans to Individuals and Corporates (Net)	125,208	109,813	71,994
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	163	209	-	372
Loans Collateralized by Mortgages	229,602	65,644	-	295,246
Loans Collateralized by Pledged Assets	64,664	77,877	-	142,541
Loans Collateralized by Cheques and Notes	68,215	139,849	-	208,064
Loans Collateralized by Other Collaterals	24,364	10,526	-	34,890
Unsecured Loans	47,357	54,046	457,223	558,626
Total	**434,365**	**348,151**	**457,223**	**1,239,739**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "uncollectible" by way of the "incapability document", are written off. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

5.1.5.12 "Write-off" policies

Please refer to Note 5.1.5.11 above.

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	1,508,226	65,263	283,506	27,897
Investments subject to Repurchase Agreements	4,354,254	174,759	2,645,615	353,973
Total	**5,862,480**	**240,022**	**2,929,121**	**381,870**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	6,054,289	3,823,946
Treasury Bills	-	-
Other Government Securities	1,563,008	116,617
Total	**7,617,297**	**3,940,563**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	7,337,175	3,819,441
Quoted at Stock Exchange	7,337,175	3,816,239
Unquoted at Stock Exchange	-	3,202
Impairment Reversals/Impairment Losses (-)	280,122	124,324
Total	7,617,297	3,943,765

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	3,943,765	4,618,847
Foreign Currency Differences On Monetary Assets	66,130	(140,382)
Purchases during the Period	3,935,987	1,118
Disposals through Sales/Redemptions	(484,383)	(427,744)
Value Increases/Impairment Losses (-)	15,203	(9,884)
Change in Redeemed Costs	140,595	(98,190)
Balances at End of Period	**7,617,297**	**3,943,765**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 92,998 thousands and USD 6,744,934.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00
2	Bankalarası Kart Merkezi AŞ	Istanbul/Turkey	10,15	10,15
3	Yatırım Finansman Menkul Değerler AŞ (1)	Istanbul/Turkey	0,77	0,77
4	IMKB Takas ve Saklama Bankası AŞ (1)	Istanbul/Turkey	5,83	5,83
5	Vadeli İşlem ve Opsiyon Borsası AŞ	Istanbul/Turkey	6.00	6,00
6	KKB Kredi Kayıt Burosu AŞ (1)	Istanbul/Turkey	9,09	9,09
7	Gelişen İşletmeler Piyasaları AŞ	Istanbul/Turkey	5,00	5,00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	491,110	201,711	20,811	29,495	7,919	59,947	37,735	-
2	15,271	12,004	4,544	1,665	-	1,139	2,075	-
3	146,400	53,593	1,417	-	-	(1,962)	3,725	-
4	1,721,903	262,251	11,064	34,336	12,982	34,664	53,253	-
5	31,706	29,816	2,333	3,615	64	15,988	2,854	-
6	22,347	17,068	1,821	2,420	1	4,361	-	-
7	7,338	7,325	2	1,320	2	1,030	-	-

(1) Financial information is as of 30 September 2008.
(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

5.1.7.2 Movement of investments in associates

	Current Period	Prior Period
Balance at Beginning of Period	**27,596**	**16,081**
Movements during the Period	**109**	**11,515**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	109	203
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications (*)	-	11,312
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	**27,705**	**27,596**
Balance at End of Period	-	-
Capital Commitments	-	-
Share Percentage at the End of Period (%)		-

(*) Following the sale of 80% shares in Garanti Sigorta AŞ (Eureko Sigorta AŞ) previously classified as Investments in Subsidiaries, to Eureko BV on 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates. In the prior period.

5.1.7.3 Sectoral distribution of investments and associates

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	14,679	14,570
Other Associates	1,714	1,714

5.1.7.4 Quoted associates

None.

5.1.7.5 Valuation methods of investments in associates

Investments in Associates	Current Period	Prior Period
Valued at Cost	27,705	27,596
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 Investments in associates sold during the current period

None.

5.1.7.7 Investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	16,412	9,885	514	-	8	2,040	(99,458)	-
2	16,243	8,908	996	35	1,853	2,413	5,917	-
3	641	486	15	-	96	121	-	-
4	531	219	44	-	2	46	(171)	-
5	395	329	-	-	18	133	8	-
6	2,228,841	285,640	18,230	246,920	-	74,357	128,035	-
7	750,337	41,428	1,975	96,276	1,702	7,082	14,264	31,071
8	27,568	24,939	3,043	2,052	1,338	110	10,140	-
9	17,513	14,194	1,194	2,063	241	966	440	-
10	1,204,852	156,862	11,187	29,042	5,014	64,565	25,078	-
11	7,690,641	483,610	100,827	357,629	103,357	65,953	13,606	487,273
12	477,206	87,342	1,235	35,968	8,621	13,511	29,545	90,864
13	10,618	10,228	-	85	-	(725)	6,188	27,324
14	93	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**577,408**	**604,152**
Movements during the Period	**234,720**	**(26,744)**
Acquisitions and Capital Increases	-	187
Bonus Shares Received (*)	72,284	45,605
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	(55,238)
Reclassifications	-	(11,312)
Increase/(Decrease) in Market Values	80,122	22,884
Currency Differences on Foreign Subsidiaries	80,227	(29,069)
Impairment Reversals/(Losses)	2,087	199
Balance at End of Period	**812,128**	**577,408**
Capital Commitments	**562**	**562**
Share Percentage at the End of Period (%)	-	-

(*) Garanti Faktoring Hizmetleri AŞ increased its share capital from YTL 16,849 thousands to YTL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008.

As per the decision made at the general assembly meeting of Garanti Bank International NV at 14 April 2008, the bank's share capital has been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase is from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000.

In prior period, Garanti Bank International NV increased its share capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Faktoring Hizmetleri AŞ increased its share capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Banks	555,439	310,612
Insurance Companies	56,545	56,545
Factoring Companies	17,215	39,580
Leasing Companies	76,169	76,169
Finance Companies	96,397	86,226
Other Subsidiaries	10,363	8,276

5.1.8.4 Quoted subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Quoted at Domestic Stock Exchanges	17,215	39,580
Quoted at International Stock Exchanges	-	-

5.1.8.5 Valuation methods of investments in subsidiaries

Subsidiaries	**Current Period**	**Prior Period**
Valued at Cost	202,049	202,049
Valued at Fair Value	599,975	367,341
Valued by Equity Method of Accounting	10,104	8,018

(Thousands of New Turkish Lira (YTL))

5.1.8.6 Investments in subsidiaries disposed during the current period

None.

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	69,161	-	31,960
Net foreign investment hedges	-	-	-	-
Total	-	**69,161**	-	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income".

5.1.12 Tangible assets

	Real Estates	Leased Tangible Assets	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period					
Cost	884,348	357,163	36,965	729,089	2,007,565
Accumulated Depreciation	(196,717)	(235,742)	(22,393)	(527,755)	(982,607)
Net Book Value at End of Prior Period	**687,631**	**121,421**	**14,572**	**201,334**	**1,024,958**
Balance at End of Current Period					
Additions	55,104	77,147	929	200,846	334,026
Disposals-Costs	(54,533)	(45,221)	(2,604)	(198,695)	(301,053)
Disposals-Accumulated Depreciation	1,740	46,572	1,869	137,965	188,146
Reversal of/Impairment Losses (-)	6,264	-	-		6,264
Depreciation Expense for Current Period	(20,799)	(63,066)	(5,856)	(77,924)	(167,645)
Currency Translation Differences on Foreign Operations	-	-	-	-	-
Cost at End of Current Period	**891,183**	**389,089**	**35,290**	**731,240**	**2,046,802**
Accumulated Depreciation at End of Current Period	**(215,776)**	**(252,236)**	**(26,380)**	**(467,714)**	**(962,106)**
Net Book Value at End of Current Period	**675,407**	**136,853**	**8,910**	**263,526**	**1,084,696**

(Thousands of New Turkish Lira (YTL))

5.1.12.1 Disclosure for impairment losses or releases individually material for financial statements

Conditions for allocating/releasing any impairment:

None.

Amount of impairment losses provided or released in financial statements during current period:

None.

5.1.12.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually

A total provision of YTL 6,265 thousands made for the impairment in values of certain real estates in prior periods in accordance with the Turkish Accounting Standard 36 (TAS 36) "Impairment of Assets", is reserved in 2008.

5.1.13 Intangible assets

5.1.13.1 Useful lives and amortisation rates

Intangible assets include pre-operating expenses, softwares and intangible rights. The estimated useful lives of such assets vary between 5 and 15 years.

5.1.13.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

5.1.13.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
	Cost	Accumulated Amortisation	Cost	Accumulated Amortisation
Intangible Assets	60,995	45,231	53,166	41,280

5.1.13.4 Movements of intangible assets for the current period

	Current Period	Prior Period
Net Book Value at End of Prior Period	**11,886**	**10,618**
Internally Generated Intangibles	-	-
Additions due to Mergers, Transfers and Acquisition	7,829	6,290
Disposals (-)	-	5
Impairment Losses/Reversals to/from Revaluation Surplus	-	-
Impairment Losses Recorded in Income Statement	-	-
Impairment Losses Reversed from Income Statement	-	-
Amortisation Expense for Current Period (-)	3,951	5,017
Currency Translation Differences on Foreign Operations	-	-
Other Movements	-	-
Net Book Value at End of Current Period	**15,764**	**11,886**

5.1.13.5 Details for any individually material intangible assets

None.

(Thousands of New Turkish Lira (YTL))

5.1.13.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.13.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.13.8 Net book value of intangible asset that are restricted in usage or pledged

None.

5.1.13.9 Commitments to acquire intangible assets

None.

5.1.13.10 Disclosure on revalued intangible assets

None.

5.1.13.11 Research and development costs expensed during current period

None.

5.1.13.12 Goodwill

None.

5.1.13.13 Movements in goodwill during current period

None.

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 31 December 2008, the Bank has a deferred tax asset of YTL 34,185 thousands (31 December 2007: YTL 52,944 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 31 December 2008. However, there is a deferred tax asset of YTL 107,145 thousands (31 December 2007: YTL 103,883 thousands) and deferred tax liability of YTL 72,960 thousands (31 December 2007: YTL 50,939 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

(Thousands of New Turkish Lira (YTL))

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	**115,599**	**117,255**
Accumulated Depreciation	**(2,749)**	**(2,101)**
Net Book Value	**112,850**	**115,154**
End of Current Period		
Additions	6,917	24,962
Disposals (Cost)	(39,867)	(26,618)
Disposals (Accumulated Depreciation)	1,780	746
Impairment Losses (-)	487	-
Depreciation Expense for Current Period	(863)	(1,394)
Currency Translation Differences on Foreign Operations		-
Cost	**83,136**	**115,599**
Accumulated Depreciation	**(1,832)**	**(2,749)**
Net Book Value	**81,304**	**112,850**

As of 31 December 2008, the rights of repurchase on various assets held for sale amount to YTL 13,714 thousands (2007: YTL 29,850 thousands).

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	29,530	31,412
Sale of Real Estates	455	1,427
Sale of Other Assets	2,863	2,843
Total	**32,848**	**35,682**

5.1.17.2 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	295,671	231,262
Prepaid Taxes	70	5,222

(Thousands of New Turkish Lira (YTL))

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	51,629	8,645	38,920	11,802
Financial Assets at Fair Value through Profit or Loss	721	3,180	873	3,020
Banks	35,237	32,122	61,067	32,654
Interbank Money Markets	552	-	-	-
Financial Assets Available-for-Sale	1,360,541	47,847	723,009	125,391
Loans	755,777	343,165	288,420	205,706
Investments Held-to-Maturity	287,324	24,870	170,780	819
Other Accruals	13,351	2	13,509	2,749
Total	**2,505,132**	**459,831**	**1,296,578**	**382,141**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,263,502	-	6,626,686	10,082,104	111,230	82,761	72,599	-	18,238,882
Foreign Currency Deposists	4,161,413	-	9,087,581	6,854,269	418,274	1,086,744	766,434	90,877	22,465,592
Residents in Turkey	3,858,891	-	8,739,310	6,595,492	396,877	519,663	556,614	89,588	20,756,435
Residents in Abroad	302,522	-	348,271	258,777	21,397	567,081	209,820	1,289	1,709,157
Public Sector Deposits	426,693	-	283,600	516,009	25	272	63	-	1,226,662
Commercial Deposits	1,711,753	-	3,220,581	3,612,242	48,451	13,975	95,574	-	8,702,576
Other	159,815	-	54,414	77,756	705	569	207	-	293,466
Precious Metal Deposits	93,443	-	1	2,002	-	24,020	2,088	-	121,554
Bank Deposits	777,477	-	367,317	299,213	142,162	6,757	73,623	-	1,666,549
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	8,019	-	66,930	68,751	125,692	462	-	-	269,854
Foreign Banks	324,151	-	300,387	230,462	16,470	6,295	73,623	-	951,388
Special Purpose Financial Institutions	445,307	-	-	-	-	-	-	-	445,307
Other	-	-	-	-	-	-	-	-	-
Total	8,594,096	-	19,640,180	21,443,595	720,847	1,215,098	1,010,588	90,877	52,715,281

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,055,069	-	3,546,376	7,469,353	187,532	96,210	90,235	-	12,444,775
Foreign Currency Deposists	3,898,591	-	6,313,000	6,415,792	459,651	642,799	529,841	66,946	18,326,620
Residents in Turkey	3,573,267	-	6,032,076	6,254,723	434,700	341,056	371,478	66,119	17,073,419
Residents in Abroad	325,324	-	280,924	161,069	24,951	301,743	158,363	827	1,253,201
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,604,318	-	2,368,499	1,759,179	130,036	83,825	5,687	-	5,951,544
Other	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	332,632	-	921,019	222,901	16,347	6,513	88,139	-	1,587,551
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	10,419	-	416,892	234	-	4,797	-	-	432,342
Foreign Banks	188,266	-	504,127	222,667	16,347	1,716	88,139	-	1,021,262
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Other	-	-	-	-	-	-	-	-	-
Total	7,375,740	-	13,301,964	15,989,457	798,256	834,410	731,329	66,946	39,098,102

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Saving Deposits	8,435,686	6,011,198	9,545,348	6,261,780
Foreign Currency Saving Deposits	2,977,501	2,987,805	7,851,492	6,578,805
Other Saving Deposits	20,544	1,969	83,909	48,387
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

None.

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	**Prior Period**
Deposits and Other Accounts held at Foreign Branches	543,248	380,627
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	244,985	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Forward deals	54,361	10,273	9,657	4,384
Swaps	179,673	87,163	404,811	17,476
Futures	-	996	-	482
Options	62,474	20,156	14,167	300
Other	-	-	-	-
Total	**296,508**	**118,588**	**428,635**	**22,642**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	251,138	126,591	203,445	56,930
Foreign Banks, Institutions and Funds	1,825,837	8,639,880	1,079,383	7,218,886
Total	**2,076,975**	**8,766,471**	**1,282,828**	**7,275,816**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Short-Term	560,393	2,894,570	203,445	1,579,378
Medium and Long-Term	1,516,582	5,871,901	1,079,383	5,696,438
Total	**2,076,975**	**8,766,471**	**1,282,828**	**7,275,816**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

The Bank finances its ordinary banking activities through deposits and funds borrowed. Its deposit structure has a balanced YTL and foreign currency concentration. The Bank's other funding sources specifically consist of foreign currency funds borrowed from abroad and YTL funds obtained through repurchase transactions.

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	**FC**	**YTL**	**FC**
Domestic Transactions	**9,878,528**	**-**	**6,667,163**	**-**
Financial Institutions and Organizations	9,810,615	-	6,591,635	-
Other Institutions and Organizations	19,774	-	32,920	-
Individuals	48,139	-	42,608	-
Foreign Transactions	**573,996**	**250,419**	**780,742**	**728,986**
Financial Institutions and Organizations	571,711	250,419	780,157	728,986
Other Institutions and Organizations	1,749	-	125	-
Individuals	536	-	460	-
Total	**10,452,524**	**250,419**	**7,447,905**	**728,986**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	**Net**	**Gross**	**Net**
Up to 1 Year	21,359	20,194	47,588	44,712
1-4 Years	3,448	3,163	10,815	10,026
More than 4 Years	-	-	-	-
Total	**24,807**	**23,357**	**58,403**	**54,738**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	4,871	-	249
Net foreign investment hedges	-	-	-	-
Total	-	**4,871**	-	**249**

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**428,799**	**280,660**
Loans and Receivables in Group I	378,581	250,216
Loans and Receivables in Group II	12,934	65
Non-Cash Loans	37,284	30,379
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	9,441	22,284
Medium and Long-Term Loans	1,855	94,562
Total	**11,296**	**116,846**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	244	35
Doubtful Loans and Receivables	55	94
Uncollectible Loans and Receivables	2160	1,634
Total	**2,459**	**1,763**

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	22,000	32,000

(Thousands of New Turkish Lira (YTL))

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	197,372	140,372
Recognized Liability for Defined Benefit Obligations	102,601	-
Provision for Promotion Expenses of Credit Cards (*)	36,206	49,219
Other Provisions	14,994	57,324
Total	**351,173**	**246,915**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2008 is as follows:

	Current Period
Net present value of pension benefits transferable to SSF	(296,328)
Net present value of medical benefits and health premiums transferable to SSF	135,400
General administrative expenses	(15,488)
Present value of pension and medical benefits transferable to SSF	**(176,416)**
Fair value of plan assets	**621,594**
Asset surplus	**445,178**

Furthermore, an actuarial report was prepared as of 31 December 2008 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 5 February 2009 dated report, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of YTL 32,799 thousands remains.

	Current Period
Pension benefits	(162,356)
Medical benefits	(250,023)
	(412,379)
Fair value of plan assets after deducting transferable benefits	**445,178**
Asset surplus over present value of defined benefit obligation	**32,799**

The Bank's management, acting prudently, did not consider the health premium surplus amounting YTL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, recognized a provision amounting YTL 102,601 thousands for its liability and charged fully as expense in the accompanying financial statements.

(Thousands of New Turkish Lira (YTL))

	Current Period
Asset surplus over present value of defined benefit obligation	**32,799**
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	**(102,601)**

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2008
	%
Discount Rate	17.41-10.51
Inflation Rate	9.50-5.73
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	17.80-11.77
Future Pension Increase Rates	9.50-5.73

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 31 December 2008, the Bank had a current tax liability of YTL 119,191 thousands (2007: YTL 104,582 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	119,191	104,582
Taxation on Securities Income	191,148	56,827
Taxation on Real Estates Income	1,137	980
Banking Insurance Transaction Tax	37,189	27,097
Foreign Exchange Transaction Tax	12	2,991
Value Added Tax Payable	2,449	1,513
Others	25,981	15,314
Total	**377,107**	**209,304**

(Thousands of New Turkish Lira (YTL))

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	-	3
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	5	16
Bank Pension Fund Premium-Employer	27	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	427	342
Unemployment Insurance-Employer	777	608
Others	-	-
Total	**1,236**	**998**

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

None.

5.2.10 Subordinated debts

On 5 February 2007, the Bank obtained a subordinated debt of US$ 500 millions from foreign markets with an interest of 6.95% and maturity of 10 years with a repayment option for the Bank at the end of the fifth year. This debt is qualified as the secondary subordinated debt to be included in the supplementary capital by BRSA in the calculation of the Bank's capital adequacy ratio as of 5 February 2007 in compliance with the conditions set in the legislation on "Banks' Equities" issued by BRSA and published in the Official Gazette no.26333 dated 1 November 2006.

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Banks	-	-	-	-
Domestic Other Institutions	-	-	-	-
Foreign Banks	-	-	-	-
Foreign Other Institutions	-	781,638	-	596,400
Total	-	**781,638**	-	**596,400**

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

(Thousands of New Turkish Lira (YTL))

5.2.11.3 Capital increases in current period

Date of Increase	Amount of Increase	Cash Injection	Appropriation from Profit Reserves	Appropriation from Capital Reserves
31 July.2008	2,100,000	2,100,000	-	-

The pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market and YTL 11,880 thousands is transferred to "share premium" account.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	**31,099**	**124,089**	**(14,755)**	**20,985**
Valuation difference	(9,247)	124,089	9,138	20,985
Exchange rate difference	40,346	-	(23,893)	-
Securities Available-for-Sale	**256,934**	**(19,605)**	**110,262**	**91,565**
Valuation difference	256,934	(19,605)	110,262	91,565
Exchange rate difference	-	-	-	-
Total	**288,033**	**104,484**	**95,507**	**112,550**

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	254,103	137,421
II. Legal Reserve	18,790	18,790
Special Reserves	-	-

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,470,724	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		Prior Period	
	FC	YTL	FC	YTL
Deposits	250,628	80,405	150,404	48,801
Funds Borrowed	183,331	99,278	85,367	80,446
Interbank Money Markets	45,021	6,787	57,620	3,963
Other Accruals	23,902	9,978	26,959	2,982
Total	**502,882**	**196,448**	**320,350**	**136,192**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	6,790,151	5,749,874
Letters of Guarantee in YTL	4,120,918	3,924,978
Letters of Credit	2,311,731	1,919,538
Bills of Exchange and Acceptances	123,807	116,487
Others	-	-
Total	**13,346,607**	**11,710,877**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,459 thousands (2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 15,901 thousands (2007: YTL 5,832 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 31 December 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 925,000,000 (2007: USD 875,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	225,228	268,951
With Original Maturity of 1 Year or Less	15,067	77,737
With Original Maturity of More Than 1 Year	210,161	191,214
Other Non-Cash Loans	14,040,836	12,087,015
Total	**14,266,064**	**12,355,966**

(Thousands of New Turkish Lira (YTL))

5.3.1.4 Sectoral risk concentration of non-cash loans

	Current Period				Prior Period			
	YTL	(%)	FC	(%)	YTL	(%)	FC	(%)
Agriculture	**20,699**	**0.48**	**18,119**	**0.18**	**17,690**	**0.44**	**8,884**	**0.11**
Farming and Stockbreeding	19,224	0.45	18,119	0.18	16,681	0.42	8,884	0.11
Forestry	461	0.01	-	-	95	-	-	-
Fishery	1,014	0.02	-	-	914	0.02	-	-
Manufacturing	**1,444,368**	**34.14**	**3,027,583**	**30.17**	**1,448,464**	**36.89**	**2,816,681**	**33.42**
Mining	329,968	7.80	21,024	0.21	333,357	8.49	12,660	0.15
Production	896,224	21.18	2,433,660	24.25	937,944	23.89	2,360,167	28.00
Electricity, Gas, Water	218,176	5.16	572,899	5.71	177,163	4.51	443,854	5.27
Construction	**616,200**	**14.56**	**2,125,443**	**21.18**	**569,081**	**14.50**	**1,774,171**	**21.05**
Services	**1,819,846**	**43.01**	**4,585,181**	**45.69**	**1,664,509**	**42.39**	**3,311,615**	**39.27**
Wholesale and Retail Trade	1,137,920	26.89	1,585,914	15.80	1,086,892	27.68	1,131,353	13.42
Hotel, Food and Beverage Services	60,126	1.42	152,716	1.52	72,771	1.85	99,706	1.18
Transportation and Telecommunication	127,545	3.01	890,931	8.88	92,621	2.36	541,619	6.42
Financial Institutions	452,129	10.69	1,922,241	19.16	367,594	9.36	1,509,308	17.90
Real Estate and Renting Services	8,179	0.19	6,126	0.06	14,327	0.36	7,344	0.09
"Self-Employment" Type Services	-	-	-	-	-	-	-	-
Educational Services	8,677	0.21	3,766	0.04	5,694	0.15	1,656	0.02
Health and Social Services	25,270	0.60	23,487	0.23	24,610	0.63	20,629	0.24
Other	**330,083**	**7.81**	**278,542**	**2.78**	**226,228**	**5.78**	**518,643**	**6.15**
Total	**4,231,196**	**100.00**	**10,034,868**	**100.00**	**3,925,972**	**100.00**	**8,429,994**	**100.00**

5.3.1.5 Non-cash loans classified under Group I and II

	Group I		Group II	
Current Period	**YTL**	**FC**	**YTL**	**FC**
Non-Cash Loans	**4,219,436**	**10,016,914**	**4,120**	**9,693**
Letters of Guarantee	4,109,158	6,784,258	4,120	334
Bills of Exchange and Bank Acceptances	-	113,162	-	9,359
Letters of Credit	278	3,119,494	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	110,000	-	-	-

	Group I		Group II	
Prior Period	**YTL**	**FC**	**YTL**	**FC**
Non-Cash Loans	**3,921,097**	**8,427,528**	**1,017**	**492**
Letters of Guarantee	3,920,103	5,748,363	1,017	492
Bills of Exchange and Bank Acceptances	600	115,887	-	-
Letters of Credit	394	2,563,278	-	-
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Factoring Related Guarantees	-	-	-	-
Other Guarantees and Surities	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.3.2 Financial derivative instruments

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Total
Hedging Derivatives						
A. Total Hedging Derivatives	**5,406**	**27,520**	**77,597**	**-**	**-**	**110,523**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	5,406	27,520	77,597	-	-	110,523
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	**17,538,493**	**6,906,906**	**6,505,406**	**948,948**	**867,000**	**32,766,753**
Currency Forwards-Purchases	958,092	432,737	603,602	187,479	-	2,181,910
Currency Forwards-Sales	955,765	444,281	585,220	185,642	-	2,170,908
Currency Swaps-Purchases	6,956,078	2,335,056	2,072,516	264,780	304,000	11,932,430
Currency Swaps-Sales	6,786,634	2,264,419	1,865,937	259,499	563,000	11,739,489
Currency Options-Purchases	909,385	663,848	641,857	23,953	-	2,239,043
Currency Options-Sales	972,539	714,914	727,179	27,595	-	2,442,227
Currency Futures-Purchases	-	40,705	9,095	-	-	49,800
Currency Futures-Sales	-	10,946	-	-	-	10,946
Interest Rate Related Derivative Transactions (II)	**242**	**9,680**	**168,687**	**3,385,280**		**3,563,889**
Interest Rate Swaps-Purchases	122	4,881	12,987	-	-	17,990
Interest Rate Swaps-Sales	120	4,799	15,494	-	-	20,413
Interest Rate Options-Purchases	-	-	106,400	1,692,640	-	1,799,040
Interest Rate Options-Sales	-	-	-	1,692,640	-	1,692,640
Securities Options-Purchases	-	-	33,806	-	-	33,806
Securities Options-Sales	-	-	-	-	-	-
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	**128,010**	**20,683**	**669,053**	**30,400**	-	**848,146**
B. Total Trading Derivatives (I+II+III)	**17,666,745**	**6,937,269**	**7,343,146**	**4,364,628**	**867,000**	**37,178,788**
Total Derivative Transactions (A+B)	**17,672,151**	**6,964,789**	**7,420,743**	**4,364,628**	**867,000**	**37,289,311**

(Thousands of New Turkish Lira (YTL))

Prior Period	**Up to 1 Month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and Over**	**Total**
Hedging Derivatives						
A. Total Hedging Derivatives	**3,764**	**41,230**	**13,288**	**-**	**-**	**58,282**
Fair Value Hedges	-	-	-	-	-	-
Cash Flow Hedges	3,764	41,230	13,288	-	-	58,282
Net Foreign Investment Hedges	-	-	-	-	-	-
Trading Derivatives						
Foreign Currency Related Derivative Transactions (I)	**6,857,680**	**4,306,364**	**3,099,565**	**124,371**	**795,000**	**15,182,980**
Currency Forwards-Purchases	455,994	93,039	146,019	10,097	-	705,149
Currency Forwards-Sales	489,156	95,705	141,433	11,471	-	737,765
Currency Swaps-Purchases	2,518,866	1,652,933	869,949	40,600	232,000	5,314,348
Currency Swaps-Sales	2,434,492	1,656,482	1,106,583	59,493	563,000	5,820,050
Currency Options-Purchases	568,803	295,392	397,300	1,273	-	1,262,768
Currency Options-Sales	390,369	320,309	433,718	1,437	-	1,145,833
Currency Futures-Purchases	-	83,070	2,219	-	-	85,289
Currency Futures-Sales	-	109,434	2,344	-	-	111,778
Interest Rate Related Derivative Transactions (II)	**345,494**	**90,020**	**83,775**	**-**	**-**	**519,289**
Interest Rate Swaps-Purchases	554	153	1,291	-	-	1,998
Interest Rate Swaps-Sales	2,175	151	1,284	-	-	3,610
Interest Rate Options-Purchases	-	-	81,200	-	-	81,200
Interest Rate Options-Sales	-	-	-	-	-	-
Securities Options-Purchases	78,235	45,611	-	-	-	123,846
Securities Options-Sales	264,530	44,105	-	-	-	308,635
Interest Rate Futures-Purchases	-	-	-	-	-	-
Interest Rate Futures-Sales	-	-	-	-	-	-
Other Trading Derivatives (III)	**483,422**	**73,578**	**-**	**-**	**-**	**557,000**
B. Total Trading Derivatives (I+II+III)	**7,686,596**	**4,469,962**	**3,183,340**	**124,371**	**795,000**	**16,259,269**
Total Derivative Transactions (A+B)	**7,690,360**	**4,511,192**	**3,196,628**	**124,371**	**795,000**	**16,317,551**

5.3.3 Contingent liabilities and assets

None.

5.3.4 Services rendered on behalf of third parties

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	2,489,237	209,179	2,297,343	145,514
Medium and long-term loans	1,949,825	1,083,701	1,035,879	757,443
Loans under follow-up	25,324	-	18,273	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**4,464,386**	**1,292,880**	**3,351,495**	**902,957**

(*) Includes also the fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	10,624	775	28,520	-
Domestic Banks	9,859	2,676	14,060	5,213
Foreign Banks	152,457	85,324	126,864	90,461
Foreign Head Offices and Branches	-	-	-	-
Total	**172,940**	**88,775**	**169,444**	**95,674**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	21,163	3,745	12,211	5,003
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,917,237	194,710	1,254,112	311,483
Investments Held-to-Maturity	770,629	48,043	585,006	46,758
Total	**2,709,029**	**246,498**	**1,851,329**	**363,244**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	65,110	22,962

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	279,491	408,496	149,192	426,075
Central Bank of Turkey	-	-	-	1
Domestic Banks	34,875	4,799	31,302	2,826
Foreign Banks	244,616	403,697	117,890	423,248
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	25,567	-	43,466
Total	279,491	434,063	149,192	469,541

(*) Includes also the fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	30,081	31,179

5.4.2.3 Interest expenses on securities issued

None.

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits: Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Turkish Lira								
Bank Deposits	7,854	89,267	-	-	-	-		97,121
Saving Deposits	1,830	1,128,143	1,191,316	22,278	15,270	11,713	-	2,370,550
Public Sector Deposits	31	16,860	53,012	22	260	9		70,194
Commercial Deposits	19,633	573,107	348,519	48,581	14,801	5,773		1,010,414
Other	5,745	8,937	19,630	231	48	28		34,619
"7 Days Notice" Deposits	-	-	-	-	-	-		-
Total YTL	**35,093**	**1,816,314**	**1,612,477**	**71,112**	**30,379**	**17,523**	**-**	**3,582,898**
Foreign Currency								
Foreign Currency Deposits	16,195	336,706	281,200	18,117	29,695	22,885	2,614	707,412
Bank Deposits	-	27,744	-	-	-	-	-	27,744
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	2	-	354	-		356
Total FC	**16,195**	**364,450**	**281,202**	**18,117**	**30,049**	**22,885**	**2,614**	**735,512**
Grand Total	**51,288**	**2,180,764**	**1,893,679**	**89,229**	**60,428**	**40,408**	**2,614**	**4,318,410**

(Thousands of New Turkish Lira (YTL))

5.4.2.5 Interest expense on repurchase agreements

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest paid on Repurchase Agreements	1,139,018	20,069	683,683	28,783

5.4.2.6 Financial lease expenses

	Current Period	Prior Period
Financial Lease Expenses	7,934	7,187

5.4.2.7 Interest expenses on factoring payables

None.

5.4.3 Dividend income

	Current Period	Prior Period
Trading Financial Assets	-	-
Financial Assets Valued at Fair Value through Profit or Loss	-	-
Financial Assets Available-for-Sale	29,307	2,477
Others	73,163	46,922
Total	**102,470**	**49,399**

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**34,524,216**	**3,828,773**
Trading Account Income	**2,648,282**	**1,359,918**
Derivative financial instruments	2,564,968	1,279,891
Others	83,314	80,027
Foreign Exchange Losses	31,875,934	2,468,855
Losses (-)	**34,272,921**	**3,964,677**
Trading Account Losses	**2,118,856**	**1,694,947**
Derivative financial instruments	2,084,907	1,662,568
Others	33,949	32,379
Foreign Exchange Losses	32,154,065	2,269,730
Total	**251,295**	**(135,904)**

5.4.5 Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

(Thousands of New Turkish Lira (YTL))

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be YTL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands, a total amount of YTL 137,256 thousands is recorded as current period income in the accompanying financial statements under "other operating income".

A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands has been sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income in the accompanying financial statements under "other operating income", as the sold receivables had been fully provisioned in the Bank's financial statements in prior periods.

5.4.6 Provision for losses on loans or other receivables

	Current Period	**Prior Period**
Specific Provisions for Loans and Other Receivables	418,629	190,874
Loans and receivables in Group III	*241,587*	*113,312*
Loans and receivables in Group IV	*44,938*	*37,398*
Loans and receivables in Group V	*132,104*	*40,164*
General Provisions	143,578	125,113
Provision for Possible Losses	-	17,000
Impairment Losses on Securities	770	310
Financial assets at fair value through profit or loss	*683*	*310*
Financial assets available-for-sale	*87*	-
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	-	9
Associates	-	-
Subsidiaries	-	*9*
Joint Ventures	-	-
Investments Held-to-Maturity	-	-
Others	3,469	4,338
Total	**566,446**	**337,644**

(Thousands of New Turkish Lira (YTL))

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	962,916	699,515
Reserve for Employee Termination Benefits	-	6,661
Deficit Provision for Pension Fund	102,601	-
Impairment Losses on Tangible Assets	1	62
Depreciation Expenses of Tangible Assets	167,645	145,974
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	3,951	24,036
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	863	1,394
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	1,001,658	754,819
Operational Lease related Expenses	*109,035*	*77,209*
Repair and Maintenance Expenses	*28,691*	*21,605*
Advertisement Expenses	*104,139*	*94,889*
Other Expenses	*759,793*	*561,116*
Loss on Sale of Assets	8,279	9,043
Others	294,476	181,907
Total	**2,542,390**	**1,823,411**

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

The profit before taxes includes a net interest income of YTL 3,177,960 thousands, a net fees and commissions income of YTL 1,441,128 thousands and operating expenses of YTL 2,542,390 thousands. The Bank's profit before taxes realized at YTL 2,161,988 thousands decreasing by 22% comparing to the prior year. In prior period income, there were a gain of YTL 762,384 thousands from the sale of certain shares in insurance subsidiaries and a gain of YTL 140,386 thousands from the sale of custody services rendered for foreign institutions.

5.4.9 Provision for taxes including taxes from discontinued operations

As of 31 December 2008, the Bank recorded a tax expense of YTL 399,213 thousands (2007: YTL 466,608 thousands) and a deferred tax income of YTL 12,287 thousands (2007: YTL 10,108 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing differences	**Current Period**
Increase in tax deductable timing differences (+)	54,402
Decrease in tax deductable timing differences (-)	41,041
Increase in taxable timing differences (-)	27,319
Decrease in taxable timing differences (+)	1,671
Total	**(12,287)**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences (net)	13,361
(Increase)/decrease in taxable timing differences (net)	(25,648)
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**(12,287)**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

None.

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

(Thousands of New Turkish Lira (YTL))

5.5 Statement of Changes in Shareholders' Equity

5.5.1 Any increases arising from application of accounting for financial instruments

5.5.1.1 Increases from valuation of financial assets available-for-sale

As of 31 December 2008, the revaluation of financial assets available-for-sale at fair value netted with the related deferred tax liability effect has resulted in an increase by YTL 82,337 thousands that is presented as the current period movement in "securities value increase fund" in the statement of changes in shareholders' equity. The gains transferred to income statement from "securities value increase fund" are YTL 10,219 thousands and YTL 61,271 thousands for the year ended 31 December 2007 and 2008, respectively.

5.5.1.2 Increases due to cash flow hedges

The Bank enters into swap contracts to convert variable interest rates on its borrowings to fixed interest rates for cash flow hedging purposes. Gains of YTL 33,488 thousands and YTL 28,316 thousands after netting with the related deferred tax effect on such effective hedging contracts are classified directly under shareholders' equity within "other profit reserves" in the current and prior periods, respectively.

5.5.1.3 Reconciliation of foreign exchange differences at beginning and end of current period

The Bank applied hedge accounting for its investments in foreign subsidiaries in compliance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement" using its foreign borrowings in foreign currencies obtained to finance such investments.

The effective portion of net foreign investment hedges is recorded in shareholders' equity as shown in the statement of changes in shareholders' equity and the ineffective portion, if any, is recorded directly in the income statement.

The effective loss of YTL 80,300 thousands on net foreign investment hedge after netting with the related tax effect of YTL 16,060 thousands as net YTL 64,240 thousands is recorded under the shareholders' equity. The balance sheet leg of this net foreign investment hedge is under "funds borrowed".

5.5.2 Any decreases arising from application of accounting for financial instruments

5.5.2.1 Decreases from valuation of financial assets available-for-sale

None.

5.5.2.2 Decreases due to cash flow hedges

None.

5.5.3 Transfers to legal reserves

	Current Period	Prior Period
Transfers to Legal Reserves from Prior Year Profits	115,781	64,615
Transfers to Extraordinary Reserves from Prior Year Profits	1,629,268	752,012

As explained in Note 1.4, the payment of YTL 1,434,233 thousands for the purchase of founder share-certificates are compensated by extraordinary reserves.

5.5.4 Issuance of share certificates

Please refer to Note 5.2.11.3.

5.5.5 Effects of prior years' corrections to beginning balances of current period

Please refer to Note 3.24.

5.5.6 Compensation of prior period losses

None.

(Thousands of New Turkish Lira (YTL))

5.6 Statement of Cash Flows

5.6.1 Disclosures for "other" items and "effect of change in foreign currency rates cash and cash equivalents" in statement of cash flows

In 2008, the net cash inflows arising from banking operations amount to YTL 7,498,253 thousands. YTL 7,795,240 thousands of this amount is generated from the change in operating assets and liabilities and YTL 296,987 thousands from operating losses. The "net increase in other liabilities" under the changes in operating assets and liabilities is resulted from the changes in the funds obtained through repurchase agreements, miscellaneous payables, other external funding payables and taxes, duties and premiums payables and amounts to YTL 2,128,078 thousands for the year 2008. The "others" item under operating losses, composes of fees and commissions paid, foreign exchange losses, other operating income and other operating expenses excluding employee costs, and amounts to YTL 2,200,327 thousands for the year 2008.

The net cash inflow from financing activities for the year 2008, is YTL 552,727 thousands. The "others" item amounting YTL 1,434,233 thousands under net cash flow from financing activities includes the payments for founder shares repurchased as explained in Note 1.4

The effect of change in foreign exchange rate on cash and cash equivalents includes the foreign exchange difference resulted from the translation of cash and cash equivalents in foreign currency into YTL at the exchange rates valid at the beginning and end of the year, and amounts to YTL 577,238 thousands for the year 2008.

5.6.2 Cash outflows from acquisition of associates, subsidiaries and joint-ventures

None.

5.6.3 Cash inflows from disposal of associates, subsidiaries and joint-ventures

None.

5.6.4 Cash and cash equivalents at beginning of period

	Current Period	Prior Period
Cash on Hand	**445,030**	**327,734**
Cash in YTL	244,772	181,169
Cash in Foreign Currency	200,258	146,565
Cash Equivalents	**2,972,465**	**2,659,566**
Other	2,972,465	2,659,566
TOTAL	**3,417,495**	**2,987,300**

5.6.5 Cash and cash equivalents at end of period

	Current Period	Prior Period
Cash on Hand	**653,902**	**445,030**
Cash in YTL	312,466	244,772
Cash in Foreign Currency	341,436	200,258
Cash Equivalents	**4,377,823**	**2,972,465**
Other	4,377,823	2,972,465
TOTAL	**5,031,725**	**3,417,495**

5.6.6 Restricted cash and cash equivalents due to legal requirements or other reasons

The placements at foreign banks include blocked accounts with a total principal balance of YTL 1,865,816 thousands of which YTL 235,164 thousands, YTL 153,894 thousands and YTL 15,953 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 1,460,805 thousands as collateral against funds borrowed.

The blocked account at the Central Bank of Turkey with a principal balance of YTL 1,713,040 thousands is for the reserve deposits against foreign currency liabilities.

5.6.7 Additional information

5.6.7.1 Restrictions on the Bank's potential borrowings

None.

5.6.7.2 Cash inflows presenting increase in operating capacity of the Bank

None.

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,729,413	122,864	25	1,661	220,662	183,932
Interest and Commission Income	70,863	108	18	8	7,346	1,114

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	33,165	91	38	70	2,774	702

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	154,208	204,325	86,051	75,693	235,532	126,686
Balance at end of period	240,915	154,208	300,582	86,051	183,763	235,532
Interest Expense	30,081	31,179	21,885	29,354	20,929	9,874

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions for Trading:						
Beginning of Period	-	-	-	-	-	-
End of Period	331,010	-	-	-	-	-
Total Profit/Loss	17,843	-	-	-	-	-
Transactions for Hedging:		-	-	-	-	-
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 667,071 thousands (31 December 2007: YTL 449,373 thousands) compose 1.34% (31 December 2007: 1.21%) of the Bank's total cash loans and 0.75% (31 December 2007: 0.66%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,950,100 thousands (31 December 2007: YTL 1,019,181 thousands) compose 2.19% (31 December 2007: YTL 1.51%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 308,457 thousands (31 December 2007: YTL 231,262 thousands) compose 2.17% (31 December 2007: 1.87%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 752,260 thousands (31 December 2007: YTL 475,791 thousands) compose 1.38% (31 December 2007: 1.22%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

The Bank has a total lease payable of YTL 23,357 thousands (31 December 2007: YTL 58,403 thousands) from the transactions carried out with related parties. As a result of these transactions, a leasing expense of YTL 7,934 thousands (31 December 2007: YTL 7,187 thousands) is recorded. Furthermore, there is a credit card (POS) payable amounting YTL 25,987 thousands (31 December 2007: YTL 37,502 thousands) to related parties.

Operating expenses of YTL 16,885 thousands (31 December 2007: YTL 17,139 thousands) for IT services rendered by related parties and rent income of YTL 1,462 thousands (31 December 2007: YTL 1,319 thousands) for the real estates rented to related parties, are recorded.

The Bank made a total payment of YTL 58,742 thousands (31 December 2007: YTL 29,616 thousands) to its top management considered as key management as of 31 December 2008.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.7 and 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

At 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). The sale price, of which USD 15 millions was collected immediately at the date of sale, was fully collected. A gain of YTL 2,112 thousands was recognized as income on this transaction.

(Thousands of New Turkish Lira (YTL))

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

5.8.1 Domestic and foreign branches and representative offices

	Number of Branches	Number Of Employees	Country	Total Assets	Legal Capital
Domectic Branches	721	16,272			
Foreign Representative Offices	1	1	1-Germany		
	1	1	2-Russia		
	1	1	3-England		
	1	1	4-China		
Foreign Branches	1	20	1- Luxembourg	13,298,011	136,040
	1	14	2- Malta	15,522,054	-
	3	40	3- NCTR	183,829	3,520

5.8.2 Opening or closing of domestic and foreign branches and representative offices and significant changes in organisational structure

During the year 2008, 141 new domestic branches were opened and 3 branch was closed.

(Thousands of New Turkish Lira (YTL))

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

- By the decision of the Council of Ministers no.2007/11963 at 4 April 2007, the "new" expression in the New Turkish Lira (YTL), the currency of the Turkish Republic, is cancelled effective from 1 January 2009. The currency of the Turkish Republic is the Turkish Lira (TL).

- The financial reporting currency of the Bank's Luxembourg branch is changed from USD to EUR effective from 1 January 2009. The capital of USD 89,500,000 allocated to the branch is coverted into EUR 64,309,837.

  Besides, the capital allocated to the Luxembourg branch increased by EUR 335,690,163 to EUR 400,000,000 at 13 January 2009 by the decision of the board of directors no.2226 at 4 December 2008 that gives the authorization to the head office to be able to increase the amount of the capital allocated to the Luxembourg branch upto EUR 400,000,000.

6 Other Disclosures on Activities of the Bank

6.1 Other disclosures

None.

6.2 The Bank's latest international risk ratings

MOODY'S *(January 2009*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(January 2009*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Negative

FITCH RATINGS *(June 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(December 2008*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(Thousands of New Turkish Lira (YTL))

JCR EURASIA RATINGS *(August 2008*)*

Long Term International FC	BB+ (Stable)
Long Term International YTL	BBB (Stable)
Long Term National	AAA (Trk) (Stable)
Short Term International FC	B (Stable)
Short Term International YTL	A-3 (Stable)
Short Term National	A-1 (Trk) (Stable)
Support	1
Independency from Shareholders	A

(*) Latest dates in risk ratings or outlooks.

6.3 Dividends

At the annual general assembly dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – First dividend at 5% of the Paid Capital	-
C – Extraordinary reserves at 5% after above deductions	-
D – Dividend to the owners of the Founder Shares	
E – Extraordinary reserves	(1,629,268)
F – II.Legal reserve (Turkish Commercial Code 466/2)	-

7 Independent Auditors' Report

7.1 Disclosure on independent auditors' report

The Bank's unconsolidated financial statements as of 31 December 2008, have been audited by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International) and an unqualified opinion has been issued in their independent auditors' report dated 12 February 2009.

....

KPMG

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

31 December 2008

With Independent Auditors' Report Thereon

12 February 2009

This report contains the "Independent auditors' report" comprising 1 page and; the "Consolidated financial statements and their explanatory notes" comprising 74 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Independent auditors' report

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates, which comprise the consolidated balance sheet as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in shareholders' equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness on the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Bank and its affiliates as of 31 December 2008, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
12 February 2009

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 31 December 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 December 2008	31 December 2007
Assets			
Cash and balances with central banks	*4*	3,972,533	2,874,979
Financial assets at fair value through profit or loss	*5*	564,137	1,004,018
Loans and advances to banks	*6*	8,004,241	5,049,041
Loans and advances to customers	*7*	53,870,069	41,042,495
Other assets	*9*	4,203,250	6,168,558
Investment securities	*10.21*	26,112,129	17,835,310
Investments in equity participations	*11*	70,437	49,776
Tangible assets, net	*12*	1,238,627	1,162,901
Goodwill, net	*13*	33,170	33,170
Deferred tax asset	*19*	119,745	104,472
Total assets		**98,188,338**	**75,324,720**
Liabilities			
Deposits from banks	*14*	2,119,279	2,436,093
Deposits from customers	*15*	55,941,700	41,334,747
Obligations under repurchase agreements	*16*	11,153,180	8,591,954
Loans and advances from banks	*17*	14,223,723	11,440,372
Bonds payable	*18*	63,498	50,912
Current tax liability	*19*	127,684	5,301
Deferred tax liability	*19*	-	30
Other liabilities and accrued expenses	*20*	4,655,769	4,213,543
Total liabilities		**88,284,833**	**68,072,952**
Shareholders' equity and minority interest			
Share capital	*21*	5,146,371	3,046,371
Share premium	*21*	11,880	-
Minority interest	*21*	35,201	23,410
Unrealised gains on available-for-sale assets	*10.21*	177,751	189,382
Hedging reserve	*21*	60,998	31,464
Translation reserve	*21*	35,987	6,709
Legal reserves	*21*	289,414	172,678
Retained earnings	*21*	4,145,903	3,781,754
Total shareholders' equity and minority interest		**9,903,505**	**7,251,768**
Total liabilities, shareholders' equity and minority interest		**98,188,338**	**75,324,720**
Commitments and contingencies	*23*		

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Year Ended 31 December 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 December 2008	31 December 2007
Interest income:-			
Interest on loans		5,999,393	4,641,209
Interest on securities		3,075,808	2,343,527
Interest on deposits at banks		654,012	611,880
Interest on lease business		235,025	188,173
Others		101,849	102,478
		10,066,087	7,887,267
Interest expense:-			
Interest on saving, commercial and public deposits		(4,370,065)	(3,169,455)
Interest on borrowings and obligations under repurchase agreements		(2,088,857)	(1,487,542)
Interest on bank deposits		(171,982)	(126,075)
Others		(4,469)	(5,039)
		(6,635,373)	(4,788,111)
Net interest income		**3,430,714**	**3,099,156**
Fee and commission income		2,042,767	1,720,952
Fee and commission expense		(464,435)	(432,379)
Net fee and commission income	26	**1,578,332**	**1,288,573**
Trading gains, net		488,102	-
Premium income from insurance business		135,892	214,978
Dividends received		29,487	2,880
Income on sale of shares in consolidated affiliates		-	703,803
Foreign exchange gains, net		-	216,063
Income on sale of customer relationship		-	147,775
Other operating income		105,819	78,441
Other operating income		**759,300**	**1,363,940**
Total operating Income		**5,768,346**	**5,751,669**
Salaries and wages		(946,820)	(655,864)
Impairment losses	7,8,9,11,12,13,20	(490,026)	(285,686)
Employee benefits	20	(239,939)	(364,890)
Foreign exchange loss, net	12	(233,581)	-
Depreciation and amortization	12	(183,273)	(185,389)
Communication expenses		(144,378)	(114,224)
Rent expenses		(111,247)	(79,111)
Trading losses, net	5	-	(413,517)
Other operating expenses	27	(1,060,290)	(877,204)
Total operating expenses		**(3,409,554)**	**(2,975,885)**
Taxation charge	19	(432,777)	(340,414)
Net income for the year		**1,926,015**	**2,435,370**
Net income for the year attributable to:			
Equity holders of the Bank		1,914,215	2,427,392
Minority interest		11,800	7,978
		1,926,015	**2,435,370**
Weighted average number of shares with a face value of Ykr 1 each	21	**297.5 billions**	**210 billions**
Basic and diluted earnings per share (full YTL amount per YTL'000 face value each)		**643.4**	**1,155.9**

The notes on pages 5 to 74 are integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Year Ended 31 December 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Share Premium	Minority Interest	Unrealised (Losses)/Gains on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2006		3,046,371	-	7,845	122,562	3,148	14,405	113,053	1,633,020	4,940,404
Transfer to unappropriated earnings	21	-	-	-	-	-	-	64,216	(64,216)	-
Dividends paid	21	-	-	-	-	-	-	-	(219,474)	(219,474)
Net unrealised market value gains from available-for-sale portfolio	21	-	-	-	77,044	-	-	-	-	77,044
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(10,205)	-	-	-	-	(10,205)
Foreign currency translation differences for foreign operations	21	-	-	-	-	-	(7,696)	-	-	(7,696)
Net fair value gains from cash flow hedges	21	-	-	-	-	28,316	-	-	-	28,316
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	-	(4,591)	4,591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	-	7,587	(19)	-	-	-	441	8,009
Net income for the year		-	-	7,978	-	-	-	-	2,427,392	2,435,370
Balances at 31 December 2007		3,046,371	-	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768
Collections from shareholders for capital increase	21	2,100,000	11,880	-	-	-	-	-	-	2,111,880
Payment for founder shares repurchased	21	-	-	-	-	-	-	-	(1,434,233)	(1,434,233)
Transfer to unappropriated earnings	21	-	-	-	-	-	-	115,833	(115,833)	-
Foreign exchange difference on foreign currency legal reserves		-	-	-	-	-	-	903	-	903
Net unrealised market value gains from available-for-sale portfolio	21	-	-	(9)	49,640	-	-	-	-	49,631
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(61,271)	-	-	-	-	(61,271)
Foreign currency translation differences for foreign operations	21	-	-	-	-	-	29,278	-	-	29,278
Net fair value gains from cash flow hedges	21	-	-	-	-	65,536	-	-	-	65,536
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the year		-	-	11,800	-	-	-	-	1,914,215	1,926,015
Balances at 31 December 2008		5,146,371	11,880	35,201	177,751	60,998	35,987	289,414	4,145,903	9,903,505

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Cash Flows
For The Year Ended 31 December 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	31 December 2008	31 December 2007
Cash flows from operating activities:-			
Interests and commissions received		8,059,748	6,625,685
Interest expenses paid		(6,317,557)	(4,349,458)
Other operating activities, net		97,997	750,759
Cash payments to employees and suppliers		(2,479,107)	(1,894,972)
		(638,919)	1,132,014
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(1,242,870)	(2,744,687)
Balances with central banks		3,144,079	(1,983,137)
Financial assets at fair value through profit or loss		430,777	23,533
Loans and advances to customers		(9,861,594)	(7,369,982)
Consumer loans		(2,794,787)	(3,254,423)
Other assets		(529,022)	49,851
Increase/(decrease) in operating liabilities:-			-
Deposits from banks		(311,608)	859,984
Deposits from customers		14,451,954	8,987,343
Obligations under repurchase agreements		2,570,701	3,301,000
Other liabilities		274,412	775,133
Net cash from/(used in) operating activities before income taxes paid		**5,493,123**	**(223,371)**
Income taxes paid	*19*	**(455,597)**	**(396,483)**
Net cash from/(used in) operating activities		**5,037,526**	**(619,854)**
Cash flows from investing activities:-			
Net increase in security investments		(7,123,650)	(2,755,449)
Interest received		2,033,568	2,034,762
Increase in investments in equity participations, net		-	(1,297)
Dividends received		29,487	2,880
Proceeds from sale of tangible assets		166,529	49,765
Purchase of tangible assets		(394,925)	(327,182)
Net cash used in investing activities		**(5,288,991)**	**(996,521)**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		2,659,569	1,709,389
Equity instruments issued	*21*	2,111,880	-
Payment for founder shares repurchased	*21*	(1,434,233)	-
Dividends paid	*21*	-	(219,474)
Net cash from financing activities		**3,337,216**	**1,489,915**
Effect of exchange rate changes		**(233,581)**	**216,063**
Net increase in cash and cash equivalents		**2,852,170**	**89,603**
Cash and cash equivalents at the beginning of the period		4,293,819	4,204,216
Cash and cash equivalents at the end of the period	*2*	**7,145,989**	**4,293,819**

The notes on pages 5 to 74 are an integral part of these consolidated financial statements

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the year ended 31 December 2008 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 592 domestic branches, five foreign branches, four representative offices abroad and 129 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 18,391 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standards ("IFRS"). The accompanying consolidated financial statements are authorized for issue by the directors on 12 February 2009.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) *Use of estimates and judgements*

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

(d) *Basis of consolidation*

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are

Significant accounting policies (continued)

eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e) *Foreign currency*

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the year.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) *Tangible assets and related depreciation*

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation rates (%) for the year 2005 and after*	*Depreciation rates (%) for the years before 2005*
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

(h) Financial instruments

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Significant accounting policies (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Change in accounting policy

In October 2008, the IASB issued Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures). The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets, other than those designated at fair value through profit or loss upon initial recognition, out of the fair value through profit or loss category if they are no longer held for the purpose of being sold or repurchased in the near term, as follows:

- If the financial asset would have met the definition of loans and receivables, if the financial asset had not been required to be classified as fair value through profit or loss at initial recognition, then it may be reclassified if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.
- If the financial asset would not have met the definition of loans and receivables, then it may be reclassified out of the financial assets at fair value through profit or loss category only in 'rare circumstances'.

The amendments are effective retrospectively from 1 July 2008.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

Significant accounting policies (continued)

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) Derivatives held for risk management purposes

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(n) Employee benefits

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	2008	
	Employer	*Employee*
	%	*%*
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 31 December 2008 as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 17.41% - 10.51% as of 31 December 2008.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

Significant accounting policies (continued)

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated income statement.

(iii) Short-term employee benefits

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with IAS 19.

(o) Taxes on income

Taxes on income for the year comprise current tax and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

(p) Offsetting

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

Significant accounting policies (continued)

(q) Earnings per share

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

Significant accounting policies (continued)

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Premium income: For short-term insurance contracts, premiums are recognized as revenue (earned premiums), net of premium ceded to reinsurer firms, proportionally over the period of coverage. The portion of premium received on in-force contracts that relates to unexpired risks at balance sheet date is recognized as the reserve for unearned premiums that are calculated on a daily pro-rata basis. Premiums are shown before deduction of commissions and deferred acquisition cost, and are gross of any taxes and duties levied on premiums. For long-term insurance contracts, premiums are recognized as revenue when the premiums are due from the policyholders. Premiums received for long-term insurance contracts with discretionary participation feature ("DPF"), are not recognized as revenue, insurance premiums for such contracts are recognized directly as liabilities.

Unearned premium reserve: Unearned premiums are those proportions of the premiums written in a period that relate to the period of risk subsequent to the balance sheet date for all short-term insurance policies. In accordance with the incumbent legislation on the computation of insurance contract liabilities, unearned premium reserve set aside for

Significant accounting policies (continued)

unexpired risks as at the balance sheet dates, has been computed on daily pro-rata basis. The change in the provision for unearned premium is recognized in the income statement in the order that revenue is recognized over the period of risk.

Claims and provision for "outstanding" claims: Claims are recognized in the period in which they occur, based on reported claims or on the basis of estimates when not reported. The claims provision is the total estimated ultimate cost of settling all claims arising from events, which have occurred up to the end of the accounting period. Full provision is accounted for outstanding claims, including claim settlements reported at the period-end. Incurred but not reported claims ("IBNR") are also provided for under the provision for outstanding claims.

Provision for future policy benefit: Provision for future policy benefits are the difference between the net present values of premiums collected in return of the risk covered by the company and the liabilities to policyholders. Provision for future benefits is the sum of the remainder of collected premiums and accumulated life insurance provision. Provision for future benefits is computed on the basis of actuarial mortality assumptions as approved by the Turkish Treasury Insurance Department, which are applicable for Turkish Insurance Companies.

Liability adequacy test: At each balance sheet date, asset-liability adequacy tests are performed to ensure the adequacy of the contract liabilities, net of related deferred acquisition cost. In performing these tests, current best estimates of future cash flows are used. Any deficiency is immediately charged to the income statement.

Income generated from pension business: Revenue arising from asset management and other related services offered by the insurance affiliate of the Bank are recognized in the accounting period in which the service is rendered. Fees consist primarily of investment management fees arising from services rendered in conjunction with the issue and management of investment contracts where the company actively manages the consideration received from its customers to fund a return that is based on the investment profile that the customer selected on origination of the instrument. These services comprise the activity of trading financial assets in order to reproduce the contractual services. In all cases, these services comprise an indeterminate number of acts over the life of the individual contracts.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(v) *New standards and interpretations net yet adopted*

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2008, and have not been applied in preparing these consolidated financial statements:

- IFRS 8 *Operating Segments* introduces the "management approach" to segment reporting. IFRS 8, which becomes mandatory for the Bank's 2009 consolidated financial statements, will require a change in the presentation and disclosure of segment information based on the internal reports that are regularly reviewed by the Bank's "chief operating decision maker" in order to assess each segment's performance and to allocate resources to them. Currently the Bank presents segment information in respect of its geographical and business segments (see note 1). This standard will have no effect on the Bank's reported total income or equity. The Bank is currently in the process of determining the potential effect of this standard on the Bank's segment reporting.

- Revised IAS 1 *Presentation of Financial Statements* (2007) introduces the term "total comprehensive income," which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, becomes mandatory for the Bank's 2009 financial statements. The Bank plans to present the total comprehensive income in a single statement of comprehensive income for its 2009 consolidated financial statements.

- Amended IAS 27 *Consolidated and Separate Financial Statements (2008)* requires accounting for changes in ownership interests Bank loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in income. The amendments to IAS 27, which become mandatory for the Bank's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

- Amendments to IAS 39 *Financial Instruments: Recognition and Measurement – Eligible Hedged Items* clarifies the application of existing principles that determine whether specific risks or portions of cash flows are eligible for designation in a hedging relationship. The amendments, which will become mandatory for the Bank's 2010 consolidated financial statements, with retrospective application required are not expected to have a significant impact on the consolidated financial statements.

(w) *Early adopted standards and interpretations*

IFRIC 13 *Customer Loyalty Programmes* addresses the accounting by entities that operate or otherwise participate in customer loyalty programmes under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13 becomes mandatory for the Bank's 2009 consolidated financial statements and will be applicable retrospectively. The Bank early adopted this interpretation in the accompanying consolidated financial statements by using one of the relevant approach that the future cost for the obligation to deliver the award should be recognised as an expense at the time of gaining the awards.

Index for the notes to the consolidated financial statements:

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	2008				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	51,629,704	87,465,358	67,511,825	11,639,580	351,025
Holland	223,744	2,091,340	2,172,863	506,634	2,198
England	24,218	1,910,672	3,626,436	340,765	-
Germany	18,224	1,556,435	2,591,540	100,624	68
Romania	768,131	1,365,104	726,893	68,874	34,084
Russia	497,323	1,161,158	160,828	139,411	391
USA	44,820	876,610	6,863,025	326,507	-
France	11,325	125,182	111,686	190,346	-
Others	652,580	1,636,479	4,519,737	1,254,316	-
	53,870,069	98,188,338	88,284,833	14,567,057	387,766

	2007				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	38,984,518	67,127,417	51,061,766	10,562,526	290,944
Holland	471,332	1,675,657	1,971,262	319,790	-
England	119,600	1,599,043	3,855,098	302,471	-
Germany	31,374	1,362,560	1,668,080	77,527	-
Russia	523,224	1,116,366	211,330	62,263	517
USA	37,275	471,726	5,132,038	318,572	-
Romania	256,544	385,859	265,807	56,552	21,341
France	14,259	23,845	135,062	229,914	-
Others	604,369	1,562,247	3,772,509	872,618	-
	41,042,495	75,324,720	68,072,952	12,802,233	312,802

Total geographic sector risk concentrations on income statement are presented in the table below:

	2008	*2007*
Turkey	1,763,835	2,347,678
Holland	55,084	47,595
Luxembourg	3,082	16,599
Malta	72,141	265
Others	31,873	23,233
	1,926,015	2,435,370

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

31 December 2008	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	2,107,329	1,746,256	1,565,378	-	5,418,963	101,532	164,773	25,108	34,867	29,306	5,774,549	(6,203)	5,768,346
Operating expenses	(1,021,287)	(549,683)	(1,632,655)	-	(3,203,625)	(27,191)	(83,990)	(16,395)	(34,068)	(26,572)	(3,391,841)	(17,713)	(3,409,554)
Income from operations	**1,086,042**	**1,196,573**	**(67,277)**	-	**2,215,338**	**74,341**	**80,783**	**8,713**	**799**	**2,734**	**2,382,708**	**(23,916)**	**2,358,792**
Taxation credit/(charge)	-	-	(413,899)	-	(413,899)	16	(16,218)	(1,729)	(448)	(649)	(432,927)	150	(432,777)
Net income for the year	**1,086,042**	**1,196,573**	**(481,176)**	-	**1,801,439**	**74,357**	**64,565**	**6,984**	**351**	**2,085**	**1,949,781**	**(23,766)**	**1,926,015**
Segment assets	16,457,561	36,550,189	40,874,460	(678,652)	93,203,558	2,200,551	1,193,403	742,676	45,231	14,171	97,399,590	(673,231)	96,726,359
Investments in equity participations	-	-	303,103	-	303,103	10,000	275	9,635	5,893	1,158	330,064	(259,627)	70,437
Unallocated assets	-	-	1,323,625	-	1,323,625	18,290	11,187	2,068	4,669	1,083	1,360,922	30,620	1,391,542
Total assets	**16,457,561**	**36,550,189**	**42,501,188**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**
Segment liabilities	31,339,548	24,809,320	29,731,912	(678,652)	85,202,128	1,943,201	1,047,990	707,589	6,431	6,526	88,913,865	(629,032)	88,284,833
Shareholders' equity and minority interest	-	-	9,628,158	-	9,628,158	285,640	156,875	46,790	49,362	9,886	10,176,711	(273,206)	9,903,505
Total liabilities, shareholders' equity and minority interest	**31,339,548**	**24,809,320**	**39,360,070**	**(678,652)**	**94,830,286**	**2,228,841**	**1,204,865**	**754,379**	**55,793**	**16,412**	**99,090,576**	**(902,238)**	**98,188,338**

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

31 December 2007	*Retail Banking*	*Commercial Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,760,730	1,514,136	2,124,082	-	5,398,948	102,685	237,615	22,400	41,346	23,342	5,826,336	(74,667)	5,751,669
Operating expenses	(760,649)	(454,379)	(1,517,813)	-	(2,732,841)	(47,834)	(149,016)	(15,125)	(33,615)	(22,069)	(3,000,500)	24,615	(2,975,885)
Income from operations	**1,000,081**	**1,059,757**	**606,269**	-	**2,666,107**	**54,851**	**88,599**	**7,275**	**7,731**	**1,273**	**2,825,836**	**(50,052)**	**2,775,784**
Taxation charge	-	-	(320,414)	-	(320,414)	(36)	(15,785)	(1,514)	(2,334)	(331)	(340,414)	-	(340,414)
Net income for the year	**1,000,081**	**1,059,757**	**285,855**	-	**2,345,693**	**54,815**	**72,814**	**5,761**	**5,397**	**942**	**2,485,422**	**(50,052)**	**2,435,370**
Segment assets	13,682,475	25,979,466	31,400,256	(89,625)	70,972,572	2,132,203	768,686	638,241	46,792	10,814	74,569,308	(594,907)	73,974,401
Investments in equity participations	-	-	324,336	-	324,336	1,000	275	9,635	4,554	1,121	340,921	(291,145)	49,776
Unallocated assets	-	-	1,230,114	-	1,230,114	18,323	7,791	1,413	4,525	969	1,263,135	37,408	1,300,543
Total assets	**13,682,475**	**25,979,466**	**32,954,706**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**
Segment liabilities	23,946,399	16,521,575	25,030,059	(89,625)	65,408,408	1,940,243	684,365	609,483	8,952	4,887	68,656,338	(583,386)	68,072,952
Shareholders' equity and minority interest	-	-	7,118,614	-	7,118,614	211,283	92,387	39,806	46,919	8,017	7,517,026	(265,258)	7,251,768
Total liabilities, shareholders' equity and minority interest	**23,946,399**	**16,521,575**	**32,148,673**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 31 December 2008 and 2007, included in the accompanying consolidated statements of cash flows are as follows:

	2008	*2007*
Cash at branches	672,358	454,194
Unrestricted balances with central banks	3,300,175	2,420,785
Loans and advances to banks with original maturity periods of less than three months	3,173,456	1,418,840
	7,145,989	4,293,819

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	2008	*2007*
Balance sheet		
Loans and advances to customers	289,145	157,832
Loans granted in YTL	*79,385*	*97,612*
Loans granted in foreign currencies:	*US$ 54,605,072*	*US$ 22,547,863*
	EUR 59,911,300	*EUR 20,075,886*
Miscellaneous receivables	7,868	5,411
Deposits received	500,934	292,387
Commitments and contingencies		
Non-cash loans	188,864	169,696

3.2 Transactions

	2008	*2007*
Interest income	13,339	6,080
Interest expense	46,866	55,534

In 2008, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 3.1%-6.6% and 1.5%-6.5% (2007: 3.1%-7.4% and 3.8%-6.6%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 18.6%-27.0% and 15.0%-23.0%, respectively (2007: 16.3%-21.6% and 15.2%-19.0%). Various commission rates are applied to transactions involving guarantees and commitments.

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale prices of US$ 35 millions. Before the year end, the total amount has been fully collected and a gain of YTL 267 thousands on this sale is recorded as of 31 December 2008.

Key management personnel compensation for the year ended 31 December 2008 amounted YTL 90,924 thousands (2007: YTL 53,341 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 58,742 thousands (2007: YTL 29,616 thousands) and of its financial affiliates amounted YTL 32,182 thousands (2007: YTL 23,725 thousands).

4 Cash and balances with central banks

	2008	*2007*
Cash at branches	672,358	454,194
Balances with central banks excluding reserve deposits	3,300,175	2,420,785
	3,972,533	2,874,979

5 Financial assets at fair value through profit or loss

	2008				*2007*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	133,583	123,221	7-22	2014	205,146
Gold	-	24,967	-	-	69,444
Investment fund	-	22,123	-	-	4,768
Eurobonds	8,773	11,498	5-12	2038	96,528
Bonds issued by corporations	8,526	8,607	5-20	2011	24,467
Government bonds in foreign currency	4,023	4,115	5-7	2011	10,516
Discounted government bonds in YTL	4,032	3,633	16-18	2010	18,659
Bonds issued by foreign institutions		-			94,112
Others		10,369			52,402
		208,533			576,042
Equity and other non-fixed income instruments:					
Forfeiting receivables		355,590			427,836
Listed shares		14			140
		355,604			427,976
Total financial assets at fair value through profit or loss		564,137			1,004,018

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Income/(loss) from trading of financial assets is detailed in the table below:

	2008	2007
Fixed/floating securities	42,055	69,820
Foreign exchange transactions	20,371	(12,869)
Derivate transactions	425,676	(470,468)
Trading income/(loss), net	488,102	(413,517)

Due to change in the method for the valuation of derivative instruments, YTL 263,933 thousands is reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" for the year ended 31 December 2007.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 129,071 thousands as of 31 December 2007 (2008: nil).

As at 31 December 2008, financial assets at fair value through profit or loss amounting to YTL 93 thousands are blocked against asset management operation and insurance business related transactions (2007: YTL 1,915 thousands).

A consolidated financial affiliate of the Bank, reclassified some of its investment securities, previously reported as financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

6 Loans and advances to banks

	2008			2007		
	YTL	Foreign Currency	Total	YTL	Foreign Currency	Total
Loans and advances-demand						
Domestic banks	436	2,428	2,864	1,429	3,901	5,330
Foreign banks	369,998	605,628	975,626	35,180	218,824	254,004
	370,434	608,056	978,490	36,609	222,725	259,334
Loans and advances-time						
Domestic banks	366,047	1,567,270	1,933,317	261,942	1,001,617	1,263,559
Foreign banks	975,661	4,009,012	4,984,673	731,231	2,685,421	3,416,652
	1,341,708	5,576,282	6,917,990	993,173	3,687,038	4,680,211
Placements at money markets	40,552	-	40,552	-	-	-
Accrued interest on loans and advances to banks	35,690	31,519	67,209	64,155	45,341	109,496
Total loans and advances to banks	1,788,384	6,215,857	8,004,241	1,093,937	3,955,104	5,049,041
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	1,788,384	6,215,857	8,004,241	1,093,937	3,955,104	5,049,041

As at 31 December 2008, majority of loans and advances-time are short-term with interest rates ranging between 1%-11% per annum for foreign currency time placements and 15%-23% per annum for YTL time placements (2007: 2%-7% and 16%-21%, respectively).

As at 31 December 2008, loans and advances at domestic and foreign banks include blocked accounts of YTL 1,939,349 thousands (2007: YTL 1,095,412 thousands) held against securitizations, fundings, legal legislations for the branches operating in foreign countries and insurance business.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	2008	2007
Consumer loans	16,232,977	13,438,190
Credit cards	*6,717,695*	*5,430,110*
Mortgage loan	*5,024,875*	*4,156,756*
General purpose loans	*2,907,668*	*2,314,226*
Auto loans	*839,399*	*1,131,629*
Other consumer loans	*743,340*	*405,469*
Service sector	4,581,154	2,575,186
Energy	3,593,525	1,987,433
Transportation and logistics	2,831,671	1,653,543
Construction	2,745,348	2,217,345
Transportation vehicles and sub-industry	2,331,475	1,556,786
Textile	2,067,422	1,526,818
Financial institutions	2,019,792	1,949,021
Food	1,881,166	1,886,326
Metal and metal products	1,742,065	1,291,787
Tourism	1,418,581	999,291
Data processing	1,199,499	1,251,934
Durable consumption	958,250	818,559
Chemistry and chemical product	785,910	444,381
Agriculture and stockbreeding	712,537	710,237
Stone, rock and related products	645,265	437,162
Machinery and equipments	632,454	534,142
Electronic, optical and medical equipment	545,395	457,263
Mining	397,882	280,611
Plastic products	326,161	240,011
Paper and paper products	288,016	253,936
Others	1,950,975	1,487,989
Total performing loans	49,887,520	37,997,951
Financial lease receivables, net of unearned income (Note 8)	1,997,066	1,923,040
Factoring receivables	651,799	494,400
Accrued interest income on loans and lease receivables	1,146,004	543,392
Non-performing loans, factoring and leasing receivables	1,368,312	869,567
Allowance for possible losses from loans, factoring and leasing receivables	(1,180,632)	(785,855)
Loans and advances to customers	53,870,069	41,042,495

As at 31 December 2008, interest rates on loans granted to customers range between 2%-30% (2007: 2%-16%) per annum for the foreign currency loans and 14%-35% (2007: 16%-31%) per annum for the YTL loans.

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is YTL 196,351 thousands (2007: YTL 153,805 thousands).

Movements in the allowance for possible losses on loans and lease receivables including the portfolio basis allowances, are as follows:

	2008	*2007*
Balance at the beginning of the year	785,855	595,024
Write-offs	(131,900)	(83,513)
Recoveries and reversals	(36,873)	(41,780)
Provision for the year	563,550	316,124
Balance at the end of the year	1,180,632	785,855

Movement in the portfolio basis allowance are as follows:

	2008	*2007*
Balance at the beginning of the year	153,805	85,178
Net change in provision for the year, net	42,546	68,627
Balance at the end of the year	196,351	153,805

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	2008	*2007*
Financial lease receivables, net of unearned income (Note 7)	1,997,066	1,923,040
Add: non-performing lease receivables	101,577	16,181
Less: allowance for possible losses on lease receivable	(15,117)	(16,819)
	2,083,526	1,922,402
Accrued interest on lease receivables	20,471	23,246
Analysis of net financial lease receivables		
Due within 1 year	1,077,648	987,689
Due between 1 and 5 years	1,270,738	1,240,013
Due after 5 years	60,329	-
Financial lease receivables, gross	2,408,715	2,227,702
Unearned income	(325,189)	(305,300)
Financial lease receivables, net	2,083,526	1,922,402
Analysis of net financial lease receivables, net		
Due within 1 year	907,223	826,985
Due between 1 and 5 years	1,121,576	1,095,417
Due after 5 years	54,727	-
Financial lease receivables, net	2,083,526	1,922,402

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	2008	*2007*
Reserve deposits at the Central Bank of Turkey	1,773,311	4,907,841
Insurance premium receivables	935,860	580,695
Accrued exchange gain on derivatives	812,397	136,424
Prepaid expenses, insurance claims and similar items	286,832	202,262
Miscellaneous receivables	95,801	133,292
Tangible assets held for sale	81,346	112,886
Advances for tangible assets	81,008	19,085
Prepaid taxes and taxes and funds to be refunded	52,106	52,399
Others	84,589	23,674
	4,203,250	6,168,558

At 31 December 2008, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of YTL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency liabilities are 6% and 9% (2007: 6% and 11%), respectively. Interest rates applied for reserve requirements are 12% (2007: 11.81%) for YTL deposits. The foreign currency reserves do not earn any interests (2007: 1.95% and 1.80% for reserves in US$ and Euro, respectively).

YTL 74,366 thousands (2007: YTL 100,582 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 31 December 2008, real estates held for sale amounting YTL 78,214 thousands (2007: YTL 117,055 thousands) have been impaired by YTL 4,739 thousands (2007: YTL 6,924 thousands).

As of 31 December 2008, the rights of repurchase on various tangible assets held for sale amounted to YTL 13,714 thousands (2007 : YTL 29,850 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Investment securities

	2008				2007
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	6,739,875	7,269,810	21-23	2014	3,977,839
Discounted government bonds in YTL	5,266,844	4,683,672	16-18	2010	2,931,781
Government bonds in YTL	2,569,900	2,602,072	14-21	2013	2,649,515
Bonds issued by corporations *(a)*	2,068,053	2,022,743	3-20	2017	1,367,802
Eurobonds	644,390	683,634	5-12	2036	1,726,716
Bonds issued by financial institutions	481,975	422,811	5-21	2014	150,229
Government bonds in foreign currency	399,028	409,824	2-6	2010	509,559
Government bonds indexed to consumer price index	130,181	147,118	10	2012	120,324
Others		86,063			101,190
Total securities available-for-sale		18,327,747			13,534,955
Debt and other instruments held-to-maturity:					
Government bonds in YTL	3,250,909	3,065,219	14-17	2012	468,740
Government bonds at floating rates	2,597,235	2,732,620	21-22 *(b)*	2011	2,837,628
Eurobonds	1,612,071	1,646,169	7-12	2036	669,120
Bonds issued by foreign governments	21,280	37,494	-	2028	116,617
Others		2,266			27,273
		7,483,768			4,119,378
Accrued interest on held-to-maturity portfolio		300,614			180,977
Total securities held-to-maturity		7,784,382			4,300,355
Total investment securities		26,112,129			17,835,310

(a) Bonds issued by corporations include credit linked notes with face value amounting to US$ 875,000,000 (2007: US$ 875,000,000) and carrying value amounting to YTL 1,355,529 thousands (2007: YTL 1,039,423 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of US$ 20,500,000 and EUR 1,175,000 (2007: US$ 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 33,863 thousands (2007: YTL 30,633 thousands).

(b) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

In 2008, the Bank reclassified certain investment securities, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 92,998 thousands and USD 6,744,934.

(Currency: Thousands of New Turkish Lira (YTL))

10 Investment securities (continued)

As of 31 December 2008, the Bank has allowance amounting YTL 3,244 thousands (2007: nil) for the investment securities.

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 11,641,331 thousands (2007: YTL 9,718,647 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking, insurance and asset management transactions:

	2008		*2007*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	5,745,673	5,907,317	7,434,431	7,654,013
Collateralized to foreign banks	7,108,446	7,242,244	2,556,803	2,765,952
Deposited at CBT for interbank transactions	598,920	629,992	516,600	537,225
Deposited at central banks for repurchase transactions	1,541,280	1,606,177	79,412	76,429
Deposited at Clearing Bank (Takasbank)	10,000	10,087	97,325	98,888
Deposited at CBT for foreign currency money market transactions	581,980	584,095	192,400	212,552
Others		138,831		35,691
		16,118,743		11,380,750

11 Investments in equity participations

	2008		*2007*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	40,342	20.00	28,997	20.00
IMKB Takasbank AŞ	11,962	5.83	11,992	5.83
Garanti Filo Yönetim Hizmetleri AŞ	10,000	100.00	1,000	100.00
Others	8,133		7,787	
	70,437		49,776	

Others include "Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ" which was established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process was completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations compared to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

(Currency: Thousands of New Turkish Lira (YTL))

11 Investments in equity participations (continued)

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified as investments in equity participations and accounted under the equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri AŞ was established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The total paid-in share capital is YTL 10,000 thousands as of the issue date of the financial statements. This company is not consolidated in the accompanying financial statements as currently it does not have material operations compared to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations and valued at cost.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

There is not any additional impairment losses for the investments in equity participations in 2008 and 2007. The cumulative provisions for such impairment losses amounted to YTL 3,582 thousands as of 31 December 2008 (2007: YTL 3,902 thousands).

12 Tangible assets

Movement in tangible assets from 1 January to 31 December 2008 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,096,919	55,561	14,766	(80,786)	1,086,460
Furniture, fixture and equipments	1,086,273	219,709	5,357	(274,312)	1,037,027
Leasehold improvements	198,274	102,412	2,831	(6,022)	297,495
	2,381,466	377,682	22,954	(361,120)	2,420,982
Less: Accumulated depreciation					
Buildings	229,497	22,971	1,556	(25,172)	228,852
Furniture, fixture and equipments	809,741	130,234	2,015	(216,000)	725,990
Leasehold improvements	87,894	38,117	595	(4,113)	122,493
	1,127,132	191,322	4,166	(245,285)	1,077,335
Construction in progress	17,794	10,084	1,402	(27,361)	1,919
	1,272,128				1,345,566
Impairment in value of tangible assets	(109,227)				(106,939)
	1,162,901				1,238,627

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets (continued)

Movement in tangible assets from 1 January to 31 December 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,061,922	64,746	(4,934)	(24,815)	1,096,919
Furniture, fixture and equipments	1,105,376	165,659	(1,285)	(183,477)	1,086,273
Leasehold improvements	214,480	65,264	(641)	(80,829)	198,274
	2,381,778	295,669	(6,860)	(289,121)	2,381,466
Less: Accumulated depreciation					
Buildings	210,477	23,038	(449)	(3,569)	229,497
Furniture, fixture and equipments	843,754	135,739	(753)	(168,999)	809,741
Leasehold improvements	137,258	26,427	(358)	(75,433)	87,894
	1,191,489	185,204	(1,560)	(248,001)	1,127,132
Construction in progress	7,335	17,133	(95)	(6,579)	17,794
	1,197,624				1,272,128
Impairment in value of tangible assets	(118,375)				(109,227)
	1,079,249				1,162,901

A portion of the disposals during the year 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is accounted under the equity method of accounting in the accompanying consolidated financial statements as of 31 December 2007 following the sale of 80% ownership in this company by the Bank in June 2007.

Depreciation expense for the year ended 31 December 2008 amounts to YTL 183,273 thousands (2007: YTL 185,389 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 31 December 2008, land and buildings at a total net book value before impairment of YTL 394,800 thousands (2007: YTL 407,411 thousands) have been impaired by YTL 106,939 thousands (2007: YTL 109,227 thousands).

13 Goodwill

As of 31 December 2008, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	2008	*2007*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

(Currency: Thousands of New Turkish Lira (YTL))

13 Goodwill (continued)

Impairment losses when necessary are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

14 Deposits from banks

Deposits from banks comprise the following:

	2008	*2007*
Payable on demand	942,099	376,914
Term deposits	1,168,062	2,044,855
	2,110,161	2,421,769
Accrued interest on deposits from banks	9,118	14,324
	2,119,279	2,436,093

Deposits from banks include both YTL accounts amounting YTL 548,049 thousands (2007: YTL 894,291 thousands) and foreign currency accounts amounting YTL 1,562,112 thousands (2007: YTL 1,527,478 thousands) in total. As at 31 December 2008, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 13%-22% and 1%-8% (2007: 16%-21% and 4%-11%), respectively.

15 Deposits from customers

Deposits from customers comprise the following:

	2008			*2007*
	Demand	*Time*	*Total*	*Total*
Foreign currency	5,956,905	21,168,577	27,125,482	21,905,297
Saving	1,288,449	16,937,005	18,225,454	12,536,696
Commercial	1,718,339	6,870,353	8,588,692	5,886,583
Public and other	679,950	946,050	1,626,000	785,098
	9,643,643	45,921,985	55,565,628	41,113,674
Accrued interest expense on deposits from customers	51	376,021	376,072	221,073
	9,643,694	46,298,006	55,941,700	41,334,747

As at 31 December 2008, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 13%-24% and 1%-11% (2007: 16%-21% and 1%-9%), respectively.

As at 31 December 2008, subordinated deposits obtained by the consolidated banking affiliate in Holland amounting EUR 48 millions (equivalent of YTL 101,573 thousands) are included in foreign currency time deposits (2007: EUR 48 millions, equivalent of YTL 81,458 thousands).

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
2008					
Investment securities	11,641,331	11,740,609	11,153,180	Jan'09-Feb'11	11,285,506
2007					
Financial assets at fair value through profit or loss	129,071	129,071	116,469	Jan'08-Dec'08	117,551
Investment securities	9,718,647	9,720,363	8,475,485	Jan'08-Feb'11	8,686,021
	9,847,718	9,849,434	8,591,954		8,803,572

Accrued interest on obligations under repurchase agreements amounting to YTL 61,473 thousands (2007: YTL 70,948 thousands) is included in the carrying amount of corresponding liabilities.

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 31 December 2008, the maturities of the obligations varied from one day to twenty six months and interest rates varied between 3%-17% (2007: 4%-18%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	2008	*2007*
Short-term borrowings		
Domestic banks	948,325	683,481
Foreign banks	2,780,061	1,997,630
	3,728,386	2,681,111
Long-term debts		
Short-term portion	2,884,807	2,788,538
Medium and long-term portion	7,300,188	5,784,163
	10,184,995	8,572,701
Accrued interest on loans and advances from banks	310,342	186,560
	14,223,723	11,440,372

As at 31 December 2008, loans and advances from banks included various promissory notes amounting to YTL 953,176 thousands in total with latest maturity by 2009 (2007: YTL 1,084,457 thousands with latest maturity by 2009, of which YTL 270,623 thousands classified under long-term debts).

As at 31 December 2008, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,269,480 thousands) with a rate of Euribor+0.675% per annum as signed with 31 foreign banks, and a one-year syndicated loan facility to finance export contracts in two tranches of US$ 215 millions and EUR 282 millions (equivalent of YTL 923,456 thousands) with the rates of Libor+2% and Euribor+2% per annum, respectively from 20 foreign banks.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

Long-term debts comprise the following:

	2008					2007
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Deutsche Bank AG	11.3-12.9	2017	YTL 701 mio	-	701,210	701,210
DPR Securitisation-IV	4.7-5.3	2013	US$ 574 mio	194,138	678,194	693,993
DPR Securitisation-V	4.5-5.3	2013	US$ 503 mio	164,401	600,808	583,534
Subordinated debt	7.0	2017	US$ 499 mio	-	758,502	578,016
DPR Securitisation-VII	4.5	2016	US$ 400 mio	36,464	571,420	463,543
DPR Securitisation-VI	5.5	2011	EUR 245.5 mio	112,244	407,259	508,376
DPR Securitisation-VIII	4.5	2017	US$ 350 mio	-	531,609	405,486
DPR Securitisation-IX	5.9	2018	EUR 200 mio	-	423,160	-
DPR Securitisation-III	4.6	2013	US$ 247 mio	83,413	291,989	312,470
DPR Securitisation-VI	5.1	2013	US$ 210 mio	-	318,583	243,035
DPR Securitisation-VI	4.5	2016	US$ 225 mio	-	341,450	260,381
DPR Securitisation-VII	5.2	2014	US$ 100 mio	25,257	126,302	115,876
DPR Securitisation-VIII	4.5	2017	US$ 100 mio	-	151,888	115,853
DPR Securitisation-VIII	4.5	2017	US$ 100 mio	-	151,888	115,853
DPR Securitisation-VIII	5.2	2015	US$ 50 mio	3,160	72,784	57,937
Others				2,265,730	1,173,142	628,600
				2,884,807	7,300,188	5,784,163

On 22 August 2008, the Bank completed a securitization (the "DPR Securitization-IX") transaction by issuance of certificates; a tranche of EUR 200 millions with 10 years maturity from European Investment Bank.

On 28 June 2007, the Bank completed a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (207.7 bps over comparable US Treasuries).

On 24 January 2007, the Bank borrowed YTL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total YTL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

17 Loans and advances from banks (continued)

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarantee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	2008				*2007*
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR	2016	Euribor + 1.57	63,474	50,903
Accrued interest on bonds payable				24	9
				63,498	50,912

On 29 September 2006, one of the Bank's affiliates issued its first floating rate note for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2008 and 2007.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

Tax applications for foreign branches

NORTHERN CYPRUS

According to the Corporate Tax Law of the Turkish Republic of Northern Cyprus no.41/1976 as amended, the corporate earnings (including foreign corporations) are subject to a 10% corporate tax. This tax is calculated based on the income that the taxpayers earn in an accounting period. Tax base is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The corporations cannot benefit from the rights of offsetting losses, investment incentives and amortisation unless they prepare and have certified their balance sheets, income statements and accounting records used for tax calculations by an auditor authorized by the Ministry of Finance. In cases where it is revealed that the earnings of a corporation were not subject to taxation in prior years or the tax paid on such earnings are understated, additional taxes can be charged in the next 12 years following that the related taxation period. The corporate tax returns are filed in the tax administration office in April after following the end of the accounting year to which they relate. The corporate taxes are paid in two equal installments in May and October.

MALTA

The corporate earnings are subjected to a 35% corporate tax. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. The earnings of the foreign corporations' branches in Malta are also subject to the same tax rate that the resident corporations in Malta are subject to. The earnings of such branches that are transferred to their head offices are not subject to an additional tax. The prepaid taxes are paid in April, August and December in the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings. The excess part of the corporate tax that is not covered by such prepayments is paid to the tax office in September.

LUXEMBOURG

The corporate earnings are subjected to a 22% corporate tax. Effective from 1 January 2009 this rate will be applied as 21%. This rate is determined by modifying accounting income for certain exclusions and allowances for tax purposes. An additional 4% of the calculated corporate tax is paid as a contribution for unemployment insurance fund. This rate is 6.75% in the municipality where the Bank's Luxembourg branch operates. The tax returns are examined by the authorized bodies, and in

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

case of detected mistakes, the amount of the taxes to be paid, is revised. The amounts and the payment dates of prepaid taxes are determined and declared by the tax office at the beginning of the taxation period. The corporations whose head offices are outside Luxembourg, are allowed to transfer the rest of their net income after tax following the allocation of 5% of it for legal reserves, to their head offices.

Tax applications for foreign affiliates

HOLLAND

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

RUSSIA

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	2008	*%*	*2007*	*%*
Taxes on income per statutory tax rate	471,758	20.00	555,157	20.00
Income items exempt from tax	(31,522)	(1.34)	(128,736)	(4.64)
Defined benefit obligations	(20,520)	(0.87)	32,920	1.19
Disallowable expenses	6,773	0.29	23,511	0.84
Refund from the tax litigation	-	-	(137,256)	(4.94)
Others	6,288	0.27	(5,182)	(0.19)
Taxation charge	432,777	18.35	340,414	12.26

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

The taxation charge is comprised of the following:

	2008	*2007*
Current taxes	442,315	369,110
Deferred taxes	(9,538)	(28,696)
Taxation charge	432,777	340,414

The movement of current tax liability is as follows:

	2008	*2007*
Balance at the beginning of the year	5,301	128,022
Current year taxes	442,315	369,110
Less: Prepaid corporate taxes	(319,932)	(491,831)
Current tax liability	127,684	5,301

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

Income tax assets/(liabilities) recognised directly in equity is as follows:

	2008	*2007*
Unrealised gains on available-for-sale assets	(50,461)	(33,729)
Hedging reserve	812	(73)
	(49,649)	(33,802)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	2008	*2007*
Deferred tax asset		
Impairment losses on loans	68,266	47,675
Short-term employee benefits	31,684	20,088
Valuation difference on financial assets and liabilities	27,190	17,114
Impairment of equity participations and tangible assets	21,974	26,668
Defined benefit obligations	20,520	-
Reserve for employee severance indemnity	8,893	9,125
Accruals on credit card rewards	7,241	9,844
Discount on miscellaneous receivables	6,932	2,278
Pro-rata basis depreciation expenses	(16,710)	(10,992)
Prepaid expenses and promotions	(33,860)	(21,203)
Others, net	(22,385)	3,875
Total deferred tax asset	119,745	104,472
Deferred tax liability		
Total deferred tax liability	-	30

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

As of 31 December 2008, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
2008				
Impairment losses on loans	47,675	20,591	-	68,266
Short-term employee benefits	20,088	11,596	-	31,684
Valuation difference on financial assets and liabilities	17,114	6,176	3,900	27,190
Impairment of equity participations and tangible assets	26,668	(4,694)	-	21,974
Defined benefit obligations	-	20,520	-	20,520
Reserve for employee severance indemnity	9,125	(232)	-	8,893
Accruals on credit card rewards	9,844	(2,603)	-	7,241
Discount on miscellaneous receivables	2,278	4,654	-	6,932
Pro-rata basis depreciation expenses	(10,992)	(5,718)	-	(16,710)
Prepaid expenses and promotions	(21,203)	(12,657)	-	(33,860)
Others, net	3,845	(28,095)	1,865	(22,385)
Net deferred tax asset	104,442	9,538	5,765	119,745

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
2007				
Impairment losses on loans	27,472	20,203	-	47,675
Impairment of equity participations and tangible assets	27,511	(843)	-	26,668
Short-term employee benefits	18,934	1,154	-	20,088
Valuation difference on financial assets and liabilities	(543)	11,834	5,823	17,114
Accruals on credit card rewards	9,210	634	-	9,844
Reserve for employee severance indemnity	7,471	1,654	-	9,125
Discount on miscellaneous receivables	3,363	(1,085)	-	2,278
Pro-rata basis depreciation expenses	(10,922)	(70)	-	(10,992)
Prepaid expenses and promotions	(8,319)	(12,884)	-	(21,203)
Others, net	(5,190)	8,099	936	3,845
Net deferred tax asset	68,987	28,696	6,759	104,442

Transfer pricing

The article no.13 of the Corporate Tax Law describes the issue of transfer pricing under the title of "disguised profit distribution" by way of transfer pricing. "The General Communiqué on Disguised Profit Distribution by Way of Transfer Pricing" published at 18 November 2007, explains the application related issues on this topic.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

According to this communiqué, if the taxpayers conduct transactions like purchase and sale of goods or services with the related parties where the prices are not determined according to the arm's length principle, then it will be concluded that there is a disguised profit distribution by way of transfer pricing. Such disguised profit distributions will not be deducted from the corporate tax base for tax purposes.

As stated in the "7.1 Annual Documentation" section of this communiqué, the taxpayers are required to fill out the "Transfer Pricing, Controlled Foreign Entities and Thin Capitalization" form for the purchase and sale of goods or services conducted with their related parties in a taxation period, attach these forms to their corporate tax returns and submit to the tax offices.

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	2008	*2007*
Blocked accounts against expenditures of card holders	1,815,228	1,683,270
Payables to insurance and reinsurance companies relating to insurance business	905,744	573,272
Accrued exchange losses on derivatives	605,962	538,841
Withholding taxes	268,635	111,773
Short-term employee benefits	154,992	100,402
Insurance business related provisions	123,603	101,150
Unearned income	107,673	55,104
Recognized liability for defined benefit obligations	102,601	164,598
Expense accruals	85,350	88,884
Miscellaneous payables	69,724	86,455
Transfer orders	66,793	178,187
Payables to suppliers relating to financial lease activities	52,691	90,298
Cheques at cleaning house	48,879	206,247
Reserve for employee severance indemnity	45,513	44,868
Provision for non-cash loans	39,959	32,142
Blocked accounts	35,561	47,487
Others	126,861	110,565
	4,655,769	4,213,543

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in the financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial balance sheet of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the accompanying consolidated financial statements, there is not any published ruling of the Constitutional Court regarding this application.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

The Bank obtained an actuarial report dated 5 February 2009 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial balance sheet of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2008.

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the related article of the New Law. The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

The pension benefits are calculated annually, as per the calculation as of 31 December 2008 the present value of funded obligations amount to YTL 176,416 thousands (2007: YTL 319,418 thousands) and the fair value of the planned assets amount to YTL 621,594 thousands (2007: YTL 469,931 thousands).

	2008	*2007*
Present value of funded obligations		
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(296,328)	(349,495)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	135,400	43,669
- General administrative expenses	(15,488)	(13,592)
	(176,416)	(319,418)
Fair value of plan assets	621,594	469,931
Asset surplus in the plan (*)	445,178	150,513

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	2008	*2007*
Securities	480,552	344,318
Land and buildings	110,600	113,165
Cash and due from banks	30,442	12,448
	621,594	469,931

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Asset surplus/(shortage) on present value of defined benefit obligation is as follows:

	2008	2007
Present value of defined benefit obligations		
- Pension	(162,356)	(109,080)
- Health	(250,023)	(206,031)
Fair value of plan assets (*)	445,178	150,513
Asset surplus/(shortage) on present value of defined benefit obligation	32,799	(164,598)

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

Provision change for excess benefits amounting to YTL 164,598 thousands had been recognized as employee benefits in the accompanying consolidated financial statements for the year ended 31 December 2007. As per the actuarial calculation performed as of 31 December 2008 as detailed above, the asset surplus over the fair value of the plan assets to be used for the payment of the obligations also fully covers the benefits not transferable and still a surplus of YTL 32,799 thousands remains. However, the Bank's management, acting prudently, did not consider the health premium surplus amounting YTL 135,400 thousands as stated above and resulted from the present value of medical benefits and health premiums transferable to SSF and accordingly, kept recognizing a provision amounting YTL 102,601 thousands as its liability in the accompanying consolidated financial statements reversing only YTL 61,997 thousands of the provision recognized as of 31 December 2007.

	2008
Asset surplus over present value of defined benefit obligation	32,799
Net present value of medical benefits and health premiums transferable to SSF	(135,400)
Present value of defined benefit obligation	(102,601)

Expenses recognized regarding this benefit plan in the accompanying consolidated income statements for the years ended 31 December 2008 and 2007 are as follows:

	2008	2007
Total contribution payment	114,374	91,081
(Reversal of)/Provision for unfunded liability	(61,997)	164,598
	52,377	255,679

Principal actuarial assumptions used at 31 December 2008 and 2007, are as follows:

	2008 %	2007 %
Discount rates at 31 December	17.41-10.51	16.77-10.17
Inflation rates	9.50-5.73	8-4.85
Future real salary increase rates	1.5	1.5
Medical cost trend rates	17.80-11.77	15.40-10.36
Future pension increase rates	9.50-5.73	8-4.85

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

The sensitivity analysis of defined benefit obligation of excess liabilities are as of 31 December 2008 and 2007 are as follows:

	2008		
	% change in defined benefit obligation		
	Pension Benefits	*Medical Benefits*	*Overall*
Assumption change	*%*	*%*	*%*
Discount rate +1%	(10.5)	(14.2)	(12.8)
Discount rate -1%	13.1	18.3	16.3
Medical inflation +10% of CPI		16.6	10.1
Medical inflation -10% of CPI		(7.9)	(4.8)

	2007		
	% change in defined benefit obligation		
	Pension Benefits	*Medical Benefits*	*Overall*
Assumption change	*%*	*%*	*%*
Discount rate +1%	(9.3)	(13.2)	(11.9)
Discount rate -1%	11.3	16.8	14.9
Medical inflation +10% of CPI		9.9	6.4
Medical inflation -10% of CPI		(7.8)	(5.1)

Short-term employee benefits

Movement in the provision for short-term employee benefits are as follows:

	2008	2007
Balance, beginning of the year	100,402	92,865
Payments during the year, net	(217,834)	(47,000)
Provision for the year, net	272,424	54,537
Balance, end of the year	154,992	100,402

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	2008	2007
Reserve for unearned premiums, net	43,571	25,188
Gross	*53,666*	*26,858*
Reinsurers' share	*(10,095)*	*(1,670)*
Provision for claims, net	7,428	4,882
Gross	*7,765*	*5,022*
Reinsurers' share	*(337)*	*(140)*
Life mathematical reserves	72,604	71,080
	123,603	101,150

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Reserve for employee severence indemnity

Movement in the reserve for employee severance indemnity is as follows:

	2008	*2007*
Balance, beginning of the year	44,868	38,280
Disposal due to sale of consolidated affiliates	-	(592)
Payments during the year	(8,816)	(6,505)
Provision for the year	9,461	13,685
Balance, end of the year	45,513	44,868

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are YTL 2,173.18 and YTL 2,030.19 as of 31 December 2008 and 2007, respectively.

The principal actuarial assumptions are as follows:

	2008 %	*2007* %
Discount rate	6.26	5.71
Interest rate	12.00	11.00
Expected rate of salary/limit increase (*)	5.40	5.00
Turnover rate to estimate the probability of retirement	6.55	5.81

(*) Determined based on the government's future targets for annual inflation.

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	2008	*2007*
Balance, beginning of the year	32,142	21,038
Provision for the year, net	7,817	11,104
Balance, end of the year	39,959	32,142

21 Shareholders' equity

The authorized nominal share capital of the Bank amounted to YTL 4,200,000 thousands as of 31 December 2008.

At the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held at 13 June 2008, the Bank decided to repurchase all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "retained earnings", and the value of remaining two founder share-certificates has been blocked in the bank accounts.

Subsequent to these purhases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that the paid share capital of the Bank is to be increased by YTL 2,100,000 thousands from YTL 2,100,000 thousands to YTL 4,200,000 thousands. Accordingly, the pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market. The capital increase is approved by the Istanbul Commercial Registry at 31 July 2008, and accordingly YTL 2,100,000 thousands of the cash collected is transferred to "share capital" and the excess balance amounting YTL 11,880 thousands over the nominal values of new shares issued to "share premium".

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands. In December 2007, GE Capital Corporation ("GECC") has sold 9,765,000,000 non-trading shares of the Bank to Doğuş Holding AŞ, representing 4.65% of the issued share capital of the Bank. According to the agreement between the parties, the total consideration for the shares amounted to US$ 674,250,000. The settlement of the transaction took place on 27 December 2007.

As per the resolution of the Board of Directors on 17 April 2007, the Bank paid dividends amounting YTL 219,319 thousands as of 24 April 2007.

As per the decision made at the Annual General Assembly at 3 April 2008, 5% of the prior year's net income is allocated to legal reserves. The reserves include legal reserves amounting to YTL 289,414 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

As at 31 December 2008 net minority interest amounts to YTL 35,201 thousands (2007: YTL 23,410 thousands). Minority interest is detailed as follows:

	2008	*2007*
Capital and other reserves	14,012	13,807
Retained earnings	9,389	1,625
Current period net income	11,800	7,978
	35,201	23,410

Unrealised gains from changes in fair value of available-for-sale assets are detailed as follows:

	2008	*2007*
Balance at the beginning of the year	189,382	122,562
Net unrealised gains from changes in fair value	81,536	94,245
Related deferred and current income taxes	(31,896)	(17,201)
Net gains transferred to the income statement on disposal	(76,435)	(12,778)
Related deferred and current income taxes	15,164	2,554
Balance at the end of the year	177,751	189,382

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 63,466 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 196,614,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information (continued)

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and investment securities. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is YTL 53,874,335 thousands (2007: YTL 41,335,094 thousands), whereas the carrying amount is YTL 53,870,069 thousands (2007: YTL 41,042,495 thousands) in the accompanying consolidated balance sheet as at 31 December 2008.

Fair value of investment securities is YTL 26,117,422 thousands (2007: YTL 17,831,767 thousands), whereas the carrying amount is YTL 26,112,129 thousands (2007: YTL 17,835,310 thousands) in the accompanying consolidated balance sheet as at 31 December 2008.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	2008	*2007*
Letters of guarantee	11,012,449	9,769,546
Letters of credit	3,320,801	2,916,200
Acceptance credits	123,807	116,487
Others	110,000	-
	14,567,057	12,802,233

As at 31 December 2008, commitment for uncalled capital of affiliated companies amounts to YTL 812 thousands (2007: YTL 812 thousands).

As at 31 December 2008, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to YTL 17,520,902 thousands (2007: YTL 13,873,895 thousands) in total.

As at 31 December 2008, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to YTL 340,676 thousands (2007: YTL 353,992 thousands) in total.

As at 31 December 2008, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 24,023,479 thousands (2007: YTL 13,766,322 thousands), approximately 90% of which are due within a year.

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	2008		*2007*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	615,838	893,999	50,339	197,577
Currency swap agreements for customer dealing activities	839,727	74,756	116,715	65,933
Options for customer dealing activities	214,852	216,481	286,686	123,307
Forward agreements for hedging purposes	685,667	205,272	492,871	148,688
Currency swap agreements for hedging purposes	6,574,919	7,498,424	4,276,502	2,551,561
Interest rate and credit default swap agreements	71,108	343,647	41,278	10,272
Interest rate, foreign currency and securities options	2,324,025	2,568,395	2,160,487	1,790,084
Forward rate agreements, foreign currency and interest rate futures	2,273	13,279	35,291	86,231
Forward agreements for gold trading	7,849	145,009	138,764	321,458
Spot foreign currency transactions	483,788	244,171	470,994	401,284
	11,820,046	12,203,433	8,069,927	5,696,395

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 31 December 2008, approximately 112% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (2007: 105%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

2008	*Notional amount with remaining life of* Up to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Over 1 year	Total
Interest Rate Derivatives						
Forward rate agreements	-	-	-	-	-	-
Purchases	-	-	-	-	-	-
Sales	-	-	-	-	-	-
Interest rate swaps	3,105	17,728	182,942	194,733	16,247	414,755
Purchases	*705*	*12,124*	*26,473*	*16,606*	*15,200*	*71,108*
Sales	*2,400*	*5,604*	*156,469*	*178,127*	*1,047*	*343,647*
Interest rate futures	-	4,709	1	-	-	4,710
Purchases	-	-	*1*	-	-	*1*
Sales	-	*4,709*	-	-	-	*4,709*
Other Derivatives						
Securities, shares and index options	-	-	68,200	30,969	1,692,640	1,791,809
Purchases	-	-	*68,200*	*10,642*	*846,320*	*925,162*
Sales	-	-	-	*20,327*	*846,320*	*866,647*
Currency Derivatives						
Spot exchange contracts	727,959	-	-	-	-	727,959
Purchases	*483,788*	-	-	-	-	*483,788*
Sales	*244,171*	-	-	-	-	*244,171*
Forward exchange contracts	1,102,185	712,221	211,708	198,808	175,854	2,400,776
Purchases	*661,873*	*333,970*	*139,056*	*98,498*	*68,108*	*1,301,505*
Sales	*440,312*	*378,251*	*72,652*	*100,310*	*107,746*	*1,099,271*
Currency/cross currency swaps	7,022,439	3,030,341	1,925,012	2,148,225	861,809	14,987,826
Purchases	*2,570,681*	*1,438,698*	*880,855*	*1,754,017*	*770,395*	*7,414,646*
Sales	*4,451,758*	*1,591,643*	*1,044,157*	*394,208*	*91,414*	*7,573,180*
Options	1,344,168	764,560	748,252	649,095	25,869	3,531,944
Purchases	*515,908*	*404,703*	*414,572*	*266,926*	*11,606*	*1,613,715*
Sales	*828,260*	*359,857*	*333,680*	*382,169*	*14,263*	*1,918,229*
Foreign currency futures	-	10,842	-	-	-	10,842
Purchases	-	*2,272*	-	-	-	*2,272*
Sale	-	*8,570*	-	-	-	*8,570*
Other foreign exchange contracts	128,009	15,974	8,875	-	-	152,858
Purchases	*5,970*	*1,879*	-	-	-	*7,849*
Sale	*122,039*	*14,095*	*8,875*	-	-	*145,009*
Subtotal Purchases	4,238,925	2,193,646	1,529,157	2,146,689	1,711,629	11,820,046
Subtotal Sales	6,088,940	2,362,729	1,615,833	1,075,141	1,060,790	12,203,433
Total of Transactions	10,327,865	4,556,375	3,144,990	3,221,830	2,772,419	24,023,479

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
2007	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	11,600	-	-	-	11,600
Purchases	-	*5,800*	-	-	-	*5,800*
Sales	-	*5,800*	-	-	-	*5,800*
Interest rate swaps	3,823	20,791	10,646	-	16,290	51,550
Purchases	*136*	*20,709*	*6,483*	-	*13,950*	*41,278*
Sales	*3,687*	*82*	*4,163*	-	*2,340*	*10,272*
Interest rate futures	-	4,000	-	-	-	4,000
Purchases	-	*4,000*	-	-	-	*4,000*
Sales	-	-	-	-	-	-
Other Derivatives						
Securities, shares and index options	353,634	99,202	494	5,930	-	459,260
Purchases	*289,879*	*21,466*	*247*	*2,965*	-	*314,557*
Sales	*63,755*	*77,736*	*247*	*2,965*	-	*144,703*
Currency Derivatives						
Spot exchange contracts	872,278	-	-	-	-	872,278
Purchases	*470,994*	-	-	-	-	*470,994*
Sales	*401,284*	-	-	-	-	*401,284*
Forward exchange contracts	532,844	115,692	103,503	127,388	10,048	889,475
Purchases	*340,834*	*57,253*	*48,456*	*92,049*	*4,618*	*543,210*
Sales	*192,010*	*58,439*	*55,047*	*35,339*	*5,430*	*346,265*
Currency/cross currency swaps	2,955,339	1,809,436	954,392	996,709	294,835	7,010,711
Purchases	*1,922,009*	*381,845*	*914,373*	*902,390*	*272,600*	*4,393,217*
Sales	*1,033,330*	*1,427,591*	*40,019*	*94,319*	*22,235*	*2,617,494*
Options	898,526	1,656,661	666,325	678,519	1,273	3,901,304
Purchases	*514,866*	*858,823*	*390,316*	*367,338*	*1,273*	*2,132,616*
Sales	*383,660*	*797,838*	*276,009*	*311,181*	-	*1,768,688*
Foreign currency futures	-	103,703	2,219	-	-	105,922
Purchases	-	*23,272*	*2,219*	-	-	*25,491*
Sale	-	*80,431*	-	-	-	*80,431*
Other foreign exchange contracts	460,222	-	-	-	-	460,222
Purchases	*138,764*	-	-	-	-	*138,764*
Sale	*321,458*	-	-	-	-	*321,458*
Subtotal Purchases	3,677,482	1,373,168	1,362,094	1,364,742	292,441	8,069,927
Subtotal Sales	2,399,184	2,447,917	375,485	443,804	30,005	5,696,395
Total of Transactions	6,076,666	3,821,085	1,737,579	1,808,546	322,446	13,766,322

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;

24 Financial risk management disclosures (continued)

- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24 Financial risk management disclosures (continued)

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios in 2008 and 2007 are as follows:

	2008			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + YTL*	*FC*	*FC + YTL*
Average (%)	168.14	149.56	110.42	108.99
Maximum (%)	215.04	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

	2007			
	First Maturity Bracket (Weekly)		*Second Maturity Bracket (Monthly)*	
	FC	*FC + YTL*	*FC*	*FC + YTL*
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	31 December 2008						31 December 2007					
	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Total	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 year	Total
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	2,519,678	-	-	-	-	2,519,678	247,555	-	-	-	-	247,555
Financial assets at fair value through profit or loss	22,173	2,230	40,665	87,929	2,267	155,264	5,027	444	66,897	171,372	53	243,793
Loans and advances to banks	739,727	40,897	71,053	936,707	-	1,788,384	445,425	21,529	8,005	618,978	-	1,093,937
Loans and advances to customers	9,207,023	3,509,951	2,938,457	7,940,741	2,308,772	25,904,944	7,570,026	2,641,550	2,677,581	7,074,025	1,826,934	21,790,116
Accrued exchange gain on derivatives	39,404	80,084	454,129	96,835	2,226	672,678	12,614	16,045	15,892	9	-	44,560
Other assets	192,176	920,753	16	5	6,530	1,119,480	3,060,215	570,773	271	517	7,176	3,638,952
Security investments	77,398	1,094,374	2,103,031	17,051,920	790,999	21,117,722	10,938	-	2,256,804	10,417,932	635,931	13,321,605
Deferred tax asset	-	-	-	102,031	-	102,031	-	-	-	104,160	-	104,160
Total New Turkish Lira monetary assets	12,797,579	5,648,289	5,607,351	26,216,168	3,110,794	53,380,181	11,351,800	3,250,341	5,025,450	18,386,993	2,470,094	40,484,678
Foreign currency												
Cash and balances with central banks	1,452,855	-	-	-	-	1,452,855	2,627,424	-	-	-	-	2,627,424
Financial assets at fair value through profit or loss	85,930	3,052	125,437	187,228	7,226	408,873	78,375	42,743	212,973	384,817	41,317	760,225
Loans and advances to banks	3,736,536	262,072	1,127,298	313,532	776,419	6,215,857	1,857,168	203,966	890,071	439,082	564,817	3,955,104
Loans and advances to customers	1,272,896	2,782,704	6,070,877	8,346,844	9,304,124	27,777,445	1,036,142	2,470,824	4,564,376	6,384,323	4,713,002	19,168,667
Accrued exchange gain on derivatives	19,323	64,654	33,284	19,286	3,172	139,719	15,340	28,600	47,477	447	-	91,864
Other assets	1,743,174	956	5,036	6,333	14,528	1,770,027	1,951,008	1,153	4,276	5,209	18,644	1,980,290
Security investments	56,669	36,985	412,004	1,874,347	2,614,402	4,994,407	240,975	329,632	311,795	1,466,535	2,164,768	4,513,705
Deferred tax asset	-	-	-	17,714	-	17,714	-	-	-	312	-	312
Total foreign currency monetary assets	8,367,383	3,150,423	7,773,936	10,765,284	12,719,871	42,776,897	7,806,432	3,076,918	6,030,968	8,680,725	7,502,548	33,097,591
Total Monetary Assets	21,164,962	8,798,712	13,381,287	36,981,452	15,830,665	96,157,078	19,158,232	6,327,259	11,056,418	27,067,718	9,972,642	73,582,269
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	26,490,260	2,273,438	255,104	99,786	-	29,118,588	17,835,682	1,870,749	323,928	165,968	-	20,196,327
Obligations under repurchase agreements	9,880,488	325	-	571,711	-	10,452,524	6,564,896	102,850	208,715	571,442	-	7,447,903
Loans and advances from banks	788,187	101,421	359,391	697,630	790,327	2,736,956	509,226	56,431	477,812	-	769,051	1,812,520
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	51,938	94,122	274,735	101,872	23,660	546,327	133,051	115,034	160,020	19,385	73,715	501,205
Other liabilities and accrued expenses	2,042,108	1,553	1,382,351	193,635	332,116	3,951,763	2,077,771	7,465	753,470	149,528	339,504	3,327,738
Total New Turkish Lira monetary liabilities	39,252,981	2,470,859	2,271,581	1,664,634	1,146,103	46,806,158	27,120,626	2,152,529	1,923,945	906,323	1,182,270	33,285,693
Foreign currency												
Deposits	23,473,034	2,078,804	2,159,000	1,113,013	118,540	28,942,391	18,870,026	2,381,424	1,772,037	459,264	91,762	23,574,513
Obligations under repurchase agreements	285,792	192,877	221,987	-	-	700,656	482,867	334,811	326,372	-	1	1,144,051
Loans and advances from banks	273,750	433,303	4,712,709	3,246,269	2,820,736	11,486,767	233,729	97,794	4,144,373	2,598,801	2,553,155	9,627,852
Bonds payable	-	-	-	63,498	-	63,498	-	-	-	-	50,912	50,912
Accrued exchange loss on derivatives	10,788	15,484	14,559	18,673	131	59,635	11,130	11,323	13,671	1,512	-	37,636
Other liabilities and accrued expenses	105,363	53,797	59,043	30	7,495	225,728	178,243	101,938	58,227	500	13,387	352,295
Total foreign currency monetary liabilities	24,148,727	2,774,265	7,167,298	4,441,483	2,946,902	41,478,675	19,775,995	2,927,290	6,314,680	3,060,077	2,709,217	34,787,259
Total Monetary Liabilities	63,401,708	5,245,124	9,438,879	6,106,117	4,093,005	88,284,833	46,896,621	5,079,819	8,238,625	3,966,400	3,891,487	68,072,952

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	31 December 2008						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	212,283	-	-	-	-	3,760,250	3,972,533
Financial assets at fair value through profit (	57,294	8,626	164,468	267,560	9,169	57,020	564,137
Loans and advances to banks	3,778,865	1,109,182	1,984,869	85,626	-	1,045,699	8,004,241
Loans and advances to customers	22,171,170	5,854,812	8,613,797	11,118,960	4,777,650	1,146,000	53,682,389
Other assets	1,713,148	301	5,052	6,338	21,056	1,956,009	3,701,904
Security investments	1,461,403	7,793,738	5,410,603	7,904,237	1,751,035	1,791,113	26,112,129
Deferred tax asset	-	-	-	-	-	119,745	119,745
Total Monetary Assets	29,394,163	14,766,659	16,178,789	19,382,721	6,558,910	9,875,836	96,157,078
MONETARY LIABILITIES							
Deposits	40,673,407	4,463,367	3,269,252	657,393	3,408	8,994,152	58,060,979
Obligations under repurchase agreements	10,135,486	189,213	217,010	549,999	-	61,472	11,153,180
Loans and advances from banks	7,704,272	3,838,080	1,856,570	511,382	3,076	310,343	14,223,723
Bonds payable	-	63,474	-	-	-	24	63,498
Other liabilities and accrued expenses	-	-	-	-	-	4,783,453	4,783,453
Total Monetary Liabilities	58,513,165	8,554,134	5,342,832	1,718,774	6,484	14,149,444	88,284,833

	31 December 2007						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	604,243	-	-	-	-	2,270,736	2,874,979
Financial assets at fair value through profit (	35,842	23,475	266,567	398,794	43,292	236,048	1,004,018
Loans and advances to banks	2,054,701	668,022	1,740,440	216,729	-	369,149	5,049,041
Loans and advances to customers	10,030,868	7,471,831	8,941,276	11,234,086	2,738,142	542,580	40,958,783
Other assets	4,857,208	277	4,089	5,409	25,818	862,865	5,755,666
Security investments	1,929,196	5,969,508	1,920,240	5,351,812	1,564,721	1,099,833	17,835,310
Deferred tax asset	-	-	-	-	-	104,472	104,472
Total Monetary Assets	19,512,058	14,133,113	12,872,612	17,206,830	4,371,973	5,485,683	73,582,269
MONETARY LIABILITIES							
Deposits	28,866,948	4,229,547	2,147,768	479,126	6,744	8,040,707	43,770,840
Obligations under repurchase agreements	7,017,203	432,939	520,865	549,999	-	70,948	8,591,954
Loans and advances from banks	5,801,614	1,988,845	2,867,826	595,528	-	186,559	11,440,372
Bonds payable	-	50,903	-	-	-	9	50,912
Other liabilities and accrued expenses	-	-	-	-	-	4,218,874	4,218,874
Total Monetary Liabilities	41,685,765	6,702,234	5,536,459	1,624,653	6,744	12,517,097	68,072,952

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the years 2008 and 2007:

	2008			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	0.25-6.70	1.00-7.60	15.00-22.85	-
Debt and other fixed or floating income instruments	6.86	7.19	20.47	-
Loans and advances to customers	2.00-19.00	3.15-19.00	16.99-35.20	5.51-22.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	2.00-7.5	-	2.00-10.50
- Bank deposits	1.50-6.85	1.95-6.94	15.00-18.11	0.75
- Saving deposits	-	-	15.75-21.98	-
- Commercial deposits	-	-	15.75-23.52	-
- Public and other deposits	-	-	21.89	-
Obligations under repurchase agreements	3.03-4.90	3.7-6.75	15.26	9.8
Loans and advances from banks	3.44-7.97	5.02-6.85	14.50-21.42	2.33

	2007			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	4.23-5.51	3.70-6.27	16.00-21.58	8.45-9.70
Debt and other fixed or floating income instruments	2.25-12.39	1.05-10.63	10.00-20.78	3.50-5.25
Loans and advances to customers	4.83-13.00	4.00-10.79	16.45-30.82	2.31-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.00	-	0.50-9.25
- Bank deposits	3.75-6.72	3.50-7.07	13.00-18.00	3.75-6.50
- Saving deposits	-	-	18.52-19.75	-
- Commercial deposits	-	-	18.99-19.75	-
- Public and other deposits	-	-	18.53	-
Obligations under repurchase agreements	5.06-5.83	4.11-5.06	15.44	-
Loans and advances from banks	5.27-6.22	4.91-5.85	13.66-18.38	1.85

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits aré set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 31 December 2008 and 2007 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	2008			*2007*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	2,949,982	3,672,500	1,197,599	1,457,766	1,708,025	1,197,599
Common share risk	135,565	200,888	50,527	13,707	50,527	25
Currency risk	185,936	226,325	155,075	225,605	323,780	117,662
Option risk	214,980	353,475	122,325	120,536	221,950	44,248
Total value at risk	3,486,463	4,453,188	1,525,526	1,817,614	2,304,282	1,359,534

Exposure to interest rate risk – non-trading portfolios

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and partipating in determination of risk limits.

24 Financial risk management disclosures (continued)

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	2008			
	US$	*EUR*	*Other Currencies*	*Total*
Assets				
Cash and balances with central banks	1,185,871	202,517	64,467	1,452,855
Financial assets at fair value through profit or loss	288,154	95,711	25,008	408,873
Loans and advances to banks	3,364,353	2,795,731	55,773	6,215,857
Loans and advances to customers	17,506,022	9,479,118	814,888	27,800,028
Other assets	1,786,853	116,611	6,284	1,909,747
Investment securities	4,585,598	356,977	51,832	4,994,407
Investments in equity participations	-	676	-	676
Tangible assets	1,273	173,313	14,820	189,406
Deferred tax asset	-	15,956	1,758	17,714
Total Assets	*28,718,124*	*13,236,609*	*1,034,830*	*42,989,563*
Liabilities				
Deposits	15,364,928	12,724,700	852,763	28,942,391
Obligations under repurchase agreements	497,047	155,901	47,708	700,656
Loans and advances from banks	7,203,029	4,279,035	4,703	11,486,767
Current and deferred tax liability	-	1,304	-	1,304
Bonds payable	-	63,498	-	63,498
Other liabilities and accrued expenses	136,214	97,449	50,396	284,059
Total Liabilities	*23,201,218*	*17,321,887*	*955,570*	*41,478,675*
Net On Balance Sheet Position	*5,516,906*	*(4,085,278)*	*79,260*	*1,510,888*
Net Off Balance Sheet Position	*(5,762,984)*	*4,080,591*	*(10,020)*	*(1,692,413)*
Net Long/(Short) Position	*(246,078)*	*(4,687)*	*69,240*	*(181,525)*

	2007			
	US$	*EUR*	*Other Currencies*	*Total*
Total Assets	*19,997,523*	*12,332,912*	*899,188*	*33,229,623*
Total Liabilities	*21,291,440*	*12,500,267*	*995,552*	*34,787,259*
Net On Balance Sheet Position	*(1,293,917)*	*(167,355)*	*(96,364)*	*(1,557,636)*
Net Off Balance Sheet Position	*1,056,302*	*334,335*	*242,935*	*1,633,572*
Net Long/(Short) Position	*(237,615)*	*166,980*	*146,571*	*75,936*

24 Financial risk management disclosures (continued)

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

The balance sheet short positions shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 90,379 thousands at 31 December 2008 (2007: YTL 100,038 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the balance sheet. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Exposure to credit risk

	Loans and advances to customers	
	2008	*2007*
Individually impaired	1,368,312	869,567
Allowance for impairment	(984,281)	(632,050)
Carrying amount	384,031	237,517
Collectively impaired	-	-
Allowance for impairment	(196,351)	(153,805)
Carrying amount	(196,351)	(153,805)
Past due but not impaired	607,054	-
Carrying amount	607,054	-
Neither past due nor impaired	53,019,768	40,893,267
Loans with renegotiated terms	55,567	65,516
Carrying amount	53,075,335	40,958,783
Total carrying amount	53,870,069	41,042,495

As of 31 December 2008 and 2007, the Bank has no allowance for loans and advances to banks.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	2008	*2007*
Consumer loans	808,931	567,485
Textile	131,530	76,513
Chemistry and chemical products	70,525	52,468
Construction	50,755	21,707
Food	40,260	23,906
Agriculture and stockbreeding	37,786	9,845
Service sector	29,128	22,747
Durable consumption	18,078	12,153
Metal and metal products	17,371	11,510
Financial institutions	2,836	8,067
Others	161,112	63,166
Total non-performing loans and lease receivables	1,368,312	869,567

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	2008	2007
Turkey	1,344,276	864,349
Romania	16,232	522
Russia	5,176	1,136
Holland	1,847	2,752
Germany	781	808
Total non-performing loans and lease receivables	1,368,312	869,567

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 31 December 2008 and 2007.

Approximately 72% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 82%.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	2008	*2007*
Cash loans		
Secured loans:	37,858,171	30,012,228
Secured by cash collateral	1,217,556	1,173,952
Secured by mortgages	12,945,098	7,835,589
Secured by government institutions or government securities	2,015,479	1,457,954
Guarantees issued by financial institutions	169,122	186,359
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	21,510,916	19,358,374
Unsecured loans	14,678,214	10,403,163
Total performing loans and financial lease receivables	52,536,385	40,415,391
Non-cash loans		
Secured loans:	12,007,037	10,137,914
Secured by cash collateral	594,599	496,168
Secured by mortgages	1,453,631	173,903
Guarantees issued by financial institutions	4,921	3,766
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,953,886	9,464,077
Unsecured loans	2,560,020	2,664,319
Total non-cash loans	14,567,057	12,802,233

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	2008	*2007*
Mortgages	341,058	174,647
Promissory notes and surety	295,228	166,330
Pledge assets	151,207	89,083
Cash collateral	372	355
Unsecured	580,447	439,152
	1,368,312	869,567

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

24 Financial risk management disclosures (continued)

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 31 December 2008 and 2007 was as follows:

	2008	2007
Tier 1 capital	9,512,681	6,926,311
Tier 2 capital	1,415,587	1,069,119
Deductions from capital	(461,243)	(488,448)
Total regulatory capital	10,467,025	7,506,982
Value at credit, market and operational risks	70,429,654	53,708,544
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	14.86	13.98
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	13.51	12.90

24.4 *Hedging*

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

The Bank entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets and liabilities, through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of such swap transactions outstanding as of 31 December 2008:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate(%)*	*Fixed payment frequency*	*Maturity*
US$ 43.8 millions	5.445	3 month Libor + 1.75	Quarterly	2009
US$ 110 millions	3.35	3 month Libor + 0.40	Quarterly	2012

The Bank also entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on project finance loans through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of these swap transactions outstanding as of 31 December 2008:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate(%)*	*Fixed payment frequency*	*Maturity*
EUR 583.4 millions	4.4475-8.3250	6-12 month Euribor + 2-3.80	Semi Annually-Annually	2013-2019

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

On 9 January 2008 and 16 January 2008, the Bank has exercised four interest rate swap transactions held for cash flow risk management before their maturities. The Bank has recognized a total income amounting US$ 38,670,000 (equivalent of YTL 45,002 thousands) collected on the dates of these transactions as per the related agreements under trading income in the accompanying consolidated financial statements.

25 Affiliates, associates and special purpose entities

The table below sets out the consolidated affiliates, associates and special purpose entities of the Bank and its shareholding interests in these entities as at 31 December 2008:

Consolidated entities	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi ve Tic. AŞ	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company *(a)*	-
T2 Capital Finance Company *(a)*	-

(a) Garanti Diversified Payment Rights Finance Company and T2 Capital Finance Company are the special purpose entities established for the Bank's securitization transactions and the subordinated debt transaction, respectively, that are explained in Note 17. The Bank or any of its affiliates does not have any shareholding interests in these companies.

Garanti Kültür AŞ (The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ at 8 February 2008) is excluded from the consolidation scope as of 31 December 2008 as the company does not have material operations and results.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the consolidated financial statements as of 31 December 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ. Subsequent to these sales, at 1 October 2007 the legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ.

Garanti Fund Management Co. Ltd. (100.00%) and Garanti Financial Services plc (100.00%) are under liquidation as of the reporting date.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	2008	*2007*
Fee and commission income:		
Credit cards fees	1,058,992	924,035
Retail banking	327,344	291,985
SME banking	196,986	150,585
Commercial banking	137,871	119,983
Corporate banking	78,176	71,190
Others	243,398	163,174
Total fee and commission income	2,042,767	1,720,952
Fee and commission expense:		
Credit cards fees	316,544	348,747
Retail banking	14,564	1,650
SME banking	4,604	936
Commercial banking	1,277	323
Others	127,446	80,723
Total fee and commission expense	464,435	432,379
Net fee and commission income	1,578,332	1,288,573

27 Other expenses

	2008	*2007*
Credit card rewards and promotion expenses	289,013	176,719
Advertising expenses	110,862	107,885
EDP expenses	83,507	67,171
Taxes and duties other than on income	77,863	62,186
Saving deposits insurance fund	60,883	49,220
Utility expenses	47,583	32,091
Repair and maintenance expenses	30,814	23,068
Claim loss from insurance business	27,286	75,096
Research and development expenses	22,017	26,443
Others	310,462	257,325
	1,060,290	877,204

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses
Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

28 Use of estimates and judgements (continued)

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*
- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*
- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

Securitizations
In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.
- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.
- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Significant events

- The Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, after making revisions to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank collected through conciliation from the tax office, due to the prepaid taxes in 2005 was agreed to be YTL 131,178 thousands. Furthermore, the Bank was also entitled to a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands. The accompanying consolidated financial statements for the year ended 31 December 2007 have been prepared after giving retroactive effect to this event.
- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands was sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price was fully recognized as income as of 3 April 2008, as the sold receivables had been fully provisoned in the Bank's financial statements previously.
- Social Security Law No. 5754 which requires the transfer of the liabilities of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no. 20 of the Social Security Law No. 506 was accepted and approved by the Turkish Parliament at 17 April 2008 and enacted at 8 May 2008. The accompanying consolidated financial statements for the year ended 31 December 2007 have been prepared after giving retroactive effect to this law.
- After studies on International Convergence of Capital Measurement and Capital Standards carried out by the Basel Banking Committee are finalized with a comprehensive document ("Basel II") which was published in June 2006, the BRSA required application of practice of Basel II by the banks operating in Turkey initiated within the announced framework of a program and a related road map until the beginning of the year 2009.

(Currency: Thousands of New Turkish Lira (YTL))

29 Significant events (continued)

Currently, the capital adequacy in the banking system is calculated on the basis of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks", published in the Official Gazette dated 1 November 2006 which is partially compatible with Basel II. At 25 June 2008, the BRSA announced that in the light of the recent developments -of which causes and effects are uncertain and deep- in global financial markets, the new draft Turkish Commercial Code which has not been enacted yet, and the comments of financial and real sector representatives, the implementation of Basel II in the context of capital requirements measurement based on credit risk ratings is postponed to a further date.

- As per the decision made at the extraordinary general meeting of Visa Europe Ltd for the allocation of earnings received through conversion of certain shares that Visa Europe Ltd has in Visa Inc., into cash proportionally according to the contribution of the members to the earnings of Visa Europe Ltd, a payment of US$ 12.2 millions has been made to the Bank being a member of the Visa payment system on 21 October 2008. After deducting the banking and insurance transaction tax at the rate of 5%, the remaining collected amount has been recorded as income in the current period.

  Furthermore, as a part the same decision, Visa Inc.'s shares that Visa Europe Ltd has but was not converted into cash, have been distributed free of charge among the members of the Visa payment system, and the Bank recognized 153,048 shares of Visa Inc. at a face value of US$ 15.30 in its accounting records.

30 Subsequent events

- By the decision of the Council of Ministers no.2007/11963 at 4 April 2007, the "new" expression in the New Turkish Lira (YTL), the currency of the Turkish Republic, is cancelled effective from 1 January 2009. The currency of the Turkish Republic is the Turkish Lira (TL).

- The financial reporting currency of the Bank's Luxembourg branch is changed from US$ to EUR effective from 1 January 2009. The capital of US$ 89,500,000 allocated to the branch is converted into EUR 64,309,837.

  Besides, the capital allocated to the Luxembourg branch increased by EUR 335,690,163 to EUR 400,000,000 at 13 January 2009 by the decision of the board of directors no.2226 at 4 December 2008 that gives the authorization to the head office to be able to increase the amount of the capital allocated to the Luxembourg branch upto EUR 400,000,000.

....

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

February 19, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Garanti signed a loan agreement worth €20 million with 4 years maturity as part of the second phase of Small Enterprise Loan Programme (SELP II) initiated by the European Union, and implemented in co-operation with the Turkish Treasury, the Council of Europe Bank (CEB), KfW - Entwicklungsbank. The loan will be used to finance SMEs in 49 regions in Turkey.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Şinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

Garanti

February 16, 2009

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On February 16th 2009, GarantiBank secured a € 50 million subordinated loan from Proparco (Societe de Promotion et de Participation pour la Cooperation Economique S.A.), a company of the French Development Agency Group (AFD). The purpose of this loan is to foster the development of renewable energy, energy efficiency and industrial pollution abatement projects in Turkey.

GarantiBank is one of the leading Turkish commercial banks in the clean energy sector and one of the very few that has already supported projects that have generated VERs (Voluntary Emission Reduction) for carbon credit outside the Kyoto Protocol compliance regime.

The € 50 million subordinated loan, a first of its kind in Turkey, has a 12 years maturity with a repayment option after 7 years.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

January 15, 2009

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please be informed that Avni Aydın DÜREN has been appointed as Executive Vice President in charge of the Legal Department of our Bank.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

December 04, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

We hereby inform you that Board Member, Charles Edward Alexander, has resigned from his position as Member of Board of Directors for T. Garanti Bankası A.Ş.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

December 02, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

On December 2nd, Garanti Bank secured $215 million and €282 million dual tranche and dual currency term loan facility with a maturity of 1 year. The all-in cost of the facility is LIBOR+ 200 bps and EURIBOR+ 200 bps, respectively. The facility is raised with the participation of 20 banks from 10 countries and the proceeds will be used to finance export contracts.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

END